UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NATURA &CO HOLDING S.A.

ITEM

1.	Discussion of Avon Products, Inc.’s Business and Operations as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019.

2.	Audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and the related notes thereto of Avon Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name: José Antonio de Almeida Filippo
Title: Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name: Itamar Gaino Filho
Title: Chief Legal and Compliance Officer

Date: September 30, 2020

Item 1

Discussion of Avon Products, Inc.’s Business and Operations as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019.

i

CERTAIN DEFINED TERMS AND CONVENTIONS USED IN THIS FORM 6-K

All references in this Form 6-K to the “Company,” “we,” “us” and “our” refer to Natura &Co, as defined below, unless the context otherwise requires. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars, the official currency of the United States. All references to “pounds,” “pound sterling” or “£” are to the British pound sterling, the official currency of the United Kingdom.

In addition, as used in this Form 6-K, the following defined terms have the following respective meanings:

“Aesop” means Emeis Holding Pty Ltd and its consolidated subsidiaries.

“Avon” means Avon Products, Inc., a New York corporation, and its consolidated subsidiaries.

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“Natura” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, and its consolidated subsidiaries (excluding Aesop, The Body Shop and their respective subsidiaries).

“Natura &Co” means (1) prior to the completion of the Transaction, Natura Cosméticos S.A. and its consolidated subsidiaries, and (2) after the completion of the Transaction, Natura &Co Holding S.A. and its consolidated subsidiaries, including Natura and Avon.

“Natura &Co Holding” means Natura &Co Holding S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil, excluding its subsidiaries.

“Natura Cosméticos” means Natura Cosméticos S.A., a corporation (sociedade anônima) incorporated under the laws of Brazil.

“Merger Sub I” means Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding.

“Merger Sub II” means Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I.

“Merger Subs” means Merger Sub I and Merger Sub II, collectively.

“Sales representatives” or “representatives” means independent contractors who are not employees of Avon or any of its subsidiaries, but directly or indirectly purchase products or services from Avon or any of its subsidiaries.

“The Body Shop” means The Body Shop International Limited, a private limited company registered in England and Wales and its subsidiaries.

“Transaction” means the transaction effected by the Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and as may be further amended from time to time in accordance with its terms (the “Merger Agreement”) entered into by Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding.

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.

“United States” or “U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the U.S.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Statements

Avon’s annual consolidated financial information as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 presented herein have been derived from the audited consolidated financial statements of Avon and the related notes thereto included elsewhere in this Form 6-K.

The consolidated financial statements of Avon are prepared in accordance with U.S. GAAP and are presented in U.S. dollars.

In 2020, Avon changed its reportable segments to align them with how the business is operated and managed since the merger with Natura &Co, which are reportable segments based on geographic operations: Avon International and Avon Latin America. Prior to this change, Avon reported four segments: Europe, Middle East & Africa, Asia Pacific, South Latin America and North Latin America. We have not recast the segments in this Form 6-K because we do not believe the change in reporting segments is material to the assessment of Avon’s performance.

The Transaction

Avon Products, Natura Cosméticos, Natura &Co Holding and the Merger Subs entered into an Agreement and Plan of Mergers, dated May 22, 2019, as amended on October 3, 2019 and November 5, 2019, or the Merger Agreement, pursuant to which (i) Natura &Co Holding, after the completion of certain restructuring steps, held all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II merged with and into Avon, with Avon surviving the merger, and (iii) Merger Sub I merged with and into Natura &Co Holding, with Natura &Co Holding surviving the merger, and as a result of which each of Avon and Natura Cosméticos became a wholly owned direct subsidiary of Natura &Co Holding.

The Transaction was consummated on January 3, 2020. Accordingly, our results of operations and financial condition for the historical periods discussed in this section prior to the Transaction do not reflect or include the results of operations or any assets or liabilities of Avon as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the Transaction. We began consolidating Avon and its subsidiaries as from January 3, 2020, and, accordingly, our results of operations and financial condition of and for the six-months ended June 30, 2020 and future periods may not necessarily be comparable to our results of operations and financial condition for historical periods prior to the Transaction, including those discussed below.

Rounding

We have made rounding adjustments to reach some of the figures included in this Form 6-K. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS OF AVON

You should read the following discussion of the results of operations and financial condition of Avon and its majority and wholly owned subsidiaries in conjunction with the information contained in Avon’s annual consolidated financial statements as of December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019 and related notes, prepared in accordance with U.S. GAAP and included elsewhere in this Form 6-K. This discussion is based on the historical information of Avon presented without the effect of purchase accounting adjustments and changes in segmentation since the combination with Natura &Co.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Avon—Non-GAAP Financial Measures” for a description of how constant dollar, Constant U.S.$, growth rates (a Non-GAAP financial measure) are determined and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Avon—Performance Metrics” for definitions of our performance metrics (Change in Active representatives, Change in units sold, Change in Ending representatives and Change in Average Order).

For the purposes of this section, when used in this discussion, the terms “Avon,” “Company,” “we,” “our” or “us” mean, unless the context otherwise indicates, Avon Products, Inc. and its majority and wholly owned subsidiaries.

Overview

Avon is a global manufacturer and marketer of beauty and related products. Avon’s business is conducted primarily in the direct-selling channel. During 2019, Avon had sales operations in 54 countries and territories, and distributed products in 24 more. All of Avon’s consolidated revenue is derived from operations of subsidiaries outside the U.S.

In 2020, Avon changed its reportable segments to align them with how the business is operated and managed since the merger with Natura &Co, which are reportable segments based on geographic operations: Avon International and Avon Latin America. Prior to this change, Avon reported four segments: Europe, Middle East & Africa, Asia Pacific, South Latin America and North Latin America.

Avon’s product categories are Beauty and Fashion & Home. Beauty consists of skin care, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products. Sales are made to the end consumer principally through direct selling by representatives, who are independent contractors and not Avon’s employees.

As of December 31, 2019, Avon had approximately five million average active representatives, which represents the number of representatives submitting an order in a sales campaign, totaled for all campaigns during the year and then divided by the number of campaigns. The success of Avon’s business is highly dependent on recruiting, retaining and servicing its representatives.

Total revenue decreased 15% compared to the prior-year period, impacted by certain indirect taxes recognized in Brazil as well as the Brazil tax on industrial products (Imposto sobre Produtos Industrializados), or IPI, in the prior year. These indirect taxes and IPI positively impacted revenue in both 2018 and 2019, but to a larger extent in 2018. Excluding the impact of these indirect taxes in Brazil, Adjusted revenue decreased by 13%, impacted by the unfavorable impact of foreign exchange. Adjusted Constant U.S.$ revenue decreased 7%.

The decline in Adjusted revenue and Adjusted Constant U.S.$ revenue was primarily driven by the Europe Middle East & Africa markets, in particular Russia. Russia was negatively impacted by a decrease in Active representatives and a decrease in Average Representative Sales. Revenue and Constant U.S.$ revenue in Russia continued to be impacted by lower consumer confidence, as well as weaker sales leader engagement in the first half of the year.

Revenue and Constant U.S.$ revenue were impacted by a decrease in Active representatives of 10% across multiple markets. Average Representative Sales decreased 5% on a reported basis, unfavorably impacted by foreign exchange and Adjusted Constant U.S.$ Average Representative Sales increased 2%. While Revenue, Adjusted revenue and Constant U.S.$ Adjusted revenue have declined, this is a consequence of Avon’s intent to improve productivity by increasing Average Representative Sales. Adjusted Constant U.S.$ and Average Representative Sales were impacted by improved price/mix. In addition, Average Representative Sales were favorably impacted by certain indirect tax items, as well as a positive impact from the Brazil IPI tax compared to the prior-year period. For additional details on the IPI tax on cosmetics in Brazil, see note 19 to Avon’s audited consolidated financial statements included herein.

Units sold decreased 14% driven by declines in Brazil and Russia.

See “—Segment Review” for additional information related to changes in revenue by segment.

Agreement and Merger with Natura Cosméticos S.A.

On May 22, 2019, Avon entered into an Agreement and Plan of Mergers with Natura Cosméticos and Natura &Co Holding, among others, pursuant to which, in a series of transactions, Avon and Natura Cosméticos became direct wholly owned subsidiaries of Natura &Co Holding. For additional information, see note 23 to Avon’s audited consolidated financial statements included herein. On January 3, 2020, Avon consummated the transaction and became a wholly owned subsidiary of Natura &Co Holding. In connection with the consummation of the transaction, Avon notified the NYSE that trading of its stock should be suspended, and its common stock was subsequently delisted and deregistered.

Transformation Plan and Open Up Avon

In January 2016, Avon initiated a transformation plan, or the Transformation Plan, in order to enable us to achieve Avon’s long-term goals of mid-single-digit Constant U.S.$ revenue growth and low double-digit operating margin. There are no further restructuring actions to be taken associated with Avon’s Transformation Plan as, beginning in the third quarter of 2018, all new restructuring actions approved operate under its new Open Up Avon plan described below.

In September 2018, Avon initiated a new strategy in order to return Avon to growth, or Open Up Avon. The Open Up Avon strategy is integral to Avon’s ability to return to growth, built around the necessity of incorporating new approaches to various elements of Avon’s business, including increased utilization of third-party providers in manufacturing and technology, a more fit-for-purpose asset base, and a focus on enabling Avon’s representatives to interact with us more easily and achieve relevant earnings. The commercial elements of the strategy were developed to help increase Representative earnings and thereby retention. Elements of the Representative facing strategy include improvements in service functions, increased training on utilization of digital tools to expand our consumer reach, product bundling and regimens designed to help improve our earnings opportunity and sharper more targeted product innovation to drive brand relevancy. Cost savings under this plan are expected to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back-office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. In January 2019, Avon announced significant advancements in this strategy, including a structural reset of inventory processes and a reduction in global workforce. The structural reset of inventory will result in lower operational and ongoing obsolescence costs. Over the longer term, it will result in a more concentrated focus on high-turn, higher margin products, driving greater earnings for representatives due to lessened discount pressure and enhanced service levels. The structural reset resulted in an incremental one-off inventory obsolescence expense of U.S.$88 million recognized at December 31, 2018. In 2019, the global workforce was reduced by 16%, ahead of the expected 10% reduction announced in January 2019 to align with ongoing operating model changes and to create a leaner organization that is better aligned with Avon’s current and future business focus. This reduction is incremental to an 8% reduction of the global workforce that was completed in 2018.

The restructuring charge relating to the global workforce reduction, which was approved by the Board of Directors in January 2019, forms an integral part of the Open Up Avon initiative, the impacts of this are disclosed below. Avon initiated the Open Up Avon strategy to enable us to achieve its goals of low-single-digit Constant U.S.$ revenue growth and low-double-digit operating margin by 2021. Avon plans to reinvest a portion of these cost savings in commercial initiatives, including training for representatives, and digital and IT infrastructure initiatives.

In connection with the actions and associated savings discussed above, Avon has incurred costs to implement, or CTI, restructuring initiatives of approximately U.S.$250 million before taxes to date associated with Open Up Avon and approximately U.S.$215 million before taxes to-date associated with the Transformation Plan. Of these costs, approximately U.S.$107 million and approximately U.S.$9 million was recorded during 2019 associated with Open Up Avon and the Transformation Plan, respectively. The additional charges not yet incurred associated with the restructuring actions approved as at December 31, 2019 relate to Open Up Avon and are negligible. As of December 31, 2019, Avon had liabilities of approximately U.S.$24 million associated with Avon’s restructuring actions, primarily associated with Open Up Avon. The majority of future cash payments associated with these restructuring liabilities are expected to be made during 2020.

In 2018, Avon estimated that it achieved total cost savings of approximately U.S.$110 million before taxes, of which approximately U.S.$40 million was attributable to Open Up Avon and approximately U.S.$70 million was attributable to the Transformation Plan. The estimated U.S.$40 million of savings attributable to Open Up Avon primarily related to tax and interest, when compared to Avon’s costs in 2017. As it relates to the Transformation Plan, Avon exceeded its cost savings target of U.S.$65 million before taxes for full-year 2018. These savings include both run-rate savings from the Transformation Plan from 2017, along with in-year savings from current year initiatives already identified, and are associated with restructuring actions and from other cost-savings strategies that did not result in restructuring charges. As a result of restructuring actions and other cost-savings strategies taken related to the Transformation Plan, Avon exited 2018 with run-rate savings in excess of its total cumulative cost savings target of U.S.$350 million.

For additional details on restructuring initiatives, see note 17 to Avon’s audited consolidated financial statements included herein.

Avon’s New Accounting Standards

Information relating to new accounting standards is included in note 2 to Avon’s audited consolidated financial statements included herein.

Avon’s Performance Metrics

Within this section, in addition to Avon’s key financial metrics of revenue, operating profit and operating margin, Avon utilizes the performance metrics defined below to assist in the evaluation of its business.

Performance Metrics	Definition
Change in Active representatives	This metric is a measure of Representative activity based on the number of unique representatives submitting at least one order in a sales campaign, totaled for all campaigns in the related period. To determine the change in Active representatives, this calculation is compared to the same calculation in the corresponding period of the prior year. Orders in China are excluded from this metric as Avon’s business in China is predominantly retail.

Change in Average Representative Sales	This metric is a measure of Representative productivity. The calculation is the difference of the year-over-year change in revenue on a Constant U.S.$ basis and the Change in Active representatives. Change in Average Representative Sales may be impacted by a combination of factors, such as inflation, units, product mix, and/or pricing.

Free cash flow	Free cash flow is net cash provided (used) by operating activities of continuing operations plus net cash provided (used) by investing activities of continuing operations plus the proceeds from the monetization of COFINS tax credits presented within net cash provided (used) by financing activities of continuing operations.

Avon’s Non-GAAP Financial Measures

To supplement its financial results presented in accordance with U.S. GAAP, Avon discloses operating results that have been adjusted to exclude the impact of changes due to the translation of foreign currencies into U.S. dollars, including changes in revenue, Adjusted revenue, operating profit, Adjusted operating profit, operating margin and Adjusted operating margin. Avon refers to these adjusted financial measures as Constant U.S.$ items, which are Non-GAAP financial measures. Avon believes these measures provide users of the financial statements an additional perspective on trends and underlying business results. To exclude the impact of changes due to the translation of foreign currencies into U.S. dollars, Avon calculates current-year results and prior-year results at constant exchange rates, which are updated on an annual basis, usually in October, as part of its budgeting process. Foreign currency impact is determined as the difference between actual growth rates and Constant U.S.$ growth rates.

Avon also presents revenue, gross margin, selling, general and administrative expenses, or SG&A, expenses as a percentage of revenue, operating profit, operating margin, income (loss) before taxes, income taxes and effective tax rate on a Non-GAAP basis. Avon refers to these Non-GAAP financial measures as “Adjusted.” Avon has provided a quantitative reconciliation of the Non-GAAP financial measures to the most directly comparable financial measures calculated and reported in accordance with GAAP under “—Results of Operations—Consolidated—Reconciliation of Non-GAAP Financial Measures.”

Avon uses Non-GAAP financial measures to evaluate its operating performance. These Non-GAAP measures should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Avon believes users of the financial statements find the Non-GAAP information helpful in understanding the ongoing performance of operations separate from items that may have a disproportionate positive or negative impact on Avon’s financial results in any particular period. Avon believes that it is meaningful for investors to be made aware of the impacts of (1) certain Brazil indirect taxes; (2) CTI restructuring initiatives; (3) Expenses related to the Transaction, primarily professional fees, and impairment losses on assets; (4) costs associated with the early termination of debt; and (5) one-time tax items that are not associated with recurring, normal operations, or Special tax items.

(1)

The full year 2019 includes the impact of certain Brazil indirect taxes, which were recorded in product sales and other income (expense), net in the amounts of approximately U.S.$68 million and approximately U.S.$51 million, respectively, in Avon’s Consolidated Income Statements. See note 21 to Avon’s audited consolidated financial statements included herein for further information. The corresponding tax impact is U.S.$23 million. The full year 2018 included the impact of the Brazil IPI tax release, which was recorded in product sales and other income (expense), net in the amounts of approximately U.S.$168 million and approximately U.S.$27 million, respectively, in Avon’s Consolidated Income Statements. See note 19 to Avon’s audited consolidated financial statements included herein for further information. The Brazil IPI tax release also included approximately U.S.$66 million recorded in income taxes;

(2)

CTI restructuring initiatives includes the impact on the Consolidated Statements of Operations for all periods presented of net charges incurred on approved restructuring initiatives. See note 17 to Avon’s audited consolidated financial statements included herein for further information;

(3)

During 2019, Avon recorded approximately U.S.$64 million of other expenses incurred in relation to the Transaction, primarily professional fees, and impairment losses on assets. See note 23 to Avon’s audited consolidated financial statements included herein and “—Agreement and Plan of Mergers with Natura Cosméticos,” for further information;

(4)	During 2019, Avon incurred costs of U.S.$9 million associated with the early termination of debt; and

(5)

The effective tax rate discussion includes Special tax items, including the impact on the provision for income taxes in Avon’s Consolidated Statements of Operations during 2018 due to one-time tax reserves of approximately U.S.$18 million associated with Avon’s uncertain tax positions, and an expense of approximately U.S.$3 million associated with the ownership transfer of certain operational assets within the consolidated group.

See notes 1, 8, 10, 14, 15, 17 and 19 to Avon’s audited consolidated financial statements included herein. See also “—Effective Tax Rate,” and “—Results of Operations—Consolidated” below, for more information on these items.

Avon’s Critical Accounting Estimates

Avon believes the accounting policies described below represent its critical accounting policies due to the estimation processes involved in each. See note 1 to Avon’s audited consolidated financial statements included herein for a detailed discussion of the application of these and other accounting policies.

Revenue Recognition

Revenue is recognized when control of a product or service is transferred to a customer, which is generally the Representative. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties, such as Value Added Taxes collected for taxing authorities.

Avon’s contracts with representatives often include multiple promises to transfer products and/or services to the Representative and determining which of these products and/or services are considered distinct performance obligations that should be accounted for separately. When assessing the recognition of revenue for the identified performance obligations, management has exercised significant judgment in the following areas: estimation of variable consideration and the stand-alone selling prices, or SSP, of promised goods or services delivered under sales incentives to determine and allocate the transaction price.

Typically included within a contract with customers is variable consideration, such as sales returns and late payment fees. Revenue is only recorded to the extent it is probable that it will not be reversed, and therefore revenue is adjusted for variable consideration. Judgment is required to estimate the variable consideration. The Company uses the expected value method, which considers possible outcomes weighted by their probability. Specifically, for sales returns, a refund liability will be recorded for the estimated cash to be refunded for the products expected to be returned, and a returns asset will be recorded for the products which Avon expects to be returned and resold, each of these based on historical experience. The estimate of sales returns as well as the measurement of the returns asset and the refund liability is updated at the end of each month for changes in expectations regarding the amount of salvageable returns, reconditioning costs and any additional decreases in the value of the returned products. Late payment fees are recorded when the uncertainty associated with collecting such fees are resolved (i.e., when collected).

Additionally, management has exercised significant judgment in the estimation of the SSP of promised goods or services delivered under sales incentives such as status programs, loyalty points, prospective discounts, and gift with purchase, among others, to determine and allocate the transaction price. SSP represents the estimated market value, or the estimated amount that could be charged for that material right when the entity sells it separately in similar circumstances to similar customers. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when Avon does not sell the product or service separately, including for certain sales incentives, Avon determines the SSP using information that may include market prices and other observable inputs.

Allowances for Doubtful Accounts Receivable

Representatives contact their customers, selling primarily through the use of brochures for each sales campaign, generally on credit if the representatives meet certain criteria. Sales campaigns are generally for a three- to four-week duration. The Representative purchases products directly from us and may or may not sell them to an end user. In general, the Representative, an independent contractor, remits a payment to us during each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance past due for prior campaigns is paid; however, there are circumstances where the Representative fails to make the required payment. Avon records an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances, including seasonality and changing trends. Over the past three years, annual bad debt expense was U.S.$115 million in 2019, U.S.$162 million in 2018 and U.S.$222 million in 2017, or approximately 2% of total revenue in 2019, approximately 3% of total revenue in 2018, and approximately 4% of total revenue in 2017. The allowance for doubtful accounts is reviewed for adequacy, at a minimum, on a quarterly basis. Avon generally has no detailed information concerning, or any communication with, any end user of its products beyond the Representative. Avon has no legal recourse against the end user for the collection of any accounts receivable balances due from the Representative to us. If the financial condition of the representatives were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

Allowances for Sales Returns

Policies and practices for product returns vary by jurisdiction. Avon records a provision for estimated sales returns based on historical experience with product returns. Over the past three years, annual sales returns were U.S.$133 million for 2019, U.S.$172 million for 2018 and U.S.$198 million for 2017, or 2 to 4% of total revenue in each year, which has been generally in line with Avon’s expectations. If the historical data Avon uses to calculate these estimates does not approximate future returns, due to changes in marketing or promotional strategies, or for other reasons, additional allowances may be required.

Provisions for Inventory Obsolescence

Avon records an allowance for estimated obsolescence, when applicable, equal to the difference between the cost of inventory and the net realizable value. In determining the allowance for estimated obsolescence, Avon classifies inventory into various categories based upon its stage in the product life cycle, future marketing sales plans and the disposition process. Avon assigns a degree of obsolescence risk to products based on this classification to estimate the level of obsolescence provision. If actual sales are less favorable than those projected, additional inventory allowances may need to be recorded for such additional obsolescence. Annual obsolescence expense was U.S.$37 million in 2019, U.S.$114 million in 2018 and U.S.$37 million in 2017, or less than 1% of total revenue in 2019, 2% of total revenue in 2018 and less than 1% of total revenue in 2017. As discussed under “—Overview,” 2018 includes inventory obsolescence charges of U.S.$88 million related to Avon’s inventory reset program, most of which was utilized in 2019.

Pension and Postretirement Expense

Avon maintains defined benefit pension plans, the most significant of which are in the UK, Germany and the U.S. However, Avon’s U.S. defined benefit pension plan is closed to employees hired on or after January 1, 2015, and the UK defined benefit pension plan was frozen for future accruals as of April 1, 2013 and closed to employees hired on or after September 30, 2006. Additionally, Avon has unfunded supplemental pension benefit plans for some current and retired executives and provide retiree healthcare benefits subject to certain limitations to certain retired employees in the U.S. and certain foreign countries. See note 14 to Avon’s audited consolidated financial statements included herein for additional information.

Pension and postretirement expense and the requirements for funding Avon’s major pension plans are determined based on a number of actuarial assumptions, which are generally reviewed and determined on an annual basis. These assumptions include the discount rate applied to plan obligations, the expected rate of return on plan assets, the rate of compensation increase of plan participants, price inflation, cost-of-living adjustments, mortality rates and certain other demographic assumptions, and other factors. Avon uses a December 31 measurement date for all of its employee benefit plans.

For 2019, the weighted average assumed rate of return on all pension plan assets was 5.29%, as compared with 5.23% for 2018. In determining the long-term rates of return, Avon considers the nature of the plans’ investments, an expectation for the plans’ investment strategies, historical rates of return and current economic forecasts. Avon generally evaluates the expected long-term rates of return annually and adjust as necessary.

In some of its defined benefit pension plans, Avon has adopted investment strategies which are designed to match the movements in the pension liability through an increased allocation towards debt securities. In addition, Avon also utilizes derivative instruments in its UK defined benefit pension plans to hedge certain risks. Derivative instruments may include, but are not limited to, futures, options, swaps or swaptions. Investment types, including the use of derivatives are based on written guidelines established for each investment manager and monitored by the plan’s investment committee.

A significant portion of Avon’s pension plan assets relate to the UK defined benefit pension plan. The assumed rate of return for determining 2019 net periodic benefit cost for the UK defined benefit pension plan was 5.20%. In addition, the 2019 rate of return assumption for the UK defined benefit pension plan was based on an asset allocation of approximately 80% in liability driven investments, approximately 5% in corporate and government bonds and mortgage-backed securities and approximately 15% in equity securities, emerging market debt and high yield securities. In addition to the physical assets, the asset portfolio for the UK defined benefit pension plan has derivative instruments which increase Avon’s exposure to fixed income (in order to better match liabilities) and, to a lesser extent, impact Avon’s equity exposure. The rate of return on the plan assets in the UK was approximately 16.4% in 2019 and approximately (4)% in 2018.

Historically, the pension plan with the most significant pension plan assets was the U.S. defined benefit pension plan. As part of the separation of the North America business, in 2016 Avon transferred U.S.$499.6 million of pension liabilities under the U.S. defined benefit pension plan associated with current and former employees of the North America business and certain other former Avon employees, along with U.S.$355.9 million of assets held by the U.S. defined benefit pension plan, to a defined benefit pension plan sponsored by New Avon. Avon also transferred U.S.$60.4 million of other postretirement liabilities (namely, retiree medical and supplemental pension liabilities) in respect of such employees and former employees. See note 3 to Avon’s audited consolidated financial statements included herein. Avon continues to retain certain U.S. pension and other postretirement liabilities primarily associated with employees who are actively employed by Avon in the U.S. providing services other than with respect to the North America business. Prior to this separation, Avon’s net periodic benefit costs for the U.S. pension and postretirement benefit plans were allocated between Discontinued Operations and Global as the plan included both North America and U.S. Corporate Avon associates, and as such, Avon’s ongoing net periodic benefit costs within Global were not materially impacted by the separation of the North America business.

The discount rate used for determining the present value of future pension obligations for each individual plan is based on a review of bonds that receive a high-quality rating from a recognized rating agency. The discount rates for calculating the balance sheet obligations of Avon’s more significant plans, including its UK defined benefit pension plan and its U.S. defined benefit pension plan, were based on the internal rates of return for a portfolio of high-quality bonds with maturities that are consistent with the projected future benefit payment obligations of each plan. The weighted-average discount rate for U.S. and non-U.S. defined benefit pension plans determined on this basis was 2.15% at December 31, 2019, and 3.06% at December 31, 2018. For the determination of the expected rates of return on assets and the discount rates, Avon takes external actuarial and investment advice into consideration.

Effective as of January 1, 2018, Avon changed the method it uses to estimate the service and interest cost components of net periodic benefit cost for the U.S. defined benefit pension plan and the majority of Avon’s significant non-U.S. pension plans, including the UK defined benefit pension plan. Historically, including in 2017, Avon estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Beginning in 2018, Avon elected to use a full yield curve approach in the estimation of these components of net periodic benefit cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. Avon made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates, which Avon believes will result in a more precise measurement of service and interest costs. Avon accounted for this change in estimate on a prospective basis beginning in 2018.

Avon’s funding requirements may be impacted by standards and regulations or interpretations thereof. Avon’s calculations of pension and postretirement costs are dependent on the use of assumptions, including discount rates, hybrid plan maximum interest crediting rates and expected return on plan assets discussed above, rate of compensation increase of plan participants, interest cost, benefits earned, mortality rates, the number of participants and certain demographics and other factors. Actual results that differ from assumptions are accumulated and amortized to expense over future periods and, therefore, generally affect recognized expense in future periods. At December 31, 2019, Avon had pretax actuarial losses and prior service credits totaling approximately U.S.$24 million for the U.S. defined benefit pension and postretirement plans and approximately U.S.$185 million for the non-U.S. defined benefit pension and postretirement plans that have not yet been charged to expense. These actuarial losses have been charged to AOCI within shareholders’ equity. While Avon believes that the assumptions used are reasonable, differences in actual experience or changes in assumptions may materially affect its pension and postretirement obligations and future expense. For 2020, Avon’s assumption for the expected rate of return on assets is 4.9% for its U.S. defined benefit pension plan and 2.6% for its non-U.S. defined benefit pension plans (which includes 2.20% for its UK defined benefit pension plan). Avon’s assumptions are generally reviewed and determined on an annual basis.

A 50 basis point change (in either direction) in the expected rate of return on plan assets, the discount rate or the rate of compensation increases, would have had approximately the following effect on 2019 pension expense and the pension benefit obligation at December 31, 2019:

	Increase/(Decrease) in Pension Expense		Increase/(Decrease) in Pension Obligation
	50 Basis Point		50 Basis Point
	Increase	Decrease	Increase	Decrease
Rate of return on assets (in millions of U.S.$)	(3.2)	3.2	N/A	N/A
Discount rate	(0.7)	0.5	(55.8)	65.1
Rate of compensation increase	0.8	(0.7)	2.2	(2.0)

Restructuring Reserves

Avon records the estimated expense for its restructuring initiatives when such costs are deemed probable and estimable, when approved by the appropriate corporate authority and by accumulating detailed estimates of costs for such plans. These expenses include the estimated costs of employee severance and related benefits, inventory write-offs, impairment or accelerated depreciation of property, plant and equipment and capitalized software, and any other qualifying exit costs. These estimated costs are grouped by specific projects within the overall plan and are then monitored on a quarterly basis by finance personnel.

Such costs represent Avon’s best estimate, but require assumptions about the programs that may change over time, including attrition rates. Estimates are evaluated periodically to determine whether an adjustment is required.

Taxes

Avon records a valuation allowance to reduce its deferred tax assets to an amount that is “more likely than not” to be realized. Evaluating the need for and quantifying the valuation allowance often requires significant judgment and extensive analysis of all the weighted positive and negative evidence available to us in order to determine whether all or some portion of the deferred tax assets will not be realized. In performing this analysis, Avon forecasted U.S. and foreign taxable income, and the existence of potential prudent and feasible tax planning strategies that would enable us to utilize some or all of its excess foreign tax credits, are taken into consideration. As of December 31, 2019, Avon had net deferred tax assets of approximately U.S.$153 million (net of valuation allowances of approximately U.S.$2,960 million and deferred tax liabilities of U.S.$142 million).

With respect to its deferred tax assets, at December 31, 2019, Avon had recognized deferred tax assets of approximately U.S.$2,112 million relating to foreign and state tax loss carryforwards, for which a valuation allowance of approximately U.S.$2,019 million has been provided. At December 31, 2019, Avon had recognized deferred tax assets of approximately U.S.$658 million primarily relating to excess U.S. foreign tax and other U.S. general business credit carryforwards for which a valuation allowance of approximately U.S.$649 million had been provided. Avon has a history of U.S. source losses, and its excess U.S. foreign tax and general business credits have primarily resulted from having a greater U.S. source loss in recent years which reduces Avon’s ability to credit foreign taxes or utilize the general business credits which it generates.

Avon’s ability to realize its U.S. deferred tax assets, such as its foreign tax and general business credit carryforwards, is dependent on future U.S. taxable income within the carryforward period. At December 31, 2019, Avon would need to generate approximately U.S.$3.1 billion of excess net foreign source income in order to realize the U.S. foreign tax and general business credits before they expire.

As of December 31, 2019, as a result of its U.S. liquidity profile, Avon continues to assert that substantially all of its foreign earnings are not indefinitely reinvested. Accordingly, Avon adjusted its deferred tax liability to account for its 2018 undistributed earnings of foreign subsidiaries and for the tax effect of earnings that were actually repatriated to the U.S. during the year. The net impact on the deferred tax liability associated with our undistributed earnings is a decrease of U.S.$12.5 million, resulting in a deferred tax liability balance of U.S.$6.1 million related to the incremental tax cost on approximately U.S.$1.2 billion of undistributed foreign earnings at December 31, 2019.

With respect to its uncertain tax positions, Avon recognizes the benefit of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Avon believes that its assessment of more likely than not is reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, its assessment may prove ultimately to be incorrect, which could materially impact Avon’s Consolidated Financial Statements.

Avon files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. In 2020, a number of open tax years are scheduled to close due to the expiration of the statute of limitations and it is possible that a number of tax examinations may be completed. If Avon’s tax positions are ultimately upheld or denied, it is possible that the 2020 provision for income taxes, as well as tax related cash receipts or payments, may be impacted.

Loss Contingencies

Avon determines whether to disclose and/or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. Avon records loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. Avon’s assessment is developed in consultation with its outside counsel and other advisers and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by its nature is unpredictable. Avon believes that its assessment of the probability of loss contingencies is reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, its assessment may prove ultimately to be incorrect, which could materially impact Avon’s Consolidated Financial Statements.

Impairment of Assets

Plant, Property and Equipment and Capitalized Software

Avon evaluates its plant, property and equipment and capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated pre-tax undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value of the asset is determined using revenue and cash flow projections, and royalty and discount rates, as appropriate.

Goodwill

Avon tests goodwill for impairment annually, and more frequently if circumstances warrant, using various fair value methods. Avon completed its annual goodwill impairment assessment for 2019 in November and determined that the estimated fair values were substantially in excess of the carrying values of each of its reporting units.

The impairment analyses performed for goodwill require several estimates in computing the estimated fair value of a reporting unit. As part of its goodwill impairment analysis, Avon typically uses a discounted cash flow, or DCF, approach to estimate the fair value of a reporting unit, which we believe is the most reliable indicator of fair value of a business, and is most consistent with the approach that Avon would generally expect a market participant would use. In estimating the fair value of its reporting units utilizing a DCF approach, Avon typically forecasts revenue and the resulting cash flows for periods of 5 to 10 years and include an estimated terminal value at the end of the forecasted period. When determining the appropriate forecast period for the DCF approach, Avon considers the amount of time required before the reporting unit achieves what Avon considers a normalized, sustainable level of cash flows. The estimation of fair value utilizing a DCF approach includes numerous uncertainties which require significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors.

Avon’s Results of Operations – Consolidated

	Years ended December 31		Percentage Change (%)
	2019	2018	2019 vs. 2018
	(in millions of U.S.$, unless otherwise indicated)
Select Consolidated Financial Information
Total revenue	4,763.2	5,571.3	(15)%
Cost of sales	(2,010.1)	(2,364.0)	(15)%
SG&A expenses	(2,627.5)	(2,972.1)	(12)%
Operating profit	125.6	235.2	(47)%
Interest expense	(127.6)	(134.6)	(5)%
Loss on extinguishment of debt	(11.6)	(0.7)	1,557%
Interest income	7.7	15.3	(50)%
Other income (expense), net	94.2	(7.1)	(1,427)%
Income from continuing operations, before taxes	138.4	108.1	28%
Income (loss) from continuing operations, net of tax	35.3	(21.8)	(262)%
Net (loss) income attributable to Avon	(0.3)	(19.5)	(98)%
Advertising expenses	72.9	127.6	(43)%
Reconciliation of Non-GAAP Financial Measures
Total revenue	4,763.2	5,571.3	(15)%
Certain Brazil indirect taxes	(67.7)	(168.4)
Adjusted revenue	4,695.5	5,402.9	(13)%
Gross margin	57.8%	57.6%	0.2
Certain Brazil indirect taxes	(0.6)	(1.3)	0.7
CTI restructuring	0.3	1.6	(1.3)
Adjusted gross margin	57.5%	57.9%	(.4)
SG&A expenses as a % of total revenue	55.2%	53.3%	1.9
Certain Brazil indirect taxes	0.7	1.7	(1.0)
CTI restructuring	(2.7)	(1.6)	(1.1)
Other expenses(1)	(1.3)	—	(1.3)
Loss contingency	—	—	—
Adjusted SG&A expenses as a % of total revenue	51.9%	53.4%	(1.5)
Operating profit	125.6	235.2	(47)%
Certain Brazil indirect taxes	(67.7)	(168.4)
CTI restructuring	139.3	180.5
Other expenses(1)	64.3	—
Loss contingency	—	—
Adjusted operating profit	261.5	247.3	6%
Operating margin	2.6%	4.2%	(1.6)
Certain Brazil indirect taxes	(1.2)	(2.8)	1.6
CTI restructuring	2.9	3.2	(.3)
Other expenses(1)	1.3	—	1.3
Loss contingency	—	—	—
Adjusted operating margin	5.6%	4.6%	1.0
Change in Constant U.S.$ Adjusted operating margin(2)			140
Income before taxes	138.4	108.1	28%
Certain Brazil indirect taxes	(118.3)	(194.7)
CTI restructuring	116.0	180.5
Other expenses(1)	73.2	—
Loss contingency	—	—
Adjusted income before taxes	209.3	93.9	123%
Income taxes	(103.1)	(129.9)	(21)%
Certain Brazil indirect taxes	23.0	66.2
CTI restructuring	(11.9)	(17.4)
Special tax items	—	21.1
Adjusted income taxes	(92.0)	(60.0)	53%
Effective tax rate	74.5%	120.2%
Adjusted effective tax rate	44.0%	63.9%
Net cash provided (used) by operating activities of continuing operations	94.3	92.7	2%

	Years ended December 31		Percentage Change (%)
	2019	2018	2019 vs. 2018
	(in millions of U.S.$, unless otherwise indicated)
Net cash provided (used) by investing activities of continuing operations	50.2	(93.4)
Proceeds from monetization of COFINS tax credits	19.4	—
Free cash flow provided (used) by continuing operations	163.9	(0.7)	n.m. *
Performance Metrics
Change in Active representatives			(10)%
Change in units sold			(14)%

*	Not meaningful.
(1)

Avon recorded approximately U.S.$73 million of other expenses, primarily professional fees incurred in relation to the Natura transaction, the loss on extinguishment of debt and credit facilities, and other impairment losses on assets.

(2)	Change in Constant U.S.$ Adjusted operating margin for all years presented is calculated using the current-year Constant U.S.$ rates.

Avon - 2019 Compared to 2018

Revenue

Total revenue decreased 15% compared to the prior-year period, impacted by certain indirect taxes recognized in Brazil as well as IPI in the prior year. These indirect taxes and IPI positively impacted revenue in both 2018 and 2019, but to a larger extent in 2018. Excluding the impact of these indirect taxes in Brazil, Adjusted revenue was down 13%, impacted by the unfavorable impact of foreign exchange. Adjusted Constant U.S.$ Revenue decreased 7%.

Revenue, Adjusted revenue and Adjusted Constant U.S.$ revenue decline was primarily driven by Europe, Middle East & Africa markets, in particular Russia. Russia was negatively impacted by a decrease in Active representatives and a decrease in Average Representative Sales. Revenue and Constant U.S.$ revenue in Russia continued to be impacted by lower consumer confidence, as well as weaker sales leader engagement in the first half of the year.

Revenue and Constant U.S.$ revenue were impacted by a decrease in Active representatives of 10%, across multiple markets. Average Representative Sales decreased 5% on a reported basis, unfavorably impacted by foreign exchange and Adjusted Constant U.S.$ Average Representative Sales increased 2%. While Revenue, Adjusted revenue and Constant U.S.$ Adjusted revenue have declined, this is a consequence of Avon’s intent to improve productivity by increasing Average Representative Sales. Adjusted Constant U.S.$ Average Representative Sales were impacted by improved price/mix. In addition, Average Representative Sales were favorably impacted by certain indirect tax items, as well as a positive impact from the Brazil IPI tax compared to the prior-year period. For additional details on the IPI tax on cosmetics in Brazil, see note 19 to Avon’s audited consolidated financial statements included herein.

Units sold decreased 14%, driven by declines in Brazil and Russia.

See “—Segment Review” for additional information related to changes in revenue by segment.

Operating Margin

Operating margin decreased 160 basis points, significantly impacted by certain indirect taxes recognized in Brazil in the current year as well as the IPI tax benefit in the prior year. These indirect taxes and IPI positively impacted operating margin in both 2019 and 2018, but to a larger extent in 2018. Excluding the impact of these indirect taxes in Brazil, Adjusted operating margin increased 100 basis points, driven by improved price/mix and savings across multiple cost lines. This margin improvement was delivered despite the unfavorable impact of foreign currency. The movements in operating margin and Adjusted operating margin are discussed further below in “—Gross Margin” and “—Selling, General and Administrative Expenses.”

Gross Margin

Gross margin increased 20 basis points and Adjusted gross margin decreased 40 basis points as the unfavorable impact of foreign currency and higher supply chain costs more than offset the positive impact of price/mix (unfavorable impact of 160 basis and unfavorable impact of 110 basis points offset by a benefit of 240 basis points). Price/mix improvements were driven by effective pricing, optimized discounts and promotions, more effective incentives and more favorable product mix in most markets. The unfavorable impact of foreign currency is largely due to currency devaluations in Argentina and Brazil. Higher supply chain costs were driven by higher material costs.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses, or SG&A, as a percentage of total revenue, increased 190 basis points, significantly impacted by CTI restructuring charges. Adjusted SG&A, as a percentage of total revenue decreased 150 basis points.

Savings in SG&A and Adjusted SG&A were primarily due to lower advertising expenses (benefit of 80 basis points) and better bad debt management (benefit of 50 basis points). Advertising expense benefited from certain indirect tax items in Brazil as well as optimizing Avon’s portfolio by concentrating investments in selected channels and focusing on digital advertising. Avon has further reduced its bad debt expense, primarily in Brazil, from continued focus on credit control and collections processes.

See note 15 to Avon’s audited consolidated financial statements included herein for more information on the legal settlement, note 14 to Avon’s audited consolidated financial statements included herein for more information on the loss contingency related to a non-U.S. pension plan and note 17 to Avon’s audited consolidated financial statements included herein for more information on CTI restructuring.

Other Expenses

Interest expense decreased by approximately U.S.$7 million and interest income decreased by approximately U.S.$8 million compared to 2018. Loss on extinguishment of debt and credit facilities of approximately U.S.$12 million is primarily composed of the costs of termination of a portion of the notes due 2020 repaid in the third and fourth quarters of 2019.

Other income (expense), net, of U.S.$94 million increased by approximately U.S.$101 million compared to the prior-year period. The current period income is primarily attributable to the impact of interest on certain indirect tax items recognized in Brazil of approximately U.S.$50 million and the favorable impact of foreign exchange net gains in 2019 compared to losses in 2018.

Gain on sale of business/assets related to the result of the sale of the Rye Office, Maximin Corporation Sdn Bhd and Avon Manufacturing (Guangzhou), Ltd in June, May and February 2019 respectively and the sale of Avon’s investment in New Avon in August 2019. Refer to note 3 to Avon’s audited consolidated financial statements included herein for more information relating to these disposals.

Effective Tax Rate

The Adjusted effective tax rates and the effective tax rates in 2019 and 2018 continue to be impacted by Avon’s inability to recognize additional deferred tax assets in various jurisdictions related to its current-year operating results. In addition, the Adjusted effective tax rates and the effective tax rates in 2019 and 2018 continue to be impacted by withholding taxes associated with certain intercompany payments, including royalties, service charges and dividends, which in the aggregate are relatively consistent each year due to the need to repatriate funds to cover U.S.-based costs, such as interest on debt and corporate overhead. These factors resulted in unusually high effective tax rates in 2019 and 2018.

The Adjusted effective tax rate and the effective tax rate in 2019 was impacted by an approximate net U.S.$13 million benefit recognized primarily due to reduced costs of repatriating subsidiary earnings and approximately U.S.$7 million of other various net tax benefits associated with law changes, uncertain tax positions, and changes in tax estimates partially offset by a net charge of approximately U.S.$5 million primarily associated with an increase in valuation allowances. The effective tax rate in 2019 was also impacted by the accrual of non-taxable income associated with indirect tax refunds and CTI restructuring for which tax benefits cannot currently be claimed in all affected jurisdictions.

The Adjusted effective tax rate and the effective tax rate in 2018 was impacted by an approximate net U.S.$25 million benefit recognized primarily due to Avon’s interpretation of case law and/or guidance provided during 2018 in the U.S. and Latin America and the release of valuation allowances of approximately U.S.$5 million associated with improved profitability of certain markets partially offset by a net charge of approximately U.S.$11 million primarily associated with an increase in reserves for uncertain tax positions. The effective tax rate in 2018 was also impacted by the accrual of taxes associated with the reversal of the Brazil IPI loss contingency and CTI restructuring for which tax benefits cannot currently be claimed in all affected jurisdictions.

In addition, the Adjusted effective tax rates and the effective tax rates in 2019 and 2018 were negatively impacted by the country mix of earnings.

Impact of Foreign Currency

As compared to the prior-year period, foreign currency in 2019 impacted Avon’s consolidated financial results in the form of:

•

foreign currency transaction net losses as compared to net gains in the prior year (classified within cost of SG&A expenses), which had an unfavorable impact to operating profit and Adjusted operating profit of an estimated U.S.$80 million or approximately 140 basis points and 150 basis points, respectively, to operating margin and Adjusted operating margin;

•

foreign currency translation, which had an unfavorable impact, as compared to a favorable impact in the prior year to operating profit and Adjusted operating profit of approximately U.S.$15 million and U.S.$30 million, respectively, or approximately 10 basis points and 20 basis points, respectively, to operating margin and Adjusted operating margin; and

•

higher foreign exchange net gains on Avon’s working capital (classified within other income (expense), net in its Consolidated Statements of Operations) as compared to loss in the prior year, resulting in a favorable impact of approximately U.S.$60 million before tax on both a reported and Adjusted basis.

Avon’s Segment Review

In 2020, Avon changed its reportable segments to align them with how the business is operated and managed since the merger with Natura &Co, which are reportable segments based on geographic operations: Avon International and Avon Latin America. Prior to this change, Avon reported four segments: Europe, Middle East & Africa, Asia Pacific, South Latin America and North Latin America. We have not recast the segments in this Form 6-K because we do not believe the change in reporting segments is material to the assessment of Avon’s performance.

Avon determines segment profit by deducting the related costs and expenses from segment revenue. Segment profit excludes certain global expenses, CTI restructuring initiatives, certain significant asset impairment charges and other items, which are not allocated to a particular segment. This is consistent with the manner in which Avon assesses its performance and allocates resources. See note 15 to Avon’s audited consolidated financial statements included elsewhere in this Form 6-K for a reconciliation of segment profit to operating profit.

Summarized financial information concerning Avon’s reportable segments was as follows:

	Years Ended December 31
	2019		2018
	Total revenue	Segment profit	Total revenue	Segment profit
	(in millions of U.S.$)
Europe, the Middle East and Africa	1,794.1	225.6	2,093.8	267.5
South Latin America	1,762.7	240.6	2,146.9	314.6
North Latin America	751.3	65.8	809.3	70.4
Asia Pacific	436.9	45.4	470.8	42.0

Total from reportable segments	4,745.0	577.4	5,520.8	694.5

Below is an analysis of the key factors affecting revenue and segment profit by reportable segment for the years ended December 31, 2019 and 2018. Foreign currency impact is determined as the difference between actual growth rates and Constant U.S.$ growth rates. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Avon—Non-GAAP Financial Measures” for more information.

Europe, the Middle East and Africa – 2019 Compared to 2018

	For the Year Ended December 31,		%/Point Change
	2019	2018	U.S.$	Constant U.S.$
	(in millions of U.S.$, unless otherwise indicated)
Total revenue	1,794.1	2,093.8	(14)%	(9)%
Segment profit	225.6	267.5	(16)%	(9)%
Segment margin	12.6%	12.8%	(20)	10
Change in Active representatives				(9)%
Change in units sold				(14)%

Total revenue decreased 14% compared to the prior-year period, owing to the unfavorable impact of foreign exchange which was driven by the strengthening of the U.S. dollar relative to multiple currencies, primarily the Turkish lira, Russian ruble and the South African rand. On a Constant U.S.$ basis, revenue decreased 9%. Revenue and Constant U.S.$ revenue were negatively impacted by a decrease in Active representatives. The decline in Active representatives was across multiple markets in Europe, the Middle East and Africa, primarily Russia.

In Russia, revenue decreased 17%. Excluding the impact of foreign exchange Constant U.S.$ revenue decreased 14%. Revenue and Constant U.S.$ revenue in Russia were negatively impacted primarily by a decrease in Active representatives and a decrease in Average Representative Sales. Revenue and Constant U.S.$ revenue in Russia continued to be impacted by lower consumer confidence, as well as weaker sales leader engagement in the first half of the year.

In the UK, revenue decreased 16%. Excluding the impact of foreign exchange, Constant U.S.$ revenue decreased 13%. Revenue and Constant U.S.$ revenue in the UK were entirely impacted by lower Active representatives as a result of a changes in commercial practices and lower consumer confidence.

Segment margin remained relatively unchanged on both a reported and Constant U.S.$ basis.

The gross margin was relatively unchanged, as the favorable impact of price/mix fully offset the unfavorable impact of foreign currency net losses and lower production volumes on supply chain costs.

SG&A expenses were relatively unchanged, as lower advertising costs were re-allocated into representative and sales leader investments and training.

South Latin America – 2019 Compared to 2018

	For the Year Ended December 31,		%/Point Change
	2019	2018	U.S.$	Constant U.S.$
	(in millions of U.S.$, unless otherwise indicated)
Total revenue	1,762.7	2,146.9	(18)%	(8)%
Certain Brazil indirect taxes benefit	(67.7)	(168.4)	*	*

Adjusted revenue	1,695.0	1,978.5	(14)%	(2)%
Segment profit	240.6	314.6	(24)%	(17)%
Certain Brazil indirect taxes benefit	(67.7)	(168.4)	*	*

Adjusted segment profit	172.9	146.2	18%	39%
Segment margin	13.6%	14.7%	(110)	(160)
Certain Brazil indirect taxes benefit	3.4	7.3	*	*

Adjusted segment margin	10.2%	7.4%	280	330
Change in Active representatives				(9)%
Change in units sold				(15)%

Total revenue decreased 18% compared to the prior-year period, impacted by certain indirect taxes recognized in Brazil as well as the IPI tax benefit in the prior year. These indirect taxes and IPI positively impacted revenue in both 2018 and 2019, but to a larger extent in 2018. Excluding the impact of these indirect taxes in Brazil, Adjusted revenue for the region was down 14%, impacted by the unfavorable impact of foreign exchange, which was primarily a result of the strengthening of the U.S. dollar relative to the Argentinian peso and the Brazilian real. Adjusted Constant U.S.$ revenue decreased 2%. Adjusted revenue and Adjusted Constant U.S.$ revenue were impacted by a decrease in Active representatives, primarily in Brazil substantially offset by higher Average Representative Sales, driven by Brazil and Argentina.

Revenue in Brazil decreased 18%, significantly impacted by certain indirect tax items in both the current and prior year. These indirect taxes and IPI positively impacted revenue in both 2018 and 2019, but to a larger extent in 2018. Excluding these indirect tax items, Adjusted revenue in Brazil decreased 12%, unfavorably impacted by foreign exchange, while Brazil’s Constant U.S.$ Adjusted revenue decreased 4%. Revenue and Adjusted Constant U.S.$ revenue in Brazil were negatively impacted by a decrease in Active representatives, which continued to be negatively impacted by competitive pressures and Avon’s strategy to improve productivity. The decrease in Active representatives was offset by higher Average Representative Sales, which was impacted by improved price/mix. In addition, Average Representative Sales were favorably impacted by certain indirect tax items, as well as a positive impact from the Brazil IPI tax compared to the prior-year period. For additional details on the IPI tax on cosmetics in Brazil, see note 19, Contingencies, to the Consolidated Financial Statements included herein.

Revenue in Argentina declined 23%, unfavorably impacted by foreign exchange. On a Constant U.S.$ basis, Argentina’s revenue grew 35%. Revenue and Constant U.S.$ revenue in Argentina benefited from higher Average Representative Sales, which was impacted by improved revenue growth management including inflationary pricing.

Segment margin decreased 110 basis points, significantly impacted by the effects of indirect tax items in both the current and prior years. Adjusted segment margin increased by 280 basis points and Constant U.S.$ Adjusted segment margin increased by 330 basis points, benefited by other certain indirect tax items on revenue and SG&A (favorable impact of 230 basis points) as well as SG&A benefits which more than offset the decline in gross margin.

The gross margin declined as a result of increased supply chain costs driven by higher material costs and the unfavorable impact of foreign currency was not fully offset by the positive impact of price/mix.

Savings in SG&A were driven primarily by Brazil in multiple areas, such as reduction of bad debt expense due to improved credit control and collections processes, and lower sales leader and field investments, linked to the decrease in Active representatives and lower fixed costs resulting from tight cost management and restructuring initiatives.

North Latin America – 2019 Compared to 2018

	For the Year Ended December 31,		%/Point Change
	2019	2018	U.S.$	Constant U.S.$
	(in millions of U.S.$, unless otherwise indicated)
Total revenue	751.3	809.3	(7)%	(6)%
Segment profit	65.8	70.4	(7)%	(6)%
Segment margin	8.8%	8.7%	10	—
Change in Active representatives				(12)%
Change in units sold				(11)%

North Latin America consists largely of Avon’s Mexico business. Total revenue decreased 7% compared to the prior-year period including the unfavorable impact of foreign exchange. On a Constant U.S.$ basis, revenue declined 6%. Revenue and Constant U.S.$ revenue declined from a decrease in Active representatives offset by higher Average Representative Sales.

Revenue in Mexico decreased 4% compared to the prior year period, on both a reported and Constant U.S.$ basis. The decline in reported and Constant U.S.$ revenue in Mexico was primarily due to decline in Active representatives, partially offset by higher average representatives sales, both driven by strategic initiatives to focus on Representative productivity via Representative segmentation and training.

Segment margin increased 10 basis points on a reported and on a Constant U.S.$ basis was relatively unchanged.

The gross margin was relatively unchanged as the positive impact of price/mix offset the unfavorable impact of higher supply chain costs driven by higher material costs and the unfavorable impact of foreign currency.

SG&A was relatively unchanged. Cost savings in multiple areas, such as, lower advertising costs and lower representative and sales leader investments in incentives linked to the decrease in Active representatives were fully offset by higher bad debt expense and higher transportation cost, primarily in Mexico, to address security issues and improve service quality.

Asia Pacific – 2019 Compared to 2018

	For the Year Ended December 31,		%/Point Change
	2019	2018	U.S.$	Constant U.S.$
	(in millions of U.S.$, unless otherwise indicated)
Total revenue	436.9	470.8	(7)%	(8)%
Segment profit	45.4	42.0	8%	4%
Segment margin	10.4%	8.9%	150	110
Change in Active representatives				(15)%
Change in units sold				(14)%

Effective from the first quarter of 2018, given that Avon exited Australia and New Zealand during 2018, the results of Australia and New Zealand are reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in the Asia Pacific segment.

Total revenue decreased 7% compared to the prior period favorably impacted by foreign exchange. On a Constant U.S.$ basis, revenue declined 8%. Revenue and Constant U.S.$ Revenue declined, driven by a decrease in Active representatives across most markets and, partially offset by higher Average Representative Sales.

Revenue in the Philippines decreased by 2%, favorably impacted by foreign exchange. On a Constant U.S.$ basis Revenue in the Philippines decreased by 4%. Revenue and Constant U.S.$ Revenue in the Philippines was driven by a decrease in Active representatives impacted by changes in sales leader recruitment and commercial practices, partially offset by higher Average Representative Sales, primarily due to effective pricing.

Segment margin increased 150 basis points, or 110 basis points on a Constant U.S.$ basis, driven primarily by improved gross margin.

The gross margin increase was primarily due to improved price/mix in most markets. The benefit from higher logistics costs in the prior year in the Philippines, to address service disruptions caused by the inventory system implementation, was more than offset by higher supply chain costs driven by higher material costs.

SG&A was relatively unchanged.

Avon — Liquidity and Capital Resources

Avon’s principal sources of funding historically have been cash flows from operations, public offerings of notes, bank financings, issuance of commercial paper, borrowings under lines of credit and a private placement of notes. As of December 31, 2019, Avon had cash and cash equivalents totaling approximately U.S.$650.6 million.

Avon may seek to retire its outstanding debt in open market purchases, privately negotiated transactions, through derivative instruments, cash tender offers or otherwise. Repurchases of debt may be funded by cash or the incurrence of additional debt and will depend on prevailing market conditions, Avon’s liquidity requirements, contractual restrictions and other factors, and the amounts involved may be material. Avon may also elect to incur additional debt to finance ongoing operations or to meet its other liquidity needs. However, Avon’s credit ratings remain below investment grade which may impact its ability to access such transactions on favorable terms, if at all.

Avon’s liquidity could also be negatively impacted by restructuring initiatives, dividends, capital expenditures, acquisitions, and certain contingencies, including any legal or regulatory settlements, described more fully in note 19 to Avon’s audited consolidated financial statements included herein.

Avon’s Balance Sheet Data

The following table sets forth certain of Avon’s balance sheet data as of the dates indicated:

	As of December 31,
	2019	2018
	(in millions of U.S.$)
Cash and cash equivalents	650.6	532.7
Restricted cash	2.9	—
Total debt	1,592.2	1,593.6
Working capital	259.6	265.5

Avon’s Cash Flows

The following table sets forth certain of Avon’s cash flow data for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of U.S.$)
Net cash from continuing operating activities	94.3	92.7	271.2
Net cash from continuing investing activities	50.2	(93.4)	(69.6)
Net cash from continuing financing activities	1.1	(306.9)	—
Effect of exchange rate changes on cash and equivalents	(0.3)	(37.5)	34.1

Net Cash from Continuing Operating Activities

Net cash provided by continuing operating activities during 2019 was approximately U.S.$94 million as compared to net cash provided by continuing operating activities of approximately U.S.$93 million during 2018, an increase of approximately U.S.$1 million. Net cash provided by continuing operations was relatively unchanged, despite an increase in restructuring payments of U.S.$71 million and the impact from one-time items during 2018 that did not recur in 2019 (net of U.S.$34 million), offset by operational improvements in working capital and higher cash generated from earnings.

Avon maintains defined benefit pension plans and unfunded supplemental pension benefit plans (see note 14 to Avon’s audited consolidated financial statements included herein). Avon’s funding policy for pension plans is to meet the minimum required contributions under applicable law and accumulate plan assets that, over the long run, are expected to approximate the present value of projected benefit obligations. The amounts necessary to fund future obligations under these plans could vary depending on estimated assumptions (as detailed in “—Critical Accounting Estimates—Pension and Postretirement Expense”). The future funding for these plans will depend on economic conditions, employee demographics, mortality rates, the number of associates electing to take lump-sum distributions, investment performance and funding decisions. Based on current assumptions, Avon expects to make contributions in the range of U.S.$5 million to U.S.$10 million to its U.S. defined benefit pension and postretirement plans and in the range of U.S.$0 million to U.S.$5 million to its non-U.S. defined benefit pension and postretirement plans during 2020.

Net Cash from Continuing Investing Activities

Net cash provided by continuing investing activities during 2019 was approximately U.S.$50 million, as compared to net cash used by continuing investing activities of approximately U.S.$93 million during 2018. The approximate U.S.$143 increase to net cash from investing activities was primarily due to net proceeds from the sale of Avon Manufacturing (Guangzhou), Ltd., which closed during the first quarter of 2019, the sale of the Rye Office and the sale of Maximin Corporation Sdn Bhd, both of which closed during the second quarter of 2019, and the sale of New Avon which closed during the third quarter of 2019. Refer to notes 3 and 4 to Avon’s audited consolidated financial statements included herein for more information relating to the sale of these businesses and assets.

Capital expenditures during 2019 were approximately U.S.$59 million compared with approximately U.S.$95 million during 2018.

Net Cash from Continuing Financing Activities

Net cash provided by continuing financing activities during 2019 was approximately U.S.$1 million, as compared net cash used by financing activities of U.S.$307 million in 2018. The approximate U.S.$308 million favorable impact to net cash used by continuing financing activities was primarily due to a U.S.$289 million repayment of debt during 2018 with no offsetting proceeds from debt. During 2019, debt repayments of U.S.$388 million were offset by debt proceeds of U.S.$400 million.

Avon purchased approximately 1.2 million shares of its common stock for U.S.$9.6 million during 2019, as compared to 1.1 million shares of its common stock for U.S.$3.2 million during 2018, through acquisition of stock from employees in connection with tax payments upon vesting of restricted stock units and upon vesting of performance restricted stock units in 2018 and 2017.

In December 2019, Avon declared a dividend of U.S.$0.016 per share, and the dividend was paid in January 2020. No dividends were declared or paid for 2018.

Free Cash Flow Provided by Continuing Operations

Avon also presents free cash flow as an additional financial measure for liquidity, which Avon believes can provide an additional perspective on trends and underlying business results. Free cash flow is the sum of net cash provided (used) by continuing operating activities and net cash provided (used) by continuing investing activities, Avon has also included proceeds of U.S.$19 million from the monetization of COFINS tax credits presented within net cash provided (used) by financing activities of continuing operations.

Free cash flow provided by continuing operations was a net inflow of U.S.$164 million and a net cash outflow of U.S.$1 million, respectively, for the years ended December 31, 2019 and 2018. Improvements in Free Cash Flow compared to prior year were driven by operational improvements in both earnings and working capital. Cash proceeds from asset sales, including the monetization of tax assets, funded Open Up Avon restructuring and helped mitigate the impact of non-recurring tax benefits in the third quarter of 2018.

Avon’s Debt and Contractual Financial Obligations and Commitments

As of December 31, 2019, Avon’s debt and contractual financial obligations and commitments by due dates were as follows:

	2020	2021	2022	2023	2024	2025 and Beyond	Total
	(in millions of U.S.$)
Short-term debt	1.8	—	—	—	—	—	1.8
Long-term debt	—	—	900.0	461.9	—	243.8	1,605.7
Long-term finance lease	—	0.9	0.6	0.1	—	—	1.6

Total debt	1.8	0.9	900.6	462.0	—	243.8	1,609.1

	2020	2021	2022	2023	2024	2025 and Beyond	Total
	(in millions of U.S.$)
Debt-related interest(1)	119.5	119.5	94.8	28.5	21.8	21.8	405.9

Total debt-related	121.3	120.4	995.4	490.5	21.8	265.6	2,015.0
Short-term finance lease	1.2	—	—	—	—	—	1.2
Operating leases(2)	59.7	50.5	42.4	28.3	20.2	30.1	231.2
Purchase obligations	318.6	170.0	67.5	11.2	5.4	4.9	577.6

Total debt and contractual financial obligations and commitments(3)	500.8	340.9	1,105.3	530.0	47.4	300.6	2,825.0

(1)	Amounts are based on Avon’s current long-term credit ratings. See note 8 to Avon’s audited consolidated financial statements included herein for more information.
(2)	Amounts are net of expected sublease rental income. See note 16 to Avon’s audited consolidated financial statements included herein for more information.
(3)

The amount of debt and contractual financial obligations and commitments excludes amounts due under derivative transactions. The table also excludes future benefit payments in respect of Avon’s defined benefit and postretirement benefit plans, see note 14 to Avon’s audited consolidated financial statements included herein for this information. The table also excludes information on non-binding purchase orders of inventory. The table does not include any reserves for uncertain income tax positions because Avon is unable to reasonably predict the ultimate amount or timing of settlement of these uncertain income tax positions. At December 31, 2019, Avon’s reserves for uncertain income tax positions, including interest and penalties, totaled approximately U.S.$110 million.

The table above assumes debt repayments can be made in line with contractual payment terms and without the need for further refinancing.

In addition to the above, in 2016, Avon sold series C preferred stock to Cerberus. This preferred stock contains certain redemption and conversion features as well as dividends. Further details of the series C preferred stock is included in note 18 to Avon’s audited consolidated financial statements included herein.

See notes 8 and 16 to Avon’s audited consolidated financial statements included herein for more information on its debt and contractual financial obligations and commitments. Additionally, as disclosed in note 17 to Avon’s audited consolidated financial statements included herein, at December 31, 2019, Avon has liabilities of approximately U.S.$34.0 million associated with its restructuring actions, primarily associated with Open Up Avon. The majority of future cash payments associated with these restructuring liabilities are expected to be made during 2020.

Avon’s Off-Balance Sheet Arrangements

As of December 31, 2019, Avon had no material off-balance sheet arrangements.

Avon’s Capital Resources

Revolving Credit Facility

In June 2015, Avon International Operations, Inc., or “AIO,” a wholly owned domestic subsidiary of the Company, entered into a five-year U.S.$400.0 million senior secured revolving credit facility, or the 2015 facility. As of December 31, 2019, there were no amounts outstanding under the 2015 facility.

In February 2019, Avon International Capital p.l.c., or “AIC,” a wholly owned foreign subsidiary of the Company, entered into a three-year €200.0 million senior secured revolving credit facility, or the 2019 facility. As of December 31, 2019, this amounted to U.S.$224 million. The 2019 facility replaced the 2015 facility and the 2015 facility was terminated at such time. Borrowings under the 2019 facility bear interest at Avon’s option, at a rate per annum, equal to either LIBOR or EURIBOR (for any loan in euros) plus 225 basis points, in each case subject to adjustment based upon a leverage canceled-based pricing grid. The 2019 facility was available for general corporate and working capital purposes.

In the first quarter of 2019, U.S.$2.0 million was recorded for the write-off of unamortized issuance costs related to the 2015 revolving credit facility. In the first quarter of 2019, the Company also capitalized U.S.$11.0 million of issue costs relating to the 2019 revolving credit facility; this resulted in a cash outflow presented in other financing activities within the Consolidated Statement of Cash Flows. As of December 31, 2019, there were no amounts outstanding under the 2019 facility, and on January 3, 2020 the facility was automatically canceled upon change of control and, as a result U.S.$7.8 million of unamortized issuance costs were written off.

The amount of the facility available to be drawn down on was reduced by any standby letters of credit granted by an obligor, which, as of December 31, 2019 was approximately U.S.$22 million. As of December 31, 2019, based on then applicable exchange rates, the entire amount of the remaining 2019 facility, which is approximately €180 million, could have been drawn down without violating any covenant.

All obligations of AIC under the 2019 facility were unconditionally guaranteed by the Company, AIO and each other material U.S. or English restricted subsidiary of the Company (collectively referred to as the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors were secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

The 2019 facility contained affirmative and negative covenants, which are customary for secured financings of this type, as well as financial covenants (interest coverage and total leverage ratios).

Other Indebtedness

For additional information on our indebtedness see Note 8 — Debt and Other Financing to Avon’s audited consolidated financial statements included herein.

Avon’s Quantitative and Qualitative Disclosures about Market Risk

The overall objective of Avon’s financial risk management program is to reduce the potential negative effects from changes in foreign exchange and interest rates arising from its business activities. Avon may reduce its exposure to fluctuations in fair value or cash flows associated with changes in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments and through operational means. Since Avon may use foreign currency rate-sensitive instruments to hedge a portion of its existing and forecasted transactions, we expect that any loss in value for the hedge instruments generally would be offset by changes in the value of the underlying transactions.

Avon does not enter into derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives. The master agreements governing Avon’s derivative contracts generally contain standard provisions that could trigger early termination of the contracts in some circumstances, including if Avon was to merge with another entity and the creditworthiness of the surviving entity were to be “materially weaker” than that of Avon prior to the merger.

Interest Rate Risk

In the past Avon has used interest-rate swaps to manage its interest rate exposure. The interest-rate swaps were used to either convert its fixed rate borrowing to a variable interest rate or to unwind an existing variable interest-rate swap on a fixed rate borrowing. As of December 31, 2019, Avon does not have any interest-rate swap agreements. Approximately 0% and 1% of its debt portfolio at December 31, 2019 and 2018, respectively, was exposed to floating interest rates.

Avon’s long-term borrowings at year-end were all at fixed rates of interest and are therefore not sensitive to interest rate changes.

Foreign Currency Risk

Avon conducts business globally, with operations in various locations around the world. Over the past four years, all of its consolidated revenue was derived from operations of subsidiaries outside of the U.S. The functional currency for most of Avon’s foreign operations is their local currency. Avon is exposed to changes in financial market conditions in the normal course of its operations, primarily due to international businesses and transactions denominated in foreign currencies and the use of various financial instruments. Avon is not able to project, in any meaningful way, the possible effect of these foreign currency fluctuations on translated amounts or future earnings. At December 31, 2019, the primary foreign currencies for which Avon had net underlying foreign currency exchange rate exposures were the Argentine peso, Brazilian real, British pound, Chilean peso, Colombian peso, the euro, Mexican peso, Peruvian new sol, Philippine peso, Polish zloty, Romanian leu, Russian ruble, South African rand, Turkish lira and Ukrainian hryvnia.

Avon may reduce its exposure to fluctuations in fair value or cash flows associated with changes in foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. Avon’s hedges of foreign currency exposure are not designed to, and, therefore, cannot entirely eliminate the effect of changes in foreign exchange rates on Avon’s consolidated financial position, results of operations and cash flows.

Avon’s foreign-currency financial instruments were analyzed at year-end to determine their sensitivity to foreign exchange rate changes. Based on Avon’s outstanding foreign exchange contracts at December 31, 2019, all of which were taken out to hedge underlying foreign currency exposures, a hypothetical 10% appreciation of the U.S. dollar against its foreign exchange contracts would reduce earnings by U.S.$71 million and a hypothetical 10% depreciation of the U.S. dollar against its foreign exchange contracts would increase earnings by U.S.$86 million. This hypothetical analysis does not consider Avon’s underlying foreign currency exposures. The hypothetical impact was calculated on the open positions using forward rates at December 31, 2019, adjusted for an assumed 10% appreciation or 10% depreciation of the U.S. dollar against these hedging contracts.

Credit Risk of Financial Instruments

Avon’s foreign currency derivatives are typically composed of over-the-counter forward contracts, swaps or options with major international financial institutions. Although its theoretical credit risk is the replacement cost at the then-estimated fair value of these instruments, Avon believes that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

Non-performance of the counterparties on the balance of all the foreign exchange agreements would have resulted in a write-off of U.S.$5.6 million at December 31, 2019. In addition, in the event of non-performance by such counterparties, Avon would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange rates.

See note 11 to Avon’s audited consolidated financial statements included herein for more information.

Item 2

Audited consolidated financial statements as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and the related notes thereto of Avon Products, Inc .

AVON PRODUCTS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Avon Products, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Avon Products, Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and December 31, 2018, and the related consolidated statements of operations, comprehensive (loss) income, cash flows and changes in shareholders’ deficit for each of the three years in the period ended December 31, 2019, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

March 5, 2020

We have served as the Company’s auditor since 2017.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions) Years ended December 31	2019	2018	2017
Net sales	$4,494.1	$5,247.7	$5,565.1
Other revenue	269.1	323.6	150.5

Total revenue	4,763.2	5,571.3	5,715.6
Costs, expenses and other:
Cost of sales	(2,010.1)	(2,364.0)	(2,203.3)
Selling, general and administrative expenses	(2,627.5)	(2,972.1)	(3,231.0)

Operating profit	125.6	235.2	281.3

Interest expense	(127.6)	(134.6)	(140.8)
Loss on extinguishment of debt	(11.6)	(0.7)	—
Interest income	7.7	15.3	14.8
Other income (expense), net	94.2	(7.1)	(34.6)
Gain on sale of business	50.1	—	—

Total other income (expenses)	12.8	(127.1)	(160.6)

Income from continuing operations, before taxes	138.4	108.1	120.7
Income taxes	(103.1)	(129.9)	(100.7)

Income (loss) from continuing operations, net of tax	35.3	(21.8)	20.0
Loss from discontinued operations, net of tax	(36.6)	—	—

Net (loss) income	(1.3)	(21.8)	20.0
Net loss attributable to noncontrolling interests	1.0	2.3	2.0

Net (loss) income attributable to Avon	$(.3)	$(19.5)	$22.0

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In millions) Years ended December 31	2019	2018	2017
Net (loss) income	$(1.3)	$(21.8)	$20.0
Other comprehensive income (loss):
Foreign currency translation adjustments	(0.6)	(48.7)	19.8
Unrealized (losses) gains on revaluation of long-term intercompany balances, net of taxes of $0.0	(5.7)	(58.1)	62.2
Change in derivative gains on cash flow hedges, net of taxes of $0.0	(1.1)	0.5	—
Amortization of net actuarial loss and prior service cost, net of taxes of $0.4, $0.6 and $0.8	9.4	10.5	15.6
Adjustments of net actuarial loss and prior service cost, net of taxes of $2.9, $1.1 and $2.1	(8.0)	(8.6)	8.9
Other comprehensive income related to New Avon investment, net of taxes of $0.0	—	—	1.2
Sale of New Avon	(3.4)	—	—

Total other comprehensive (loss) income, net of taxes	(9.4)	(104.4)	107.7

Comprehensive (loss) income	(10.7)	(126.2)	127.7
Less: comprehensive loss attributable to noncontrolling interests	0.9	2.6	1.5

Comprehensive (loss) income attributable to Avon	$(9.8)	$(123.6)	$129.2

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATE BALANCE SHEETS

(In millions, except per share data) December 31	2019	2018
Assets
Current Assets
Cash, including cash equivalents of $50.9 and $36.2	$650.6	$532.7
Restricted cash	2.9	—
Accounts receivable (less allowances of $66.6 and $93.0)	280.2	349.7
Inventories	452.3	542.0
Prepaid expenses and other	252.1	272.0
Held for sale assets	22.6	65.6

Total current assets	1,660.7	1,762.0

Property, plant and equipment, at cost
Land	20.6	22.6
Buildings and improvements	459.2	502.9
Equipment	628.8	682.3

	1,108.6	1,207.8
Less accumulated depreciation	(633.5)	(650.2)

Property, plant and equipment, net	475.1	557.6
Right-of-use assets	175.4	—
Goodwill	86.2	87.4
Deferred tax asset	161.2	212.6
Other assets	527.7	390.4

Total assets	$3,086.3	$3,010.0

Liabilities and Shareholders’ Deficit
Current Liabilities
Debt maturing within one year	$1.8	$12.0
Accounts payable	723.3	816.5
Dividends payable	8.7	—
Accrued compensation	114.5	85.5
Other accrued liabilities	410.7	451.3
Sales and taxes other than income	118.7	103.9
Income taxes	7.4	15.9
Held for sale liabilities	—	11.4
Current liabilities of discontinued operations	16.0	—

Total current liabilities	1,401.1	1,496.5

Long-term debt	1,590.4	1,581.6
Long-term operating lease liability	143.3	—
Employee benefit plans	137.6	128.3
Long-term income taxes	128.7	136.2
Other liabilities	90.5	72.1

Total liabilities	3,491.6	3,414.7

Leases and Commitments and contingencies (Notes 16 and 19)
Series C convertible preferred stock	578.5	492.1
Shareholders’ Deficit
Common stock, par value $0.25 - authorized 1,500.0 shares; issued 770.0 and 761.8 shares	192.6	190.3
Additional paid-in capital	2,321.2	2,303.6
Retained earnings	2,138.9	2,234.3
Accumulated other comprehensive loss	(1,040.0)	(1,030.4)
Treasury stock, at cost (319.9 and 319.4 shares)	(4,603.3)	(4,602.3)

Total Avon shareholders’ deficit	(990.6)	(904.5)

Noncontrolling interests	6.8	7.7

Total shareholders’ deficit	(983.8)	(896.8)

Total liabilities, series C convertible preferred stock and shareholders’ deficit	$3,086.3	$3,010.0

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions) Years ended December 31	2019	2018	2017
Cash Flows from Operating Activities
Net (loss) income	$(1.3)	$(21.8)	$20.0
Loss from discontinued operations, net of tax	(36.6)	—	—

Income (loss) from continuing operations, net of tax	35.3	(21.8)	20.0
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation	68.1	81.1	84.3
Amortization	24.8	26.6	29.7
Provision for doubtful accounts	115.4	162.4	221.9
Provision for obsolescence	37.1	113.5	36.7
Share-based compensation	15.6	13.8	24.2
Foreign exchange (gains) losses	(14.1)	14.9	18.1
Deferred income taxes	37.5	(49.0)	(30.2)
Impairment loss on assets	17.7	—	—
Gain on sale of business / assets	(50.1)	—	—
Certain Brazil indirect taxes	(118.3)	(194.7)	—
Other	12.0	18.5	39.6
Changes in assets and liabilities:
Accounts receivable	(55.2)	(102.8)	(214.6)
Inventories	56.0	(99.6)	(19.2)
Prepaid expenses and other	25.7	(49.3)	14.8
Accounts payable and accrued liabilities	(145.4)	73.1	12.3
Income and other taxes	28.8	63.2	4.1
Noncurrent assets and liabilities	3.4	42.8	29.5

Net cash provided by operating activities of continuing operations	94.3	92.7	271.2

Cash Flows from Investing Activities
Capital expenditures	(58.5)	(94.9)	(97.3)
Disposal of assets	7.8	4.8	5.9
Net proceeds from sale of business / assets	99.9	—	—
Distribution from New Avon LLC	—	—	22.0
Other investing activities	1.0	(3.3)	(.2)

Net cash provided (used) by investing activities of continuing operations	50.2	(93.4)	(69.6)

Cash Flows from Financing Activities
Debt, net (maturities of three months or less)	(9.2)	(10.7)	10.3
Proceeds from debt	400.0	—	—
Repayment of debt	(388.2)	(289.1)	(2.9)
Repurchase of common stock	(9.6)	(3.2)	(7.2)
Net proceeds from exercise of stock options	15.6	—	—
Costs associated with debt issue / repayment	(26.8)	—	—
Proceeds from monetization of COFINS tax credits	19.4	—	—
Other financing activities	(.1)	(3.9)	(.2)

Net cash provided (used) by financing activities of continuing operations	1.1	(306.9)	—

Cash Flows from Discontinued Operations
Net cash used by operating activities of discontinued operations	(20.6)	—	(8.6)

Net cash used by discontinued operations	(20.6)	—	(8.6)

Effect of exchange rate changes on cash and cash equivalents	(.3)	(37.5)	34.1

Net increase (decrease) in cash and cash equivalents	124.7	(345.1)	227.1
Cash and cash equivalents and restricted cash at beginning of year(1)	536.4	881.5	654.4

Cash and cash equivalents and restricted cash at end of year(2)	$661.1	$536.4	$881.5

Cash paid for:
Interest	$122.0	$139.0	$141.7
Income taxes, net of refunds received	$55.9	$87.4	$132.2

(1)

The balance at the beginning of the twelve month period ended December 31, 2019 includes cash and cash equivalents of $3.7 classified as Assets held for sale in the Company’s Consolidated Balance Sheets at the end of the year in 2018.

(2)

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheet that sum to the total of the same such amounts shown in the Consolidated Statement of Cash Flows for the twelve month period ended December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$650.6	$532.7
Restricted cash	2.9	—
Long-term restricted cash(1)	7.6	—
Held for sale cash and cash equivalents	—	3.7

Cash and cash equivalents, and restricted cash at end of period per the statement of cash flows	$661.1	$536.4

(1)	Long-term restricted cash is presented in other assets in our Consolidated Balance Sheets.

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In millions, except per share data)	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Noncontrolling Interests	Total
	Shares	Amount				Shares	Amount
Balances at December 31, 2016	754.9	188.8	2,273.9	2,322.2	(1,033.2)	317.3	(4,599.7)	11.8	(836.2)
Net (loss) income	—	—	—	22.0	—	—	—	(2.0)	20.0
Other comprehensive income (loss)	—	—	—		107.0	—		.7	107.7
Dividends accrued - Series C convertible preferred stock	—	—	—	(23.1)	—	—	—	—	(23.1)
Exercise/ vesting/ expense of share-based compensation	3.8	1.0	17.3	(.8)	—	(.5)	6.8	—	24.3
Repurchase of common stock	—	(.1)	—	—	—	1.6	(7.1)	—	(7.2)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.2	—	—	—	—	—	—	—	(.2)	(.2)

Balances at December 31, 2017	758.7	189.7	2,291.2	2,320.3	(926.2)	318.4	(4,600.0)	10.3	(714.7)
Net income	—	—	—	(19.5)	—	—	—	(2.3)	(21.8)
Revenue Recognition Cumulative catch up	—	—	—	(41.1)	—	—	—	—	(41.1)
Other comprehensive income	—	—	—	—	(104.2)	—	—	(.2)	(104.4)
Dividends accrued - Series C convertible preferred stock	—	—	—	(24.3)	—	—	—	—	(24.3)
Exercise/ vesting/ expense of share-based compensation	3.1	.7	12.4	(1.1)	—	(.1)	.8	—	12.8
Repurchase of common stock	—	(.1)	—	—	—	1.1	(3.1)	—	(3.2)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.1	—	—	—	—	—	—	—	(.1)	(.1)

Balances at December 31, 2018	761.8	190.3	2,303.6	2,234.3	(1,030.4)	319.4	(4,602.3)	7.7	(896.8)
Net loss	—	—	—	(.3)	—	—	—	(1.0)	(1.3)
Other comprehensive income	—	—	—	—	(9.6)	—	—	.2	(9.4)
Dividends accrued - Series C convertible preferred stock	—	—	—	(25.5)	—	—	—	—	(25.5)
Dividends accrued-common stock	—	—	—	(8.7)	—	—	—	—	(8.7)
Exercise/ vesting/ expense of share-based compensation	9.9	2.6	25.9	—	—	—	—	—	28.5
Repurchase of common stock	(1.7)	(.3)	(8.3)	—	—	.5	(1.0)	—	(9.6)
Remeasurement of Series C convertible preferred stock	—	—	—	(60.9)	—	—	—	—	(60.9)
Purchases and sales of noncontrolling interests, net of dividends paid of $0.1	—	—	—	—	—	—	—	(.1)	(.1)

Balances at December 31, 2019	770.0	192.6	2,321.2	2,138.9	(1,040.0)	319.9	(4,603.3)	6.8	(983.8)

The accompanying notes are an integral part of these statements.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions, except per share and share data)

NOTE 1. Description of the Business and Summary of Significant Accounting Policies

Business

When used in these notes, the terms “Avon,” “Company,” “we,” “our” or “us” mean Avon Products, Inc. We are a global manufacturer and marketer of beauty and related products. Our business is conducted primarily in one channel, direct selling. Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products. Sales are made to the ultimate consumer principally by independent Representatives.

In December 2015, we entered into definitive agreements with affiliates of Cerberus Capital Management L.P. (“Cerberus”), which included a $435 investment in Avon by an affiliate of Cerberus through the purchase of our convertible preferred stock and the separation of the North America business (including approximately $100 of cash, subject to certain adjustments) from Avon into New Avon LLC (“New Avon”), a privately-held company that is majority-owned and managed by an affiliate of Cerberus. These transactions closed in March 2016 and Avon retained approximately 20% ownership in New Avon. In April 2019, Avon and Cerberus signed an agreement with LG Household & Health Care Ltd. for the sale of New Avon, including our 20% ownership interest. This transaction closed on August 14, 2019. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale, for additional information. The North American business, which represented the Company’s operations in the United States (“U.S.”), Canada and Puerto Rico, was previously its own reportable segment and has been presented as discontinued operations for all periods. As a result of this transaction, all of our consolidated revenue is derived from operations of subsidiaries outside of the U.S.

On May 22, 2019, we entered into an Agreement and Plan of Mergers with Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Natura Cosméticos”), Natura &Co Holding S.A., a Brazilian corporation (sociedade anônima) (“Natura &Co Holding”), and two subsidiaries of Natura &Co Holding (“Natura &Co”) pursuant to which, in a series of transactions, Avon and Natura Cosméticos will become direct wholly owned subsidiaries of Natura &Co (the “Transaction”). For additional information, see Note 23, Agreement and Plan of Mergers with Natura Cosméticos S.A., to the Consolidated Financial Statements included herein. On January 3, 2020, the Company consummated the Transaction and became a fully owned subsidiary of Natura &Co Holding. In connection with the consummation of the Transaction, the Company notified the NYSE that trading of their stock should be suspended, the Company’s common stock was subsequently delisted and deregistered. The Company files these financial statements with the SEC, as a voluntary filer, to comply with the terms of certain debt instruments.

In December 2019, the Company declared a dividend of $0.016 per share equating to $9, this dividend was subsequently paid in January 2020 by the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Avon and our majority and wholly-owned subsidiaries. Intercompany balances and transactions are eliminated.

Use of Estimates

We prepare our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

required to use estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates and assumptions. On an ongoing basis, we review our estimates, including those related to stand-alone selling prices (“SSP”) of promised goods or services delivered under sales incentives, allowances for sales returns, allowances for doubtful accounts receivable, provisions for inventory obsolescence, the determination of discount rates and other actuarial assumptions for pension and postretirement benefit expenses, restructuring expense, income taxes and tax valuation allowances, share-based compensation, loss contingencies and the evaluation of goodwill, property, plant and equipment and capitalized software for potential impairment.

Foreign Currency

Financial statements of foreign subsidiaries operating in other than highly inflationary economies are translated at year-end exchange rates for assets and liabilities and average exchange rates during the year for income and expense accounts. The resulting translation adjustments are recorded within accumulated other comprehensive income (loss) (“AOCI”). Gains or losses resulting from the impact of changes in foreign currency rates on assets and liabilities denominated in a currency other than the functional currency are recorded in other expense, net.

For financial statements of Avon subsidiaries operating in highly inflationary economies, the U.S. dollar is required to be used as the functional currency. At December 31, 2019, only our Argentinian subsidiary is considered to be operating in a highly inflationary economy. Highly inflationary accounting requires monetary assets and liabilities, such as cash, receivables and payables, to be remeasured into U.S. dollars at the current exchange rate at the end of each period with the impact of any changes in exchange rates being recorded in income. We record the impact of changes in exchange rates on monetary assets and liabilities in other expense, net. Similarly, deferred tax assets and liabilities are remeasured into U.S. dollars at the current exchange rates; however, the impact of changes in exchange rates is recorded in income taxes in our Consolidated Statements of Operations. Non-monetary assets and liabilities, such as inventory, property, plant and equipment and prepaid expenses are carried forward at their historical dollar cost, which was calculated using the exchange rate at the date which hyperinflationary accounting is implemented.

Argentina Currency

During the quarter ended June 30, 2018, based on published official exchange rates which indicate that Argentina’s three-year cumulative inflation rate has exceeded 100%, we concluded that Argentina had become a highly inflationary economy. From July 1, 2018, we have applied highly inflationary accounting for our Argentinian subsidiary. As such, the functional currency for Argentina has changed to the U.S. dollar, which is the consolidated group’s reporting currency. When an entity operates in a highly inflationary economy, exchange gains and losses associated with monetary assets and liabilities resulting from changes in the exchange rate are recorded in income. Nonmonetary assets and liabilities, which include inventories, property, plant and equipment and contract liabilities, are carried forward at their historical dollar cost, which was calculated using the exchange rate at June 30, 2018.

As a result of the devaluation of the Argentinian peso of approximately 36% during the year end December 31, 2019, operating profit was negatively impacted by approximately $11, largely in cost of sales in our Consolidated Income Statements, primarily due to inventory being accounted for at its historical dollar cost. During the year ended December 31, 2019, we also recorded a benefit during the period of approximately $7 in other expense, net primarily associated with the net monetary liability position of Argentina, and an approximate $3 positive impact on income taxes, both in our Consolidated Income Statements. As of December 31, 2019, the net Argentine peso-denominated monetary liability position of Argentina was $8 and the net Argentine peso-denominated non-monetary asset position was $45, primarily consisting of inventory balances of $23.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As a result of the devaluation of the Argentinian peso of approximately 25% from June 30, 2018 to December 31, 2018, operating profit was negatively impacted by approximately $8, largely in cost of sales in our Consolidated Income Statements, primarily due to inventory being accounted for at its historical dollar cost. During the six months ended December 31, 2018, we also recorded a benefit during the period of approximately $6 in other expense, net primarily associated with the net monetary liability position of Argentina, and an approximate $2 positive impact on income taxes, both in our Consolidated Income Statements. As of December 31, 2018, the net Argentine peso-denominated monetary liability position of Argentina was $33 and the net Argentine peso-denominated non-monetary asset position was $50, primarily consisting of inventory balances of $32.

Revenue Recognition

Nature of goods and services

We are a global manufacturer and marketer of beauty and related products. Our product categories are Beauty and Fashion & Home. Beauty consists of skincare, fragrance and color (cosmetics). Fashion & Home consists of fashion jewelry, watches, apparel, footwear, accessories, gift and decorative products, housewares, entertainment and leisure products, children’s products and nutritional products.

Our business is conducted primarily in one channel, direct selling. Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. We primarily sell our products to the ultimate consumer through the direct selling channel principally through Representatives, who are independent contractors and not our employees.

Revenue recognition

Revenue is recognized when control of a product or service is transferred to a customer, which is generally the Representative. Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties, such as Value Added Taxes (“VAT”) collected for taxing authorities.

Principal revenue streams and significant judgments

Our principal revenue streams can be distinguished into: i) the sale of Beauty and Fashion & Home products to Representatives (recorded in net sales); ii) Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract, which include fees for shipping and handling (recorded in other revenue); and iii) other, which includes the sale of products to New Avon LLC (“New Avon”) and royalties from the licensing of our name and products (recorded in other revenue).

i) Sale of Beauty and Fashion & Home products to Representatives

We generate the majority of our revenue through the sale of Beauty and Fashion & Home products. A Representative contacts her customers directly, selling primarily through our brochure (whether paper or online), which highlights new products and special promotions (or incentives) for each sales campaign. In this sense, the Representative, together with the brochure, are the “store” through which our products are sold. A brochure introducing a new sales campaign is typically generated every three to four weeks. A purchase order is processed, and the products are picked at a distribution center and delivered to the Representative usually through a combination of local and national delivery companies. Generally, the Representative then delivers the merchandise and collects payment from the customer for her or his own account. A Representative generally receives a refund of the price the Representative paid for a product if the Representative chooses to return it.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A Representative Agreement, which outlines the basic terms of the agreement between Avon and the Representative, combined with a purchase order, constitutes a contract for the purposes of Accounting Standards Codification Topic (“ASC”), Revenue from Contracts with Customers (“ASC 606”).

Revenue from Contracts with Customers

We account for individual products and services separately in the contract if they are distinct (i.e., if a product or service is separately identifiable from the other items in the contract and if a Representative can benefit from the product or service on its own or with other resources that are readily available), which is recognized at a point in time, when control of a product is transferred to a Representative. In addition, we offer incentives to Representatives to support sales growth. Certain of these sales incentives are distinct promises to a Representative, and therefore are a separate performance obligation. As a result, revenue is allocated to the performance obligation for sales incentives and is deferred on the balance sheet until the associated performance obligations are satisfied.

Typically included within a contract is variable consideration, such as sales returns and late payment fees. Revenue is only recorded to the extent it is probable that it will not be reversed, and therefore revenue is adjusted for variable consideration. Variable consideration is generally estimated using the expected value method, which considers possible outcomes weighted by their probability. Specifically for sales returns, a refund liability will be recorded for the estimated cash to be refunded for the products expected to be returned, and a returns asset will be recorded for the products which we expect to be returned and re-sold, each of these based on historical experience. The estimate of sales returns as well as the measurement of the returns asset and the refund liability is updated at the end of each month for changes in expectations regarding the amount of salvageable returns, reconditioning costs and any additional decreases in the value of the returned products. Late payment fees are recorded when the uncertainty associated with collecting such fees are resolved (i.e., when collected).

The Representative generally receives a credit period of one sales campaign if they meet certain criteria; however, the specific credit terms are outlined in the Representative Agreement. Generally, the Representative remits payment during each sales campaign, which relates to the prior campaign cycle. The Representative is generally precluded from submitting an order for the current sales campaign until the accounts receivable balance past due for prior campaigns is paid; however, there are circumstances where the Representative fails to make the required payment.

Our contracts with Representatives often include multiple promises to transfer products and/or services to the Representative, and determining which of these products and/or services are considered distinct performance obligations that should be accounted for separately. In addition, in assessing the recognition of revenue for the following performance obligations, management has exercised significant judgment in the following areas: estimation of variable consideration and the SSP of promised goods or services in order to determine and allocate the transaction price.

Performance obligation - Avon products and appointment kits

The Representative purchases Avon products and appointment kits through a purchase order. Avon offers appointment kits for purchase to Representatives, which may contain various Avon products. We recognize revenue for Avon products and appointment kits in net sales in our Consolidated Statements of Operations when the Representative obtains control of the products, which occurs upon delivery of the product to the Representative. Transaction price is the amount we expect to receive in exchange for those products adjusted for variable consideration as discussed above and the estimated SSP of other performance obligations as discussed below. The cost of these products and appointment kits is recognized in cost of sales in our Consolidated Statements of Operations.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Performance obligation - Sales incentives

Types of sales incentives include status programs, loyalty points, prospective discounts, and gift with purchase, among others. A Representative is eligible for certain status programs if specified sales levels are met. Status programs offer additional benefits such as free or discounted products and services. Loyalty points offer the option to redeem for additional Avon or other products or services. Prospective discounts are offered in some countries when certain sales levels are reached in a given time period. The revenue attributable to the prospective discount performance obligation is for the option to purchase additional product at a discounted amount.

Certain benefits within status programs, loyalty points, prospective discounts and certain other sales incentives constitute a material right and, therefore, a distinct performance obligation in the contract with the Representative. Transaction price is allocated to the material right (performance obligation) based on estimated SSP and is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of incentives is presented in inventories in our Consolidated Balance Sheets. We recognize revenue allocated to the material right in net sales in our Consolidated Statements of Operations at the point in time that the Representative receives the benefits of the material right or obtains control of the products, which occurs upon delivery to the Representative or upon expiration of the material right. For sales incentives that are delivered with the associated products order (such as gift with purchase), no deferral is required.

SSP represents the estimated market value, or the estimated amount that could be charged for that material right when the entity sells it separately in similar circumstances to similar customers. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, including for certain sales incentives, we determine the SSP using information that may include market prices and other observable inputs.

ii) Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract (“Representative fees”)

The purchase order in the contract with the Representative explicitly identifies activities that we will perform. This includes fees that we charge Representatives, primarily for the sale of brochures to Representatives and fulfillment activities, and also includes late payment fees (discussed above). Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Under ASC 606, brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and we allocate consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in selling, general and administrative expenses in our Consolidated Statements of Operations.

We often charge the Representative for shipping and handling (including order processing) and payment processing activities on the invoice, and such activities are considered to be fulfillment costs. The consideration received represents part of the transaction price in the contract that is allocated to the performance obligations in the contract. We recognize revenue for fulfillment activities in other revenue in our Consolidated Statements of Operations when such services are provided to the Representative. The cost of these activities is recognized in SG&A expenses in our Consolidated Statements of Operations.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

iii) Other revenue

We also recognize revenue from the sale of products to New Avon, as part of a manufacturing and supply agreement, since the separation of the Company’s North America business into New Avon on March 1, 2016, and royalties from the licensing of our name and products, in other revenue in our Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are generally high-quality, short-term money market instruments with an original maturity of three months or less and consist of time deposits with a number of U.S. and non-U.S. commercial banks and money market fund investments.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. We classify inventory into various categories based upon its stage in the product life cycle, future marketing sales plans and the disposition process. We assign a degree of obsolescence risk to products based on this classification to estimate the level of obsolescence provision.

Brochure Costs

Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and Avon allocates consideration for purposes of revenue recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in SG&A expenses in our Consolidated Statements of Operations.

Brochure costs and associated fees that are presented as inventory were $8.9 at December 31, 2019 and $13.2 at December 31, 2018. Brochure costs and associated fees that are presented as prepaid expenses and other were $4.8 at December 31, 2019 and $5.9 at December 31, 2018.

Brochure costs expensed to COGS and SG&A in 2019 amounted to $101.1 and $93.9, respectively. In 2018 brochure costs expensed to COGS and SG&A were $113.5 and $106.2, respectively. In 2017 brochure costs of $244.0, were expensed to SG&A under the previous Accounting Standards Update (“ASU”) 605, Revenue Recognition.

The fees charged to Representatives for brochures sold recorded in Other revenue in 2019 and 2018 amounted to $96.9 and $117.0, respectively. In 2017, the fees charged to Representatives were recorded as a reduction to SG&A expenses and amounted to $139.4.

Property, Plant and Equipment and Capitalized Software

Property, plant and equipment are stated at cost and are depreciated using a straight-line method over the estimated useful lives of the assets. The estimated useful lives generally are as follows: buildings, 45 years; land

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

improvements, 20 years; machinery and equipment, 15 years; and office equipment, five to ten years. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful life of the asset. Upon disposal of property, plant and equipment, the cost of the assets and the related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings. Costs associated with repair and maintenance activities are expensed as incurred.

Certain systems development costs related to the purchase, development and installation of computer software, and implementation costs incurred in a hosting arrangement that is a service contract, are capitalized and amortized over the estimated useful life of the related project. Costs incurred prior to the development stage, as well as maintenance, training costs, and general and administrative expenses are expensed as incurred. The other assets balance included unamortized capitalized software costs of $83.1 at December 31, 2019 and $89.3 at December 31, 2018. The amortization expense associated with capitalized software was $24.7, $26.5 and $29.5 for the years ended December 31, 2019, 2018 and 2017, respectively.

We evaluate our property, plant and equipment and capitalized software for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated pre-tax undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. The fair value of the asset is determined using revenue and cash flow projections, and royalty and discount rates, as appropriate.

Leases

We determine if an arrangement is a lease at the lease commencement date. In addition to our lease agreements, we review all material new vendor arrangements for potential embedded lease obligations. The asset balance related to operating and finance leases is presented within right-of-use (ROU) asset and property, plant and equipment, respectively, on our Consolidated Balance Sheet. The short-term liability balance related to operating and finance leases is presented within other accrued liabilities on our Consolidated Balance Sheets. The long-term liability balance is presented within long-term operating lease liability and long-term debt on our Consolidated Balance Sheets for operating and finance leases, respectively.

The lease liability is recognized based on the present value of the remaining fixed or in-substance fixed lease payments discounted using our incremental borrowing rates. We use a specific incremental borrowing rate for our material leases, which is determined based on the geography, nature of the asset and term of the lease. These rates are determined based on inputs provided by external banks and updated periodically. The lease liability includes the exercise of a purchase option only if we are reasonably certain to exercise as of the commencement date of the lease. The residual value guarantee amount is only included in the lease liability calculation to the extent payment is probable to the lessor as of the commencement of the lease. The ROU asset is calculated based on the lease liability adjusted for any lease payments paid to the lessor at or before the commencement date (i.e. prepaid rent) and initial direct costs incurred by Avon and excluding any lease incentives received from the Lessor.

Variable lease payments are payments to the lessor not included in the lease liability calculation. We define variable lease payments as payments made by Avon to the lessor for the right to use a leased asset that vary because of changes in facts or circumstances (such as changes in an index rate, volume, usage, etc.) occurring after the lease commencement date, other than predetermined contractual changes due to the passage of time (for example, predetermined rent increase amounts that are set out in the contract). Variable lease payments or charges are accounted for as incurred.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The lease term for purposes of lease accounting may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option as of the commencement date of the lease. For operating leases, the lease expense is recognized on a straight-line basis over the lease term. For finance leases, the Company amortizes the ROU asset on a straight-line basis and records interest expense on the lease liability created at lease commencement over the lease term.

We account for our lease and non-lease components as a single component for most of our asset classes, and therefore both are included in the calculation of lease liability recognized on the Consolidated Balance Sheets. However, for certain lease asset classes related to identified embedded leases we account for the lease and non-lease components separately, and therefore, the non-lease component is not included in the lease liability.

Leases with an initial term of twelve months or less are not recorded on the Consolidated Balance Sheet; we recognize lease expense for these leases over their lease term.

Assets and Liabilities Held for Sale

A long-lived asset (or disposal group) is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable within a year. A long-lived asset (or disposal group) classified as held for sale is initially measured at the lower of its carrying amount or fair value less cost to sell. An impairment loss is recognized for any initial or subsequent write-down of the long-lived asset (or disposal group) to fair value less costs to sell. A gain or loss not previously recognized by the date of the sale of the long-lived asset (or disposal group) is recognized at the date of derecognition.

Long-lived assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Long-lived assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

Goodwill

Goodwill is not amortized and is assessed for impairment annually during the fourth quarter or on the occurrence of an event that indicates impairment may have occurred, at the reporting unit level. A reporting unit is the operating segment, or a component, which is one level below that operating segment. Components are aggregated as a single reporting unit if they have similar economic characteristics. When testing goodwill for impairment, we perform either a qualitative or quantitative assessment for each of our reporting units. Factors considered in the qualitative analysis include macroeconomic conditions, industry and market considerations, cost factors and overall financial performance specific to the reporting unit. If the qualitative analysis results in a more likely than not probability of impairment, the first quantitative step, as described below, is required.

The quantitative test to evaluate goodwill for impairment is a two-step process. In the first step, we compare the fair value of a reporting unit to its carrying value. If the fair value of a reporting unit is less than its carrying value, we perform a second step to determine the implied fair value of the reporting unit’s goodwill. The second step of the impairment analysis requires a valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of the purchase price in a business combination. If the resulting implied fair value of the reporting unit’s goodwill is less than its carrying value, that difference represents an impairment.

The impairment analysis performed for goodwill requires several estimates in computing the estimated fair value of a reporting unit. We typically use a discounted cash flow (“DCF”) approach to estimate the fair value of a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

reporting unit, which we believe is the most reliable indicator of fair value of this business, and is most consistent with the approach that we would generally expect a marketplace participant would use. In estimating the fair value of our reporting units utilizing a DCF approach, we typically forecast revenue and the resulting cash flows for periods of five to ten years and include an estimated terminal value at the end of the forecasted period. When determining the appropriate forecast period for the DCF approach, we consider the amount of time required before the reporting unit achieves what we consider a normalized, sustainable level of cash flows. The estimation of fair value utilizing a DCF approach includes numerous uncertainties which require significant judgment when making assumptions of expected growth rates and the selection of discount rates, as well as assumptions regarding general economic and business conditions, and the structure that would yield the highest economic value, among other factors.

Financial Instruments

We use derivative financial instruments, including forward foreign currency contracts, to manage foreign currency exposures.

If applicable, derivatives are recognized in our Consolidated Balance Sheets at their fair values. When we become a party to a derivative instrument and intend to apply hedge accounting, we designate the instrument, for financial reporting purposes, as a fair value hedge, a cash flow hedge, or a net investment hedge. The accounting for changes in fair value (gains or losses) of a derivative instrument depends on whether we had designated it and it qualified as part of a hedging relationship and further, on the type of hedging relationship. We apply the following:

•

Changes in the fair value of a derivative that is designated as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk are recorded in earnings.

•

Changes in the fair value of a derivative that is designated as a cash flow hedge are recorded in AOCI and reclassified into earnings in the same period or periods during which the transaction hedged by that derivative also affects earnings.

•	Changes in the fair value of a derivative that is designated as a hedge of a net investment in a foreign operation are recorded in foreign currency translation adjustments within AOCI.

•	Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized in earnings in other expense, net in our Consolidated Statements of Operations.

We present the earnings effect of the hedging instrument in our Consolidated Statements of Operations in the same income statement line item in which the earnings effect of the hedged item is reported.

For derivatives designated as cash flow hedges, if we conclude that the hedging relationship is perfectly effective at inception, a detailed effectiveness assessment in each period is not required as long as (i) the critical terms of the hedging instrument completely match the related terms of the hedged item (ii) it is considered probable that the counterparties to the hedging instrument and the hedged item will not default, and (iii) the hedged cash flows remain probable.

If the conditions above are not met, we will assess prospective and retrospective effectiveness using the cumulative dollar-offset method, which compares the change in fair value or present value of cash flows of the hedging instrument to the changes in the fair value or present value of the cash flows of the hedged item. If the result of the quantification demonstrates that the hedge is still highly effective (meaning that cumulative changes in the fair value of the derivative are between 80% and 125% of the cumulative changes in the fair value of the hedged item), we will revert to qualitative assessments of hedge effectiveness in subsequent periods if an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

expectation of high effectiveness on a qualitative basis for subsequent periods can be reasonably supported. If effectiveness is not within the 80% to 125% range, hedge accounting will be discontinued, and changes in the fair value of the hedging instrument will be recorded in earnings from the date the hedge is no longer considered highly effective.

Deferred Income Taxes

Deferred income taxes have been provided on items recognized for financial reporting purposes in different periods than for income tax purposes using tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided to reduce our deferred tax assets to an amount that is “more likely than not” to be realized. The ultimate realization of our deferred tax assets depends upon generating sufficient future taxable income during the periods in which our temporary differences become deductible or before our net operating loss and tax credit carryforwards expire. See Note 10, Income Taxes for more information.

In accordance with guidance issued by the Financial Accounting Standards Board (“FASB”), we are choosing to treat the U.S. income tax consequences of Global Intangible Low-Taxed Income (“GILTI”) as a period cost. As a result, as of December 31, 2019, no deferred income taxes have been provided.

Uncertain Tax Positions

We recognize the benefit of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We record interest expense and penalties payable to relevant tax authorities in income taxes in our Consolidated Statements of Operations.

SG&A Expenses

SG&A expenses include costs associated with selling; marketing; distribution, including shipping and handling costs; advertising; net brochure costs; research and development; information technology; and other administrative costs, including finance, legal and human resource functions.

Shipping and Handling

Shipping and handling costs are expensed as incurred and amounted to $432.1 in 2019, $503.5 in 2018 and $530.8 in 2017.

Advertising

Advertising costs, excluding brochure preparation costs, are expensed as incurred and amounted to $72.9 in 2019, $127.6 in 2018 and $118.4 in 2017.

Research and Development

Research and development costs are expensed as incurred and amounted to $40.6 in 2019, $48.0 in 2018 and $52.9 in 2017. Research and development costs include all costs related to the design and development of new products such as salaries and benefits, supplies and materials and facilities costs.

Share-based Compensation

Where applicable, share-based payments to employees are recognized in the financial statements based on their fair value at the date of grant. If applicable, we use a Monte-Carlo simulation to calculate the fair value of performance restricted stock units with market conditions and the fair value of premium-priced stock options. We account for forfeitures on share-based payments as they occur.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment. Where an award is cancelled, any unamortized compensation cost is expensed immediately.

Restructuring Expense

We record the estimated expense for our restructuring initiatives, such as our Transformation Plan and Open Up Avon, when such costs are deemed probable and estimable, when approved by the appropriate corporate authority and by accumulating detailed estimates of costs for such plans. These expenses include the estimated costs of employee severance and related benefits, inventory write-offs, impairment or accelerated depreciation of property, plant and equipment and capitalized software, and any other qualifying exit costs. Such costs represent our best estimate, but require assumptions about the programs that may change over time, including attrition rates. Estimates are evaluated periodically to determine whether an adjustment is required.

Pension and Postretirement Expense

Pension and postretirement expense is determined based on a number of actuarial assumptions, which are generally reviewed and determined on an annual basis. These assumptions include the discount rate applied to plan obligations, the expected rate of return on plan assets, the rate of compensation increase of plan participants, price inflation, cost-of-living adjustments, mortality rates and certain other demographic assumptions, and other factors. Actual results that differ from assumptions are accumulated and amortized to expense over future periods and, therefore, generally affect recognized expense in future periods. We recognize the funded status of pension and other postretirement benefit plans in our Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The recognition of prior service costs or credits and net actuarial gains or losses, as well as subsequent changes in the funded status, are recognized as components of AOCI, net of tax, in shareholders’ equity, until they are amortized as a component of net periodic benefit cost. We recognize prior service costs or credits and actuarial gains and losses beyond a 10% corridor to earnings based on the estimated future service period of the participants. The determination of the 10% corridor utilizes a calculated value of plan assets for our more significant plans, whereby gains and losses are smoothed over three- and five-year periods. We use a December 31 measurement date for all of our employee benefit plans. Service cost is presented in SG&A in our Consolidated Statements of Operations. The components of net periodic benefit costs other than service cost are presented in other expense, net in our Consolidated Statements of Operations.

Contingencies

We determine whether to disclose and/or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable. We record loss contingencies when it is probable that a liability has been incurred and the amount of loss is reasonably estimable.

NOTE 2. New Accounting Standards

New Accounting Standards Implemented

Except for the changes below, we have consistently applied the accounting policies to all periods presented in these consolidated financial statements.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ASU 2016-02, Leases

In February 2016, the FASB issued ASU 2016-02, Leases, which requires all assets and liabilities arising from leases to be recognized in our Consolidated Balance Sheets. We adopted this new accounting guidance effective January 1, 2019.

In July 2018, the FASB added an optional transition method which we elected upon adoption of the new standard. This allows us to recognize and measure leases existing at January 1, 2019 without restating comparative information. In addition, we elected to apply the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification.

The standard had a material impact on our consolidated balance sheets but does not have a material impact on our Consolidated Income Statements. The most significant impact was the recognition of right-of-use (“ROU”) assets and lease liabilities for operating leases which are presented separately on the Consolidated Balance Sheet. Accounting for finance leases remains substantially unchanged, with leased assets included in Property, Plant and Equipment and lease liabilities included within Debt.

Adoption of the standard resulted in the recognition of additional ROU assets and lease liabilities for operating leases of $191 and $204, respectively, as of January 1, 2019. The difference between these amounts was recorded as an adjustment to retained earnings.

See note 16, Leases and Commitments in our Annual Report for more information.

ASU 2018-02, Income Statement - Reporting Comprehensive Income

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income, which permits entities to reclassify the disproportionate income tax effects of the 2017 enactment of U.S. tax reform legislation (the “Act”) on items within AOCI (loss) to retained earnings. We adopted this new accounting guidance effective January 1, 2019 and elected not to reclassify the disproportionate income tax effects of the Act from AOCI (loss) to retained earnings.

ASU 2014-09, Revenue from Contracts with Customers

We adopted ASC 606 with a date of the initial application of January 1, 2018, as a cumulative-effect adjustment to retained earnings. Therefore, the comparative information for prior periods has not been adjusted and continues to be reported under ASC 605, Revenue Recognition. We applied ASC 606 to all outstanding contracts at January 1, 2018.

We recorded a cumulative-effect adjustment upon adoption of the new revenue recognition standard as of January 1, 2018 comprised of the following:

•	a reduction to retained earnings of $52.7 before taxes ($41.1 after tax), with a corresponding impact to deferred income taxes of $11.6;

•	a reduction to prepaid expenses and other of $54.9;

•	an increase to inventories of $39.3; and

•

an increase to other accrued liabilities of $37.1 due to the net impact of the establishment of a contract liability of $91.8 for deferred revenue where our performance obligations are not yet satisfied, which is partially offset by a reduction in the sales incentive accrual of $54.7.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

This cumulative-effect adjustment impacting our Consolidated Balance Sheets is primarily driven by sales incentives and brochures. The other changes resulting from the new revenue recognition standard were not material. The details of the significant changes to our accounting policy for revenue recognition and the quantitative impact of the changes on our Consolidated Financial Statements are set out below.

Performance obligations - Avon products and appointment kits

We recognize revenue for Avon products and appointment kits in net sales in our Consolidated Statements of Operations when the Representative obtains control of the products, which occurs upon delivery of the product to the Representative. Transaction price is the amount we expect to receive in exchange for those products adjusted for variable consideration, such as sales returns and past due fees, and the estimated SSP of other performance obligations, such as sales incentives. Revenue allocated to the material right (performance obligation) for sales incentives is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of these products and appointment kits is recognized in cost of sales in our Consolidated Statements of Operations.

Under our historical accounting, we recognized revenue for Avon products in net sales in our Consolidated Statements of Operations upon delivery of the product to the Representative. We recognized revenue for appointment kits sold to Representatives as a reduction of SG&A expenses in our Consolidated Statements of Operations, and the associated cost was recognized in SG&A expenses in our Consolidated Statements of Operations. Revenue was adjusted for expected sales returns.

Performance obligations/ material rights - sales incentives

Certain benefits within status programs, loyalty points, prospective discounts and certain other sales incentives constitute a material right and, therefore, a distinct performance obligation in the contract with the Representative. Transaction price is allocated to the material right based on estimated SSP and is deferred on the balance sheet until the associated performance obligations are satisfied. The cost of sales incentives is presented in inventories in our Consolidated Balance Sheets. We recognize revenue allocated to the material right in net sales and the associated cost of sales incentives is recognized in cost of sales in our Consolidated Statements of Operations, at the point in time that the Representative receives the benefits of the material right or obtains control of the products, which occurs upon delivery to the Representative or upon expiration of the material right. For sales incentives that are delivered with the associated products order (such as gift with purchase), no deferral is required.

Under our historical accounting, the cost of sales incentives was generally presented in other accrued liabilities and prepaid expenses and other in our Consolidated Balance Sheets and recognized in SG&A expenses in our Consolidated Statements of Operations over the period that the sales incentive was earned.

Representative fees, primarily for the sale of brochures to Representatives and fulfillment activities related to the contract

This includes fees that we charge Representatives, primarily for the sale of brochures to Representatives and fulfillment activities, and also includes late payment fees.

Brochures - Brochures represent promotional materials that are given directly by the Representatives to their customers as a marketing activity. Under ASC 606, brochures that are sold by Avon to Representatives through purchase orders represent separate performance obligations in the contract as these are promises made between Avon and the Representative. Although the brochures are used similar to marketing materials, the Representative generally orders and pays for the brochures, and Avon allocates consideration for purposes of revenue

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

recognition. The revenue associated with brochures that are sold to Representatives is recognized in other revenue and the related cost is recognized in cost of sales in our Consolidated Statements of Operations. We recognize revenue when the Representative obtains control of the brochures, which occurs upon delivery to the Representative. When brochures are given away for free to Representatives as promotional items, the cost is recognized in SG&A expenses in our Consolidated Statements of Operations.

Under our historical accounting, all brochure costs were initially deferred to prepaid expenses and other in our Consolidated Balance Sheets and were charged to SG&A expenses in our Consolidated Statements of Operations over the campaign length. In addition, fees charged to Representatives for brochures were initially deferred and presented as a reduction of prepaid expenses and other in our Consolidated Balance Sheets, and were recorded as a reduction of SG&A expenses in our Consolidated Statements of Operations over the campaign length.

Fulfillment activities and late payment fees - We often charge the Representative for shipping and handling (including order processing) and payment processing activities on the invoice, and such activities are considered to be fulfillment costs. The consideration received represents part of the transaction price in the contract that is allocated to the performance obligations in the contract. We recognize revenue for fulfillment activities in other revenue in our Consolidated Statements of Operations when such services are provided to the Representative. The cost of these activities is recognized in SG&A expenses in our Consolidated Statements of Operations. Late payment fees are recorded in other revenue in our Consolidated Statements of Operations when collected.

Under our historical accounting, revenue for shipping and handling (including order processing) activities was recorded in other revenue in our Consolidated Statements of Operations. However, the revenue for payment processing activities and late payment fees were recognized as a reduction of SG&A expenses in our Consolidated Statements of Operations. The cost of these activities was recognized in SG&A expenses in our Consolidated Statements of Operations.

Impacts on consolidated financial statements

The following tables summarize the impacts of adopting ASC 606 on the Company’s consolidated financial statements for the twelve months ended December 31, 2018:

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Operations	Per consolidated financial statements	Adjustments		Balances excluding the impact of adopting ASC 606
Revenue
Net sales	$5,247.7	$(28.5	)(1)	$5,219.2
Other revenue	323.6	(200.7	)(2)	122.9

Total revenue	5,571.3	(229.2)		5,342.1
Costs and expenses
Cost of sales	2,364.0	(277.4	)(3)	2,086.6
SG&A expenses	2,972.1	60.4	(4)	3,032.5
Operating profit	235.2	(12.2)		223.0
Income before income taxes	108.1	(12.2)		95.9
Income taxes	(129.9)	3.6		(126.3)
Net loss	(21.8)	(8.6)		(30.4)
Net loss attributable to Avon	(19.5)	(8.6)		(28.1)

(1)	Primarily relates to appointment kits, which were reclassified from SG&A, partially offset by the timing of recognition of sales incentives.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(2)	Relates to Representative fees (primarily brochure fees, late payment fees and certain other fees), which were reclassified from SG&A. Brochure fees were also impacted by the timing of recognition.
(3)

Primarily relates to the cost of sales incentives, the cost of brochures paid for by Representatives and the cost of appointment kits, which were reclassified from SG&A. The cost of sales incentives and the cost of brochures were also impacted by the timing of recognition.

(4)

Relates to the cost of sales incentives, which were reclassified to cost of sales and were also impacted by the timing of recognition. This was partially offset by Representative fees, which were reclassified to other revenue, and appointment kits, which were reclassified to net sales and cost of sales.

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Other Comprehensive Income	Per consolidated financial statements	Adjustments	Balances excluding the impact of adopting ASC 606
Net loss	(21.8)	$(8.6)	$(30.4)
Foreign currency translation adjustments	(48.7)	(3.5)	(52.2)
Total other comprehensive loss, net of income taxes	(104.4)	(3.5)	(107.9)
Comprehensive loss	(126.2)	(12.1)	(138.3)

Comprehensive loss attributable to Avon	(123.6)	(12.1)	(135.7)

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Balance Sheets	Per consolidated financial statements	Adjustments		Balances excluding the impact of adopting ASC 606
Accounts receivable, net	349.7	$(8.2	)(1)	$341.5
Inventories	542.0	(42.8	)(2)	499.2
Prepaid expenses and other	272.0	47.8	(2)	319.8
Total current assets	1,762.0	(3.2)		1,758.8
Other assets	603.0	(10.1	)(3)	592.9
Total assets	3,010.0	(13.3)		2,996.7
Liabilities, Series C Convertible Preferred Stock and Shareholders’ Deficit
Other accrued liabilities	451.3	(38.0	)(4)	413.3
Income taxes	15.9	(3.6)		12.3
Total current liabilities	1,496.5	(41.6)		1,454.9
Other liabilities	72.1	(0.7)		71.4
Total liabilities	3,414.7	(42.3)		3,372.4
Retained earnings	2,234.3	32.5	(5)	2,266.8
Accumulated other comprehensive loss	(1,030.4)	(3.5)		(1,033.9)
Total Avon shareholders’ deficit	(904.5)	29.0		(875.5)
Total shareholders’ deficit	(896.8)	29.0		(867.8)
Total liabilities, series C convertible preferred stock and shareholders’ deficit	3,010.0	(13.3)		2,996.7

(1)

Relates to sales returns, which were reclassified from a reduction of accounts receivable to a refund liability (within other accrued liabilities) and a returns asset (within prepaid expenses and other).

(2)

Primarily relates to sales incentives and brochures, both of which were reclassified from prepaid expenses and other to inventories, and were also impacted by the timing of recognition. In addition, prepaid expenses and other was impacted by the timing of recognition of brochures, as well as the reclassification of sales returns (described above).

(3)	Relates to deferred tax assets associated with the cumulative-effect adjustment.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(4)

Primarily relates to the contract liability for sales incentives, which is partially offset by the lower accrual for sales incentives. In addition, other accrued liabilities was impacted by the reclassification of sales returns (described above).

(5)	Relates to the $41.1 cumulative-effect adjustment upon adoption of ASC 606, partially offset by the year-to-date $8.6 net loss adjustment.

	Impact of change in revenue recognition standard
Line items impacted within the Consolidated Statements of Cash Flows	Per consolidated financial statements	Adjustments	Balances excluding the impact of adopting ASC 606
Cash Flows from Operating Activities
Net loss	(21.8)	$(8.6)	$(30.4)
Other	18.5	(3.5)	15.0
Accounts receivable	(102.8)	(.4)	(103.2)
Inventories	(99.6)	3.5	(96.1)
Prepaid expenses and other	(49.3)	3.9	(45.4)
Accounts payable and accrued liabilities	73.1	10.5	83.6
Income and other taxes	63.2	(3.6)	59.6
Noncurrent assets and liabilities	42.8	(1.8)	41.0

ASU 2018-15, Intangibles - Goodwill and Other-Internal - Use Software - Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract

In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software -Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The accounting for the service element of a hosting arrangement that is a service contract is not affected by the amendment. We early adopted ASU 2018-15 effective October 1, 2018, which did not have a material impact on our Consolidated Financial Statements.

ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities to align the hedge accounting model more closely with risk management practices, and to simplify its application. Among other things, the new guidance eliminates the requirement to separately measure and report hedge ineffectiveness. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2018. The new guidance must be adopted using a modified retrospective transition with a cumulative effect adjustment recorded to opening retained earnings as of the initial adoption date. We early adopted ASU 2017-12 effective July 1, 2018, the adoption did not have a material impact on our Consolidated Financial Statements.

ASU 2017-07, Compensation - Retirement Benefits

In March 2017, the FASB issued ASU 2017-07, Compensation - Retirement Benefits. This new guidance requires entities to (1) disaggregate the service cost component from the other components of net periodic benefit costs and present it with other current employee compensation costs in the Consolidated Statements of Operations and (2) present the other components of net periodic benefit costs below operating profit in other expense, net. We adopted this new accounting guidance effective January 1, 2018. The new accounting guidance was applied retrospectively and increased our operating profit for 2017 and 2016 by $8.0 and $1.9 respectively, but had no

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

impact on net loss. The following tables summarize the impacts of adopting ASC 2017-07 on the Company’s consolidated financial statements for the twelve months ended December 31, 2017 and 2016:

	Impact of ASU 2017-07 adoption
Line items impacted within the Consolidated Statements of Operations	Per consolidated financial statements		Impact of adoption			As originally reported
	2017	2016	2017	2016		2017	2016
SG&A expenses	$3,231.0	$3,136.9	$(8.0)	$(1.9	)(4)	$3,239.0	$3,138.8
Operating profit	281.3	323.8	8.0	1.9		273.3	321.9
Other expense, net	34.6	172.9	8.0	1.9		26.6	171.0
Income before income taxes	120.7	31.2	—	—		120.7	31.2

ASU 2017 - 04, Intangibles - Goodwill and other (Topic 350)

In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04 Intangibles - Goodwill and other, which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

ASU 2016-09, Compensation - Stock Compensation

In March 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-09, Compensation - Stock Compensation, which is intended to simplify the accounting for share-based payment transactions. This new guidance changes several aspects of the accounting for share-based payment transactions, including accounting for income taxes, forfeitures and employer-tax withholding requirements. ASU 2016-09 also clarifies the Statements of Cash Flows presentation for certain components of share-based payment awards. We adopted this new accounting guidance in the first quarter of 2017, which did not have a material impact on our Consolidated Financial Statements.

Accounting Standards to be Implemented

ASU 2016-13, Financial Instruments - Credit Losses

In January 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which requires measurement and recognition of expected credit losses for financial assets held. We intend to adopt this new accounting guidance effective January 1, 2020. We have assessed the impact of adopting this standard to reduce long term receivables, within other assets by approximately $2 on January 1, 2020, with an adjustment to retained earnings. The implementation of this standard will not result in additional allowances related to trade accounts receivable.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ASU 2019-12, Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12, Income Taxes, which is intended to simplify the accounting standard and improve the usefulness of information provided in the financial statements. We intend to implement this new accounting guidance effective January 1, 2021, however early adoption is permitted. we are currently assessing the impact this new accounting guidance will have on our financial statements.

NOTE 3. Discontinued Operations and Assets and Liabilities Held for Sale

Discontinued Operations

On December 17, 2015, the Company entered into definitive agreements with affiliates controlled by Cerberus. The agreements resulted in the separation of the Company’s North America business, which represented the Company’s operations in the United States, Canada and Puerto Rico, from the Company into New Avon Company, formerly New Avon, a privately-held company majority-owned and managed by Cerberus NA Investor LLC (an affiliate of Cerberus). The Company retained an investment of 19.9% ownership interest in New Avon. These transactions closed on March 1, 2016; from that date, resolution of contingent liabilities relating to Avon’s ownership and operation of the North America business prior to its separation from the Company into New Avon have been treated as discontinued operations. Refer to the Divestitures section below for information relating to the sale of New Avon.

The Company incurred costs during the year ended December 31, 2019 following the resolution of certain contingent liabilities related to its ownership and operation of the North America business prior to its separation into New Avon. The major classes of financial statement components comprising the loss on discontinued operations, net of tax for New Avon are shown below:

Year Ended December 31, 2019
Selling, general and administrative expenses	$36.6

Operating loss	$(36.6)

Loss from discontinued operations, net of tax	$(36.6)

There were no amounts recorded in discontinued operations for the years ended December 31, 2018 and December 31, 2017.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Assets and Liabilities Held for Sale

The major classes of assets and liabilities comprising held for sale assets and Held for sale liabilities on the Consolidated Balance Sheet as of December 31, 2019 and December 31, 2018 are shown in the following table.

	Year ended December 31,
	2019	2018
Current held for sale assets
Inventories	$—	$8.7
Property, Plant & Equipment (net)	22.6	52.0
Cash and cash equivalents	—	3.7
Other assets	—	1.2

	$22.6	$65.6

Current held for sale liabilities
Accounts payable	$—	$8.6
Other liabilities	—	2.8

	$—	$11.4

During 2019, the Company, in line with the Open Up Avon strategy, identified five properties to be sold which met the held for sale criteria under ASC 360 as of December 31, 2019. The Company expects to close these transactions within a year.

Divestitures

Rye Office

On June 26, 2019, we completed the sale of the Rye office for a selling price of $23.2, less expenses of approximately $0.8, resulting in proceeds of $22.4. These proceeds are presented as investing activities in the Consolidated Statement of Cash Flows.

In the second quarter of 2019, we recorded a gain on sale of $9.9 before and after tax, which is reported separately in the Consolidated Statements of Operations. The gain recorded represents the difference between the proceeds and the carrying value of the Rye office on the date of sale. During the first quarter of 2019, we refined the calculation for the held for sale assets which gave rise to an additional $.2 in assets.

Malaysia Maximin

On May 9, 2019, we completed the sale of all of our equity interests in Malaysia Maximin for a total selling price of $7.8. The cash proceeds of $7.6, net of expenses, are presented within investing activities in the Consolidated Statement of Cash Flows.

In the second quarter of 2019, we recorded a gain on sale of $3.3 before tax, which is reported separately in the Consolidated Statements of Operations, and $3.0 after tax. The gain recorded represents the difference between the proceeds and the carrying value of Malaysia Maximin on the date of sale. During the second quarter of 2019, we refined the calculation for the held for sale assets which gave rise to an additional $1.4 in assets.

China manufacturing

On February 15, 2019, we completed the sale to TheFaceShop Co., Ltd., an affiliate of LG Household & Health Care Ltd. (“TheFaceShop”), of all of the equity interests in Avon Manufacturing (Guangzhou), Ltd. for a total

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

selling price of $71.0, less expenses of approximately $1.1. The selling price included $23.5 relating to outstanding intercompany loans payable to Avon Manufacturing (Guangzhou), Ltd. from other Avon subsidiaries that was presented as financing activities in the Consolidated Statement of Cash Flows, this was subsequently settled in April 2019. The cash proceeds of $46.4, net of loan amounts, are presented as investing activities in the Consolidated Statement of Cash Flows, which includes $7.6 of restricted cash as of December 31, 2019.

In the first quarter of 2019, we recorded a gain on sale of $10.3 before tax, which is reported separately in the Consolidated Statements of Operations, and $8.2 after tax, representing the difference between the proceeds, including the settlement of the intercompany loans, and the carrying value of Avon Manufacturing (Guangzhou), Ltd. on the date of sale.

New Avon

In April 2019, we signed an agreement with LG Household & Health Care Ltd. to sell our 19.9% ownership interest in New Avon. During August 2019, we completed the sale of New Avon for a selling price of $24.5. Expenses were approximately $1.1, resulting in cash proceeds of $23.4. These proceeds are presented as investing activities in the Consolidated Statement of Cash Flows.

In the third quarter of 2019, we recorded a gain on sale of $26.8 before and after tax, which is reported in the Consolidated Statements of Operations as Gain on sale of business/asset. The gain recorded represents the total proceeds and the release of AOCI of $3.4.

Our recorded investment balance in New Avon at December 31, 2019 and December 31, 2018 was zero.

NOTE 4. Investment in New Avon

In connection with the separation of the Company’s North America business, which closed on March 1, 2016, the Company retained a 19.9% ownership interest in New Avon, a privately-held company that is majority-owned and managed by an affiliate of Cerberus. In April 2019, Avon and Cerberus signed an agreement with LG Household & Health Care Ltd. for the sale of New Avon, including our 19.9% ownership interest. In April 2019, Avon and Cerberus signed an agreement with LG Household & Health Care Ltd. for the sale of New Avon, including our 19.9% ownership interest. This transaction closed on August 14, 2019. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale, for additional information.

Since March 1, 2016, the Company had accounted for its ownership interest in New Avon using the equity method of accounting, which resulted in the Company recognizing its proportionate share of New Avon’s income or loss and other comprehensive income or loss. Our recorded investment balance in New Avon at August 14, 2019 and December 31, 2018 was zero.

During the year ended December 31, 2017, the Company’s proportionate share of the losses of New Avon was $20.2, of which $11.5 was recorded within other expense, net. In addition, during the third quarter of 2017, the Company received a cash distribution of $22.0 from New Avon, which reduced our recorded investment balance in New Avon. During the third quarter of 2017, we recorded only $1.7 of the Company’s proportionate share of the losses in New Avon, as this reduced our recorded investment balance in New Avon to zero. As a result, we did not record our proportionate share of New Avon’s losses from the fourth quarter of 2017 onwards. In addition, the Company’s proportionate share of the post-separation other comprehensive income of New Avon was benefits of $.1 during the year ended December 31, 2017, and was recorded within other comprehensive income (loss).

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company also recorded an additional loss of $.5 within other expense, net and a benefit of $1.1 within other comprehensive income (loss), during the year ended December 31, 2017, primarily associated with purchase accounting adjustments reported by New Avon.

NOTE 5. Related Party Transactions

The following tables present the related party transactions with New Avon, affiliates of Cerberus and the Instituto Avon in Brazil. There are no other related party transactions. On August 14, 2019, we sold our investment in New Avon to LG Household & Health Care Ltd. Upon completion of the sale, New Avon is no longer a related party, for the purposes of this disclosure, transactions with New Avon during the period it was a related party have been disclosed. See Note 3, Discontinued Operation and Assets and Liabilities Held for Sale, to the Consolidated Financial Statements contained herein, for further details.

	Year Ended December 31,	Year Ended December 31,
	2019	2018
Statement of Operations Data
Revenue from sale of product to New Avon(1)	$12.0	$25.7
Gross profit from sale of product to New Avon(1)	$0.2	$1.6
Cost of sales for purchases from New Avon(2)	$2.1	$2.9

SG&A expenses:
Transition services, intellectual property, research and development and subleases(3)	$(0.5)	$(5.9)
Project management team(4)	4.0	1.2

Net increase, (reduction) of SG&A expenses	$3.5	$(4.7)

Interest income from Instituto Avon(5)	$.2	$.1

	December 31, 2019	December 31, 2018
Balance Sheet Data
Inventories(6)	N/A	$.3
Receivables due from New Avon(6)	N/A	$7.0
Receivables due from Instituto Avon(5)	$2.1	$3.2
Payables due to New Avon(6)	N/A	$.2
Payables due to an affiliate of Cerberus(7)	$2.1	$.6

(1)

The Company supplies product to New Avon as part of a manufacturing and supply agreement. On August 14, 2019, the Company sold it’s investment in New Avon to LG Household & Health Care Ltd.; from this point New Avon is no longer a related party. Transactions entered into with New Avon for the period it was a related party in 2019 and the twelve month period ended December 31, 2018 have been disclosed above.

(2)

New Avon supplies products to the Company as part of the same manufacturing and supply agreement discussed in footnote (1) above. The Company purchased $1.6 and $2.8 from New Avon associated with this agreement during the years ended December 31, 2019 and 2018, respectively, and recorded $2.1 and $2.9 associated with these purchases within cost of sales during the years ended December 31, 2019 and 2018, respectively. On August 14, 2019, the Company sold its investment in New Avon to LG Household & Health Care Ltd; from this point New Avon is no longer a related party. Transactions entered into with New Avon for the period it was a related party in 2019 and the twelve month period ended December 31, 2018 have been disclosed above.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3)

The Company also entered into a transition services agreement to provide certain services to New Avon, which expired on October 31, 2018, as well as an intellectual property license agreement, an agreement for technical support and innovation and subleases for office space. In addition, New Avon performed certain services for the Company under a similar transition services agreement which expired during the third quarter of 2017. The Company recorded a net $0.5 and $5.9 reduction of SG&A expenses associated with these agreements during the years ended December 31, 2019 and 2018, respectively, which generally represents a recovery of the related costs.

(4)

The Company also entered into agreements with an affiliate of Cerberus, which provide for the secondment of Cerberus affiliate personnel to the Company’s project management team responsible for assisting with the execution of the transformation plan (the “Transformation Plan”) announced in January 2016 and Open Up Avon strategy (“Open Up Avon”) announced in September 2018. The Company recorded $4.0 and $1.2 in SG&A expenses associated with these agreements during the years ended December 31, 2019 and 2018, respectively. See Note 17, Restructuring Initiatives for additional information related to the Transformation Plan and Open Up Avon.

(5)

During the second quarter of 2018, the Company entered into an agreement to loan the Instituto Avon, an independent non-government charitable organization in Brazil, R$12 million (Brazilian real) for an unsecured 5-year term at a fixed interest rate of 7% per annum, to be paid back in five equal annual installments. The Instituto Avon was created by an Avon subsidiary in Brazil, with the board and executive team comprised of Avon Brazil management. The purpose of the loan was to provide the Instituto Avon with the means to donate funds to Fundação Pio XII (a leading cancer prevention and treatment organization in Brazil and owner of the Hospital do Câncer de Barretos), in order to invest in equipment with the objective of expanding breast cancer prevention and treatment. During the period ended December 31, 2019, Institutio Avon repaid $1 million of the loan.

(6)

On August 14, 2019, the Company sold its investment in New Avon to LG Household & Health Care Ltd.; from this point New Avon is no longer a related party. Therefore at December 31, 2019, we did not have any related party balances with New Avon.

(7)	The payables due to an affiliate of Cerberus relate to the agreement for the project management team and were classified within other accrued liabilities in our Consolidated Balance Sheets.

In addition, the Company also issued standby letters of credit to the lessors of certain equipment, a lease for which was transferred to New Avon in connection with the separation of the Company’s North America business. The initial liability for the estimated value of such standby letters of credit was $2.1, which was included in the additional loss on sale of the North America business recognized in loss from discontinued operations, net of tax in our Consolidated Statements of Operations during the year ended December 31, 2016. At December 31, 2019 and 2018, the Company had a liability of $0.4 and $1.4, respectively, for the estimated value of such standby letters of credit. The reduction of this estimated liability of $1.0 during the years ended December 31, 2019 and 2018 was recognized in other expense, net in our Consolidated Statements of Operations.

See Note 18, Series C Convertible Preferred Stock, for discussion of preferred shares issued to Cleveland Apple Investor L.P. (“Cerberus Investor”) (an affiliate of Cerberus).

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6. Revenue

Disaggregation of revenue

In the following tables, revenue is disaggregated by product or service type. All revenue is recognized at a point in time, when control of a product is transferred to a customer:

	Twelve Months Ended December 31, 2019
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	$552.7	$512.7	$187.2	$118.8	$1,371.4	$—	$1,371.4
Fragrance	562.6	415.8	188.9	77.3	1,244.6	—	1,244.6
Color	335.3	259.3	80.7	46.3	721.6	—	721.6

Total Beauty	1,450.6	1,187.8	456.8	242.4	3,337.6	—	3,337.6

Fashion & Home:
Fashion	222.2	154.0	81.0	161.6	618.8	—	618.8
Home	35.7	234.6	173.7	26.0	470.0	—	470.0

Total Fashion & Home	257.9	388.6	254.7	187.6	1,088.8	—	1,088.8

Certain Brazil indirect taxes*	—	67.7	—	—	67.7	—	67.7

Net sales	1,708.5	1,644.1	711.5	430.0	4,494.1	—	4,494.1

Representative fees	84.7	112.9	39.8	6.8	244.2	—	—
Other	0.9	5.7	—	0.1	6.7	18.2	24.9

Other revenue	85.6	118.6	39.8	6.9	250.9	18.2	269.1

Total revenue	$1,794.1	$1,762.7	$751.3	$436.9	$4,745.0	$18.2	$4,763.2

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Twelve Months Ended December 31, 2018
	Reportable segments
	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Total reportable segments	Other operating segments and business activities	Total
Beauty:
Skincare	$619.2	$564.3	$166.9	$124.3	$1,474.7	$6.4	$1,481.1
Fragrance	636.6	483.9	218.1	89.5	1,428.1	2.9	1,431.0
Color	398.7	310.7	81.8	54.1	845.3	4.8	850.1

Total Beauty	1,654.5	1,358.9	466.8	267.9	3,748.1	14.1	3,762.2

Fashion & Home:
Fashion	298.0	190.6	94.4	167.8	750.8	3.0	753.8
Home	45.3	283.4	204.2	28.4	561.3	2.0	563.3

Total Fashion & Home	343.3	474.0	298.6	196.2	1,312.1	5.0	1,317.1

Brazil IPI tax release**	—	168.4	—	—	168.4	—	168.4

Net sales	1,997.8	2,001.3	765.4	464.1	5,228.6	19.1	5,247.7

Representative fees	95.3	135.7	43.9	6.5	281.4	2.0	283.4
Other	0.7	9.9	—	0.2	10.8	29.4	40.2

Other revenue	96.0	145.6	43.9	6.7	292.2	31.4	323.6

Total revenue	$2,093.8	$2,146.9	$809.3	$470.8	$5,520.8	$50.5	$5,571.3

*

2019 includes the impact of certain Brazil indirect taxes which was recorded in product sales of approximately $68, in our Consolidated Income Statements. See Note 21 Supplemental Balance Sheet Information, to the Consolidated Financial Statements contained herein for further information.

**

2018 includes the impact of the Brazil IPI, which was recorded in product sales of approximately $168, in our Consolidated Income Statements. See Note 19, Contingencies, to the Consolidated Financial Statements contained herein for further information.

Contract balances

The timing of revenue recognition generally is different from the timing of a promise made to a Representative. As a result, we have contract liabilities, which primarily relate to the advance consideration received from Representatives prior to transfer of the related good or service for material rights, such as loyalty points and status programs, and are primarily classified within other accrued liabilities (with the long-term portion in other liabilities) in our Consolidated Balance Sheets.

Generally, we record accounts receivable when we invoice a Representative. In addition, we record an estimate of an allowance for doubtful accounts on receivable balances based on an analysis of historical data and current circumstances, including seasonality and changing trends. The allowance for doubtful accounts is reviewed for adequacy, at a minimum, on a quarterly basis. We generally have no detailed information concerning, or any communication with, any ultimate consumer of our products beyond the Representative. We have no legal recourse against the ultimate consumer for the collection of any accounts receivable balances due from the Representative to us. If the financial condition of the Representatives were to deteriorate, resulting in their inability to make payments, additional allowances may be required.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table provides information about receivables and contract liabilities from contracts with customers at December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Accounts receivable, net of allowances of $66.6 and $93.0	$280.2	$349.7
Contract liabilities	$51.0	$84.4

The contract liability balances relate to certain material rights (loyalty points, status program and prospective discounts). During the twelve months ended December 31, 2019, we recognized $69.5 of revenue related to the contract liability balance at December 31, 2018, as the result of performance obligations satisfied. In addition, we deferred an additional $36.6 related to certain material rights granted during the period, for which the performance obligations are not yet satisfied. Of the amount deferred during the period, substantially all will be recognized within a year, with the significant majority to be captured within a quarter. The remaining movement in the contract liability balance is attributable to foreign exchange differences arising on the translation of the balance as at December 31, 2019 as compared with December 31, 2018.

Contract costs

Incremental costs to obtain contracts, such as bonuses or commissions, are recognized as an asset if the entity expects to recover them. However, ASC 340-40, Other Assets and Deferred Costs, offers a practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. We elected the practical expedient and expense costs to obtain contracts when incurred because our amortization period is one year or less.

Costs to fulfill contracts with Representatives are comprised of shipping and handling (including order processing) and payment processing services, which are expensed as incurred. The fees for these services are included in the transaction price.

NOTE 7. Inventories

Inventories at December 31 consisted of the following:

	2019	2018
Raw materials	$130.6	$157.8
Finished goods	321.7	384.2

Total	$452.3	$542.0

These amounts are net of the allowance for inventory obsolescence, and include the impact of an incremental one-off inventory obsolescence expense of $88 recognized at December 31, 2018, resulting from the structural reset of inventory announced in January 2019.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8. Debt and Other Financing

Debt

Debt at December 31 consisted of the following:

	2019	2018
Debt maturing within one year:
Short term debt	$1.8	$8.8
Current portion of long-term debt	—	3.2

Total	$1.8	$12.0

Long-term debt:
Finance lease liabilities	1.4	—
4.60% Notes, due March 2020	—	386.4
6.50% Senior Secured Notes, due August 2022	392.6	—
7.875% Senior Secured Notes, due August 2022	495.8	494.2
5.00% Notes, due March 2023	459.3	458.5
Other debt, payable through 2025	—	4.6
6.95% Notes, due March 2043	241.3	241.1

Total	1,590.4	1,584.8
Less current portion	—	(3.2)

Total long-term debt	$1,590.4	$1,581.6

The carrying value of debt maturing within one year and long-term debt is presented net of debt issuance costs and includes any related discount or premium and unamortized deferred gains on terminated interest-rate swap arrangements, as applicable.

Notes payable included short-term borrowings of international subsidiaries.

Unsecured Notes

In March 2013, we issued, in a public offering, $250.0 principal amount of 2.375% Notes due March 15, 2016 (the “2.375% Notes”), $500.0 principal amount of 4.60% Notes due March 15, 2020 (the “4.60% Notes”), $500.0 principal amount of 5.00% Notes due March 15, 2023 (the “5.00% Notes”) and $250.0 principal amount of 6.95% Notes due March 15, 2043 (the “6.95% Notes”) (collectively, the “2013 Notes”). In March 2008, we issued $350.0 principal amount of 6.50% Notes due March 1, 2019 (the “6.50% Notes”). Interest on the 2013 Notes is payable semi-annually on March 15 and September 15 of each year, and interest on the 6.50% Notes is payable semi-annually on March 1 and September 1 of each year. The indenture governing the 2013 Notes contains interest rate adjustment provisions depending on the long-term credit ratings assigned to the 2013 Notes with S&P and Moody’s. As described in the indenture, the interest rates on the 2013 Notes increase by .25% for each one-notch downgrade below investment grade on each of our long-term credit ratings assigned to the 2013 Notes by S&P or Moody’s. These adjustments are limited to a total increase of 2% above the respective interest rates in effect on the date of issuance of the 2013 Notes. As a result of the long-term credit rating downgrades by S&P and Moody’s since issuance of the 2013 Notes, the interest rates on these notes have increased by the maximum allowable increase.

In August 2016, we completed cash tender offers which resulted in a reduction of principal of $108.6 of our 5.75% Notes due March 1, 2018 (the “5.75% Notes”), $73.8 of our 4.20% Notes due July 15, 2018 (the “4.20% Notes”), $68.1 of our 6.50% Notes and $50.1 of our 4.60% Notes.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In October 2016, we repurchased $44.0 of our 6.50% Notes, $44.0 of our 4.20% Notes, $40.0 of our 4.60% Notes and $35.2 of our 5.75% Notes. The aggregate repurchase price was equal to the principal amount of the notes, plus a premium of $6.2 and accrued interest of $1.1.

In December 2016, we repurchased $11.1 of our 5.00% Notes and $6.2 of our 6.95% Notes, and the aggregate repurchase price was equal to the principal amount of the notes, less a discount received of $1.3 and plus accrued interest of $.3.

In June 2018, we prepaid the remaining principal amount of our 6.50% Notes. The prepayment price was equal to the remaining principal amount of $237.8, plus a make-whole premium of $6.2 and accrued interest of $4.6. In connection with the prepayment, we incurred a loss on extinguishment of debt of $2.9 before tax in the second quarter of 2018 consisting of the $6.2 make-whole premium, and the write-off of $.3 of debt issuance costs and discounts related to the initial issuances of the notes that were prepaid, partially offset by a write off of a deferred gain of $3.6 associated with the March 2012 interest-rate swap agreement termination (see Note 11, Financial Instruments and Risk Management).

In the fourth quarter of 2018, we repurchased $23.0 of our 4.60% Notes and $27.0 of our 5.00% Notes. The aggregate repurchase price was equal to the principal amount of the notes, less a discount received of $2.4 and accrued interest of $.7. In connection with these repurchases of debt, we incurred a gain on extinguishment of debt of $2.1 before tax in the fourth quarter of 2018 consisting of the $2.4 discount received for the repurchases, partially offset by $0.3 for the write-off of debt issuance costs and discounts related to the initial issuance of the notes that were repurchased.

In July 2019, we repurchased $274.8 of our 4.60% Notes by way of a tender offer. The aggregate repurchase price was equal to the principal amount of $274.8 less a discount received of $0.6, plus an early tender premium of $8.2 and accrued interest of $5.4. In December 2019, we prepaid the remaining principal amount of our 4.6% Notes. The prepayment price was equal to the remaining principal amount of $112.2, plus a make-whole premium of $1.4 and accrued interest of $1.7. In connection with these repurchases of debt, we incurred a loss on extinguishment of debt of $8.1 before tax in the third quarter and $1.5 before tax in the fourth quarter of 2019.

At December 31, 2019 and 2018, the carrying values of our unsecured notes were comprised of the following:

	2019				2018
	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total
4.60% Notes, due March 2020	—	—	—	—	387.0	(.1)	(.5)	386.4
5.00% Notes, due March 2023	461.9	(1.5)	(1.1)	459.3	461.9	(1.9)	(1.5)	458.5
6.95% Notes, due March 2043	243.9	(.5)	(2.1)	241.3	243.9	(.6)	(2.2)	241.1

The indentures governing our outstanding notes described above contain certain customary covenants, customary events of default, cross-default provisions and change in control provisions. In July and September 2019, bondholder consents for the 5% Notes and the 6.95% Notes, respectively, were obtained to amend the definition of “change of control” to permit the acquisition of Avon by Natura. No repayment of notes was triggered by the Transaction with Natura &Co.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Senior Secured Notes

In August 2016, Avon International Operations, Inc. (“AIO”), a wholly-owned domestic subsidiary of the Company, issued, in a private placement exempt from registration under the Securities Act of 1933, as amended, $500.0 in aggregate principal amount of 7.875% Senior Secured Notes, which will mature on August 15, 2022 (the “2016 Notes”). Interest on our 2016 Notes is payable semi-annually on February 15 and August 15 of each year. This represents the total debt for AIO at December 31, 2019 and 2018.

In July 2019, Avon International Capital, p.l.c. (“AIC”), a wholly-owned foreign subsidiary of the Company, issued, in a private placement exempt from registration under the Securities Act of 1933, as amended, $400.0 in aggregate principal amount of 6.5% Senior Secured Notes, which will mature on August 15, 2022 (the “2019 Notes”). Interest on the 2019 Notes is payable semi-annually on February 15 and August 15 of each year. The 2019 Notes are listed on The International Stock Exchange. This represents the total debt for AIC at December 31, 2019. AIC was incorporated in January 2019 and therefore there is no 2018 comparison.

All obligations of AIO and AIC under our Senior Secured Notes are unconditionally guaranteed by the Company, AIO and each other material US or English restricted subsidiary of the Company (collectively, the “Obligors”), in each case, subject to certain exceptions. The obligations of the Obligors are secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

The AIO and AIC indentures governing our Senior Secured Notes contains certain customary covenants and restrictions, customary events of default, cross-default provisions and change in control provisions. The indentures also contain a covenant requiring AIO and its restricted subsidiaries to, at the end of each year, own at least a certain percentage of the total assets of API and its restricted subsidiaries, subject to certain qualifications.

See Note 24, Subsequent Events, of our Annual Report for more information on change in control involving Avon. No repayment of notes was triggered by the Transaction with Natura &Co.

At December 31, 2019 and 2018, the carrying values of our senior secured notes were comprised of the following:

	2019				2018
	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total	Remaining Principal	Unamortized Discounts	Unamortized Debt Issuance Costs	Total
6.50% Senior Secured Notes, due August 2022	400.0	(7.4)	—	392.6	—	—	—	—
7.875% Senior Secured Notes, due August 2022	500.0	(4.2)	—	495.8	500.0	(5.8)	—	494.2

Maturities of Long-Term Debt

Annual maturities of long-term debt, which includes our notes and capital leases outstanding at December 31, 2019, are as follows:

	2020	2021	2022	2023	2024	2024 and Beyond	Total
Maturities	$—	$0.9	$900.6	$462.0	$—	$243.8	$1,607.3

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other Financing

Revolving Credit Facility

In June 2015, Avon International Operations, Inc. (“AIO”), a wholly-owned domestic subsidiary of the Company, entered into a five-year $400.0 senior secured revolving credit facility (the “2015 facility”). As of December 31, 2019, there were no amounts outstanding under the 2015 facility.

In February 2019, AIC, a wholly-owned foreign subsidiary of the Company, entered into a three-year €200.0 senior secured revolving credit facility (the “2019 facility”). As of December 31, 2019 this amounted to $224. The 2019 facility replaced the 2015 facility and the 2015 facility was terminated at such time. Borrowings under the 2019 facility bear interest at our option, at a rate per annum, equal to either LIBOR or EURIBOR (for any loan in euros) plus 225 basis points, in each case subject to adjustment based upon a leveraged-based pricing grid. The 2019 facility was available for general corporate and working capital purposes.

In the first quarter of 2019, $2.0 was recorded for the write-off of unamortized issuance costs related to the 2015 revolving credit facility. In the first quarter of 2019, the Company capitalized $11.0 of issue costs relating to the new revolving credit facility; the cash outflow is presented in other financing activities within the Consolidated Statement of Cash Flows. As of December 31, 2019, there were no amounts outstanding under the 2019 facility and on January 3, 2020, the facility was automatically cancelled upon change of control, and as a result $7.8 was of unamortized issuance costs were written off, see Note 23, Agreement and Plan of Mergers with Natura Cosméticos S.A., to the Consolidated Financial Statements included herein.

The amount of the facility available to be drawn down on is reduced by any standby letters of credit granted by an obligor, which, as of December 31, 2019, was approximately $22. As of December 31, 2019, based on then applicable exchange rates, the entire amount of the remaining 2019 facility, which is approximately €180 million, could have been drawn down without violating any covenant.

All obligations of AIC under the 2019 facility were unconditionally guaranteed by the Obligors, in each case, subject to certain exceptions. The obligations of the Obligors were secured by first priority liens on and security interests in substantially all of the assets of the Obligors, in each case, subject to certain exceptions.

The 2019 facility contained affirmative and negative covenants, which are customary for secured financings of this type, as well as financial covenants (interest coverage and total leverage ratios).

Letters of Credit

At December 31, 2019 and December 31, 2018, we also had letters of credit outstanding under our revolving credit facility totaling $22.2 and $29.4, respectively. The balances at December 31, 2019 and 2018 primarily relate to letters of credit issued to lessors of certain equipment, a lease which was transferred to New Avon in connection with the separation of the Company’s North America business. The balances at December 31, 2019 and December 31, 2018 also include letters of credit which guarantee various insurance activities.

Long-Term Credit Ratings

Our long-term credit ratings are: Moody’s ratings of Negative Outlook with B1 for corporate family debt, B3 for senior unsecured debt, and Ba1 for our Senior Secured Notes; S&P ratings of Stable Outlook with B+ for corporate family debt and senior unsecured debt and BB for our Senior Secured Notes; and Fitch rating of Positive Outlook with B+, each of which are below investment grade.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

However, our credit ratings remain below investment grade which may impact our ability to access such transactions on favorable terms.

NOTE 9. Accumulated Other Comprehensive Income (Loss)

The tables below present the changes in AOCI by component and the reclassifications out of AOCI during 2019 and 2018:

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2018	$(936.2)	$0.5	$(4.3)	$(93.8)	$3.4	$(1,030.4)
Other comprehensive (loss) other than reclassifications	(6.5)	(2.4)	—	(8.0)	—	(16.9)
Reclassifications into earnings:
Derivative loss on cash flow hedges, net of tax of $0	—	1.3	—	—	—	1.3
Amortization of net actuarial loss and prior service cost, net of tax of $0.4(1)	—	—	—	9.4	—	9.4
Sale of New Avon	—		—	—	(3.4)	(3.4)

Total reclassifications into earnings	—	1.3	—	9.4	(3.4)	7.3

Balance at December 31, 2019	$(942.7)	$(0.6)	$(4.3)	$(92.4)	$—	$(1,040.0)

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Net Investment Hedges	Pension and Postretirement Benefits	Investment in New Avon	Total
Balance at December 31, 2017	$(829.6)	$—	$(4.3)	$(95.7)	$3.4	$(926.2)
Other comprehensive (loss) income other than reclassifications	(106.6)	.5	—	(8.6)	—	(114.7)
Reclassifications into earnings:
Derivative gains on cash flow hedges, net of tax of $0	—	—	—	—	—	—
Amortization of net actuarial loss and prior service cost, net of tax of $0.6(1)	—	—	—	10.5	—	10.5

Total reclassifications into earnings	—		—	10.5	—	10.5

Balance at December 31, 2018	$(936.2)	$0.5	$(4.3)	$(93.8)	$3.4	$(1,030.4)

(1)	Gross amount reclassified to other expense, net, and related taxes reclassified to income taxes.

A foreign exchange net gain of $.8 for 2019, a net loss of $6.9 for 2018, and a net gain of $16.3 for 2017, resulting from the translation of actuarial losses and prior service cost recorded in AOCI, are included in changes in foreign currency translation adjustments in our Consolidated Statements of Comprehensive Income (Loss).

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10. Income Taxes

Income from continuing operations, before taxes for the years ended December 31 was as follows:

	2019	2018	2017
United States	$(108.3)	$39.3	$(147.6)
Foreign	246.7	68.8	268.3

Total	$138.4	$108.1	$120.7

The provision for income taxes for the years ended December 31 was as follows:

	2019	2018	2017
Federal:
Current	$(9.0)	$(6.1)	$—
Deferred	8.5	3.7	(34.0)

Total Federal	(0.5)	(2.4)	(34.0)

Foreign:
Current	79.0	182.3	130.6
Deferred	28.9	(53.0)	3.8

Total Foreign	107.9	129.3	134.4

State and Local:
Current	(4.3)	3.0	.3
Deferred	—	—	—

Total State and other	(4.3)	3.0	.3

Total	$103.1	$129.9	$100.7

The continuing operations effective tax rate for the years ended December 31 was as follows:

	2019	2018	2017
Statutory federal rate	21.0%	21.0%	35.0%
State and local taxes, net of federal tax benefit	(2.7)	2.2	.2
U.S. Tax Reform	—	—	(24.7)
Tax on foreign income	62.1	(16.2)	6.0
Tax on uncertain tax positions - Brazil	8.1	67.4	—
Tax on uncertain tax positions - Rest of World	8.5	8.5	(3.6)
Reorganizations	185.6	(91.3)	—
Net change in valuation allowances	(208.0)	128.3	62.4
Imputed royalties and associated non-deductible expenses	—	.6	9.5
Research credits	(.9)	(1.3)	(1.3)
Other	.8	1.0	(.1)

Effective tax rate	74.5%	120.2%	83.4%

In 2019, as a result of continued business model changes related to the move of the Company’s headquarters from the US to the UK, the Company recognized one time tax charges of $256.9 reflected in the “Reorganizations” line above associated primarily with the rationalization and re-alignment of the Company’s

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

legal entity structure which resulted in the use of approximately $256.9 of Foreign Tax Credits, deferred tax assets and other tax attributes.

In 2019, the Net Change in Valuation Allowances line in the rate reconciliation above includes: 1) $232.5 of decreases to the Valuation Allowances primarily associated with the utilization of Foreign Tax Credits and deferred tax assets offsetting the one-time tax charges of $256.9 noted in the “Reorganizations” line above; and 2) $66.5 of decreases due to a tax rate change offsetting equivalent and associated write-offs of deferred tax assets reflected in the “Tax on Foreign Income” line above.

In 2018, as a result of continued business model changes related to the move of the Company’s headquarters from the US to the UK, the Company recognized one-time tax benefits of $98.7 reflected in the “Reorganizations” line above associated primarily with the: rationalization and re-alignment of the Company’s legal entity structure, the ownership transfer of certain operational assets within the consolidated group and the tax benefit associated with the Foreign Derived Intangible Income provisions of the Tax Cuts and Jobs Act in the U.S.

In 2018, the Net Change in Valuation Allowances line in the rate reconciliation above includes $138.6 of increases to the Valuation Allowances primarily associated with Deferred Tax Assets generated in 2018. Reductions to Valuation Allowances of $93.0 were reflected in other captions of the rate reconciliation net of the associated Deferred Tax Assets which were expensed or written off during 2018 as follows: $57.2 for excess tax basis in deconsolidated subsidiaries that was re-allocated against investments in consolidated subsidiaries, $15.3 for reduction of future tax benefits anticipated for state deferred tax assets, $11.7 of other Deferred Tax Assets and a reduction of $8.8 of Deferred Tax Assets associated with the repatriation of earnings from consolidated subsidiaries.

In 2017, as a result of the enactment of the Tax Cuts and Jobs Act in the U.S., the Company recognized a net income tax benefit of $29.9 associated with the following items which are reflected in the “U.S. Tax Reform” line above: $33.5 for a valuation allowance release associated with minimum tax credits which can be utilized and/or refunded in the future and $3.6 for an uncertain tax position for potential withholding taxes on the repatriation of unremitted earnings. In addition, there was no impact on our financial position or results associated with each of the following: a write-off of deferred tax assets and their associated valuation allowance of $161.4 due to the rate change from 35% to 21%; a reversal of deferred tax liabilities and recording of a valuation allowance of $66.7 associated with unremitted earnings; establishment of deferred tax assets for other miscellaneous withholding tax items and their associated valuation allowance of $5.5; and a one-time tax on offshore earnings and the associated utilization of foreign tax credits of $2.9.

Included in the net change in valuation allowance noted above for 2017, we released valuation allowances of $25.5 associated with a number of markets in Europe, Middle East & Africa as a result of a business model change related to the move of the Company’s headquarters from the U.S. to the UK.

Given the timing of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, the SEC issued guidance under SAB 118 directing taxpayers to consider the impact of the new legislation as “provisional” when it does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete its accounting for the effects resulting from the change in law. As of December 22, 2017, except for the impact of remeasuring our deferred tax assets at the 21% rate, we accounted for all other impacts of the new legislation, including but not limited to effects on existing deferred taxes and valuation allowances, a one-time tax on offshore earnings, potential changes to and impact of our indefinite reinvestment assertion, and the measurement of deferred taxes on foreign unremitted earnings, on a provisional basis on our financial statements. The amounts reported at that time represented our best estimate given the data we had available and based on our

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

interpretation of the U.S. legislation. During 2018, the U.S. Treasury issued various guidance on the application of certain provisions that may impact our calculations. As of December 31, 2018, the Company completed its accounting for the impact of the Tax Cuts and Jobs Act including any necessary adjustments to the “provisional” amounts previously recorded. The recording of the additional adjustments had no material impact on our financial position or results.

Deferred tax assets (liabilities) at December 31 consisted of the following:

	2019	2018
Deferred tax assets:
Tax loss and deduction carryforwards	$2,111.5	$2,144.3
Tax credit carryforwards	658.3	830.5
All other future deductions	485.5	560.8
Valuation allowance	(2,960.0)	(3,257.5)

Total deferred tax assets	295.3	278.1

Deferred tax liabilities	$(142.2)	$(85.1)

Net deferred tax assets	$153.1	$193.0

Deferred tax assets (liabilities) at December 31 were classified as follows:

	2019	2018
Deferred tax assets:
Other assets	$161.2	$212.6

Total deferred tax assets	161.2	212.6

Deferred tax liabilities:
Long-term income taxes	$(8.1)	$(19.6)

Total deferred tax liabilities	(8.1)	(19.6)

Net deferred tax assets	$153.1	$193.0

During 2019, the Company recorded a net decrease to its valuation allowance of $297.5 primarily related to the usage of certain tax credits and other tax attributes associated with rationalization and re-alignment of the Company’s legal entity structure, change in applicable tax rates and the expiration of other tax attribute carryforwards, both credit and loss carryforwards. In the future, the Company will continue to evaluate whether its financial results will allow for the valuation allowances to be released. Release of the valuation allowance in the future would occur when the deferred tax assets associated with the valuation allowance are determined to be more likely than not of being realized.

At December 31, 2019, the valuation allowance primarily represents amounts for substantially all U.S. deferred tax assets, certain foreign tax loss carryforwards and certain other foreign deferred tax assets. The recognition of deferred tax assets was based on the evaluation of current and estimated future profitability of the operations, reversal of deferred tax liabilities and the likelihood of utilizing tax credit and/or loss carryforwards. Tax planning strategies were also considered and evaluated as support for the realization of deferred tax assets. Where these sources of income existed along with sufficient positive evidence that indicated it was more likely than not that such sources of income could be relied upon, then the deferred tax assets were not reduced by a valuation allowance.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2019, exclusive of ASU 2013-11 reductions, we had recognized deferred tax assets of $670.3 relating to tax credit carryforwards (U.S. foreign tax credits, minimum tax credits, research and experimentation credits and other tax credits) for which a valuation allowance of $649.5 has been provided and for which $11.9 has also been offset in accordance with ASU2013-11. The tax credit carryforwards consist of U.S. foreign tax credits of $629.5 which are subject to expiration between 2022 and 2027; U.S. research and experimentation credits of $21.6 which are subject to expiration between 2027 and 2039 U.S. minimum tax credits of $8.9 which are not subject to expiration; and other tax credits of $10.3 which are subject to expiration between 2020 and 2034.

At December 31, 2019, exclusive of ASU 2013-11 reductions, we had recognized deferred tax assets of $2,136.5 relating to foreign and state tax loss carryforwards for which a valuation allowance of $2,018.6 has been provided and for which $25.0 has also been offset in accordance with ASU2013-11. The deferred tax assets relating to tax loss carryforwards consist of $2,011.5 of foreign tax loss carryforwards, for which a valuation allowance of $1,918.5 has been provided, and $100.0 of state tax loss carryforwards, for which a valuation allowance of $100.0 has been provided.

At December 31, 2019 we had foreign tax loss carryforwards of $9,553.3, of which $7,611.6 are not subject to expiration and $1,941.5 are subject to expiration between 2020 and 2049. At December 31, 2019, we had state tax loss carryforwards, after taking into consideration the estimated effects of pre-apportionment states, of $1,443.7 which are subject to expiration between 2020 and 2039.

At December 31, 2019, as a result of our U.S. liquidity profile, we continue to assert that substantially all of our foreign earnings are not indefinitely reinvested. Accordingly, we adjusted our deferred tax liability as of December 31, 2019 to account for undistributed earnings of foreign subsidiaries outstanding at year-end and for the tax effect of earnings that were actually repatriated to the U.S. during the year. The net impact on the deferred tax liability associated with the Company’s undistributed earnings is a decrease of $12.5, resulting in a deferred tax liability balance of $6.1 related to the incremental tax cost on approximately $1.2 billion of undistributed foreign earnings at December 31, 2019.

Uncertain Tax Positions

At December 31, 2019, we had $331.7 of total gross unrecognized tax benefits of which approximately $130.9 would favorably impact the provision for income taxes, if recognized.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2016	$58.7
Additions based on tax positions related to the current year	1.3
Additions for tax positions of prior years	17.6
Reductions for tax positions of prior years	(7.9)
Reductions due to lapse of statute of limitations	(3.1)
Reductions due to settlements with tax authorities	(18.0)

Balance at December 31, 2017	48.6
Additions based on tax positions related to the current year	43.5
Additions for tax positions of prior years	65.5
Reductions for tax positions of prior years	(3.7)
Reductions due to lapse of statute of limitations	(.9)
Reductions due to settlements with tax authorities	(15.4)

Balance at December 31, 2018	137.6
Additions based on tax positions related to the current year	13.3
Additions for tax positions of prior years	186.6
Reductions for tax positions of prior years	(3.0)
Reductions due to lapse of statute of limitations	(.6)
Reductions due to settlements with tax authorities	(2.2)

Balance at December 31, 2019	$331.7

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. We reversed previously recorded expenses for interest and penalties, net of taxes by $1.0, net of taxes during the years ended December 31, 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018 we had $6.3 and $7.4, respectively, recorded for interest and penalties, net of tax benefit. The unrecognized tax benefits, including interest and penalties, were classified within long-term income taxes in our Consolidated Balance Sheets.

We file income tax returns in the U.S. and foreign jurisdictions. As of December 31, 2019, the tax years that remained subject to examination by major tax jurisdiction for our most significant subsidiaries were as follows:

Jurisdiction	Open Years
Brazil	2014-2019
Mexico	2014-2019
Philippines	2016-2019
Poland	2014-2019
Russia	2017-2019
United Kingdom	2017-2019
United States (Federal)	2017-2019

We anticipate that it is reasonably possible that the total amount of unrecognized tax benefits will not change materially within the next twelve months.

NOTE 11. Financial Instruments and Risk Management

We operate globally, with manufacturing and distribution facilities in various countries around the world. We may reduce our exposure to fluctuations in the fair value and cash flows associated with changes in interest rates

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and foreign exchange rates by creating offsetting positions, including through the use of derivative financial instruments. If we use foreign currency-rate sensitive and interest-rate sensitive instruments to hedge a certain portion of our existing and forecasted transactions, we would expect that any gain or loss in value of the hedge instruments generally would be offset by decreases or increases in the value of the underlying transactions.

We do not enter into derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives. The master agreements governing our derivative contracts generally contain standard provisions that could trigger early termination of the contracts in certain circumstances, including if we were to merge with another entity and the creditworthiness of the surviving entity were to be “materially weaker” than that of Avon prior to the merger.

Derivatives are recognized in the Consolidated Balance Sheets at their fair values. The following table presents the fair value of derivative instruments at December 31, 2019:

	Asset		Liability
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedges:

Foreign exchange forward contracts	Prepaid expenses and other	$—	Accounts payable	$.6

Derivatives not designated as hedges:

Foreign exchange forward contracts	Prepaid expenses and other	$5.6	Accounts payable	$3.2

Total derivatives		$5.6		$3.8

The fair value of derivative instruments outstanding was immaterial at December 31, 2018.

Interest Rate Risk

In the past we have used interest-rate swap agreements, which effectively converted the fixed rate on long-term debt to a floating interest rate, to manage our interest rate exposure. The agreements were designated as fair value hedges. At December 31, 2019 and 2018, we do not have any interest-rate swap agreements. Approximately —% and 1% of our debt portfolio at December 31, 2019 and 2018, respectively, was exposed to floating interest rates.

In March 2012, we terminated two of our interest-rate swap agreements previously designated as fair value hedges, with notional amounts totaling $350. As of the interest-rate swap agreements’ termination date, the aggregate favorable adjustment to the carrying value (deferred gain) of our debt was $46.1, which is being amortized as a reduction to interest expense over the remaining term of the underlying debt obligations through March 2019. During the years ended December 31, 2019 and 2018, the net impact of the gain amortization was zero and $6.0, respectively, including $3.6 related to the extinguishment of debt during the year ended December 31, 2018 (see Note 8, Debt and Other Financing). At December 31, 2019, there was no unamortized deferred gain associated with the March 2012 interest-rate swap termination, as the underlying debt obligations have been paid.

Foreign Currency Risk

We may use foreign exchange forward contracts to manage a portion of our foreign currency exchange rate exposures. At December 31, 2019, we had outstanding foreign exchange forward contracts with notional amounts totaling approximately $816 for various currencies, of which $3.7 were designated as cash flow hedges.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We may use foreign exchange forward contracts to manage foreign currency exposure of certain intercompany loans. The change in fair value of these contracts is immediately recognized in earnings and substantially offsets the foreign currency impact recognized in earnings relating to the associated intercompany loans. During the years ended December 31, 2019 and 2018, we recorded gains of $42.1 and $2.6, respectively, in other expense, net in our Consolidated Statements of Operations related to these undesignated foreign exchange forward contracts. During the first quarter of 2019, we discontinued our program to hedge foreign exchange risk relating to forecasted operational transactions. The last of our designated cash flow hedges will expire during the first quarter of 2020. Our designated hedges did not have a material impact on our Consolidated Financial Statements for the year ended December 31, 2019.

Credit Risk of Financial Instruments

Our foreign currency derivatives are typically comprised of over-the-counter forward contracts, swaps or options with major international financial institutions. Although our theoretical credit risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring credit risk losses is remote and that such losses, if any, would not be material.

Non-performance of the counterparties on the balance of all the foreign exchange agreements would have resulted in a write-off of $5.6 at December 31, 2019. In addition, in the event of non-performance by such counterparties, we would be exposed to market risk on the underlying items being hedged as a result of changes in foreign exchange rates.

NOTE 12. Fair Value

Assets and Liabilities Recorded at Fair Value

The fair value measurement provisions required by GAAP establish a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

•	Level 3 - Unobservable inputs based on our own assumptions.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Total
Assets:
Available-for-sale securities	$4.3	$—	$4.3
Foreign exchange forward contracts	$—	$5.6	$5.6

Total	$4.3	$5.6	$9.9

Liabilities:
Foreign exchange forward contracts	$—	$3.8	$3.8

Total	$—	$3.8	$3.8

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The assets and liabilities measured at fair value on a recurring basis were immaterial at December 31, 2018. Other than our defined benefit pension and postretirement plan assets, the assets and liabilities measured at fair value on a recurring basis are comprised of foreign exchange forward contracts (see Note 11, Financial Instruments and Risk Management) and available-for-sale securities, which were immaterial at December 31, 2019 and 2018. See Note 14, Employee Benefit Plans, for the fair value hierarchy for our plan assets. The available-for-sale securities include securities held in a trust in order to fund future benefit payments for non-qualified retirement plans (see Note 14, Employee Benefit Plans).

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, available-for-sale securities, short-term investments, accounts receivable, debt maturing within one year, accounts payable, long-term debt and foreign exchange forward contracts. The carrying value for cash and cash equivalents, accounts receivable, accounts payable and short-term investments approximate fair value because of the short-term nature of these instruments.

The net asset (liability) amounts recorded in the balance sheet (carrying amount) and the estimated fair values of our remaining financial instruments at December 31 consisted of the following:

	2019		2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Available-for-sale securities	$4.3	$4.3	$3.8	$3.8
Debt maturing within one year(1)	(1.8)	(1.8)	(12.0)	(12.0)
Long-term debt(1)	(1,590.4)	(1,748.1)	(1,581.6)	(1,460.2)
Foreign exchange forward contracts	1.8	1.8	(5.1)	(5.1)

(1)

The carrying value of debt maturing within one year and long-term debt is presented net of debt issuance costs and includes any related discount or premium and unamortized deferred gains on terminated interest-rate swap agreements, as applicable.

The methods and assumptions used to estimate fair value are as follows:

•	Available-for-sale securities - The fair values of these investments were the quoted market prices for issues listed on securities exchanges.

•	Debt maturing within one year and long-term debt - The fair values of our debt and other financing were determined using Level 2 inputs based on indicative market prices.

•	Foreign exchange forward contracts - The fair values of forward contracts were estimated based on quoted forward foreign exchange prices at the reporting date.

NOTE 13. Share-Based Compensation Plans

The Avon Products, Inc. 2013 Stock Incentive Plan, as amended and restated (the “2013 Plan”) and the Avon Products, Inc. 2016 Omnibus Incentive Plan (the “2016 Plan”), which are shareholder-approved plans, provide for several types of share-based incentive compensation awards including stock options, restricted stock, restricted stock units and performance restricted stock units. Following shareholder approval of the 2016 Plan in May 2016, there were no further awards made under the 2013 Plan. Under the 2013 Plan, the maximum number of shares that may be awarded is 55,000,000 shares, where the maximum number of shares are reduced as follows: (i) in the case of the grant of an award of an option or stock appreciation right (“SAR”), by each share subject to such an award and (ii) in the case of the grant of an award payable in shares other than an option or

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SAR by 3.13 multiplied by each share subject to such an award. Under the 2016 Plan, the maximum number of shares that may be awarded is 48,000,000 shares, where the maximum number of shares are reduced as follows: (i) in the case of the grant of an award of an option or SAR, by each share subject to such an award and (ii) in the case of the grant of an award payable in shares other than an option or SAR by 2.4 multiplied by each share subject to such an award. Shares issued under share-based awards will be primarily funded with issuance of new shares.

The 2016 Plan was amended and restated (the “Amended and Restated 2016 Plan”) following shareholder approval in May 2019. Under the Amended and Restated 2016 Plan, the maximum number of shares was amended to 20,451,976 shares of common stock, which includes 5,000,000 additional shares and 15,451,976 unused shares under the 2016 Plan as of March 15, 2019, where the maximum number of shares are reduced as follows: (i) in the case of the grant of an award of an option or SAR, by each share subject to such an award and (ii) in the case of the grant of an award payable in shares other than an option or SAR by 1.35 multiplied by each share subject to such an award. Shares issued under share-based awards will be primarily funded with issuance of new shares.

We have issued stock options and restricted stock under the 2016 Plan (including under the Amended and Restated 2016 Plan), and restricted stock units and performance restricted stock units under the 2013 Plan and the 2016 Plan (including under the Amended and Restated 2016 Plan). We also have outstanding stock options under our prior shareholder-approved plans. Stock option awards are granted with an exercise price generally at a premium to the closing market price of our stock at the date of grant. Stock options generally vest in thirds over the three-year period following each option grant date and have ten-year contractual terms. Restricted stock units granted to Associates generally vest and settle after three years. Restricted stock units awarded to non-management directors vest in approximately one year and settle upon a director’s departure from the Board of Directors. Performance restricted stock units generally vest after three years only upon the satisfaction of certain market or performance conditions.

For the years ended December 31:

	2019	2018	2017
Compensation cost for stock options, performance restricted stock units, restricted stock units, and restricted stock	$15.6	$13.8	$24.2
Total income tax benefit recognized for share-based arrangements	1.3	2.0	1.4

All of the compensation cost for stock options, performance restricted stock units, restricted stock units and restricted, including those that will be funded with treasury shares, for 2019, 2018 and 2017 was recorded in SG&A expenses in our Consolidated Statements of Operations.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Options

During 2019, 2018 and 2017, we granted premium-priced stock options, in which the exercise price was equal to a 25% premium, a 25% premium and 30% premium, respectively, from the closing market price of our stock price at the date of grant. The premium-priced stock options vest on a three-year graded vesting schedule. The fair value of each premium-priced stock option is estimated on the date of grant using a Monte-Carlo simulation. When estimating the fair value of each option, we used the following weighted-average assumptions for options granted during the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Risk-free rate(1)	2.4%	2.7%	2.1%
Expected term(2)	7 years	7 years	7 years
Expected Avon volatility(3)	45%	42%	41%
Expected dividends	—%	—%	—%

(1)	The risk-free rate was based upon the rate on a zero coupon U.S. Treasury bill, for periods within the contractual life of the option, in effect at the time of grant.
(2)	The expected term of the option was based on the vesting terms of the respective option and a contractual life of 10 years.
(3)	Expected Avon volatility was based on the daily historical volatility of our stock price, over a period similar to the expected life of the option.

The weighted-average grant-date fair value per share of options granted were $1.13, $1.04 and $1.54 during 2019, 2018 and 2017, respectively.

A summary of stock options as of December 31, 2019, and changes during 2019, is as follows:

	Shares (in 000’s)	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2019	18,962	$9.05
Granted	4,755	3.43
Exercised	(3,071)	5.07
Forfeited	(3,242)	5.33
Expired	(2,525)	14.84

Outstanding at December 31, 2019	14,878	$7.91	7.5	$21,766.0

Exercisable at December 31, 2018	8,832	$10.61	6.30	$4,223.0

We recognize expense on stock options using a graded vesting method, which recognizes the associated expense based on the timing of option vesting dates. At December 31, 2019, there was $3.5 of unrecognized compensation cost related to stock options outstanding. That cost is expected to be recognized over a weighted-average period of 1.9 years.

There were no stock options exercised during 2019, 2018 or 2017.

Restricted Stock Units and Performance Restricted Stock Units

During 2019, 2018, 2017 and 2016, we granted performance restricted stock units that would vest and settle after three years based on the relative total shareholder return of our common stock against companies included in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

S&P 400 index as of the date of grant over a three year performance period (“2019 PRSUs”, “2018 PRSUs”, “2017 PRSUs” and “2016 PRSUs”, respectively). The grant date fair value per share of these awards already reflects the estimated probability of achieving the market condition, and therefore we record the expense ratably over the performance period.

During 2015, we granted performance restricted stock units that would vest and settle after three years only upon the satisfaction of certain performance conditions over two years (“2015 PRSUs”). In addition, if the performance conditions are achieved above target, these performance restricted stock units are subject to a market condition in which the number of performance restricted stock units that vest will be limited to the target amount if the Company’s absolute total shareholder return during the three-year service period is negative. We have adjusted the compensation cost recognized to-date to reflect our performance, which reflects an estimated payout below target, and as such, the absolute total shareholder return market condition will not impact the number of performance restricted stock units that vest.

The fair value of the PRSUs was estimated on the date of grant using a Monte-Carlo simulation that estimates the fair value based on the Company’s share price activity, expected term of the award, risk-free interest rate, expected dividends and the expected volatility of the stock of the Company. When estimating the fair value of the PRSUs, we used the following weighted-average assumptions:

	2019 PRSUs	2018 PRSUs	2017 PRSUs	2016 PRSUs	2015 PRSUs
Risk-free rate(1)	2.4%	2.5%	1.6%	1.1%	1.1%
Expected Avon volatility(2)	54.8%	61.4%	61%	56%	38%
Expected average volatility(3)	29.9%	29.5%	29%	28%	N/A
Expected dividends	—%	—%	—%	—%	3%

(1)	The risk-free rate was based upon the rate on a zero coupon U.S. Treasury bill, for periods within the three year performance period, in effect at the time of grant.
(2)

Expected Avon volatility was based on the weekly historical volatility of our stock price, over a period similar to the three year performance period of the 2019 PRSUs, 2018 PRSUs, 2017 PRSUs and 2016 PRSUs and the three year service period of the 2015 PRSUs.

(3)

Expected average volatility was based on the weekly historical volatility of the stock prices of each member of companies included in the S&P 400 index as of the date of the grant, over a period similar to the three year performance period of the 2019 PRSUs, 2018 PRSUs, 2017 PRSUs and 2016 PRSUs.

The weighted-average grant-date fair value per share of the 2019 PRSUs, 2018 PRSUs, 2017 PRSUs, 2016 PRSUs and 2015 PRSUs was $2.63, $2.63, $4.52, $4.42 and $7.49 respectively.

A summary of restricted stock units at December 31, 2019, and changes during 2019, is as follows:

	Restricted Stock Units (in 000’s)	Weighted-Average Grant-Date Fair Value
January 1, 2019	4,998	$3.37
Granted	3,909	2.81
Vested	(2,123)	3.30
Forfeited	(902)	3.40
Modified	(1,484)	$2.75

December 31, 2019	4,398	$3.11

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of performance restricted stock units at December 31, 2019, and changes during 2019, is as follows:

	Performance Restricted Stock Units (in 000’s)	Weighted-Average Grant-Date Fair Value
January 1, 2019(1)	3,177	$3.76
Granted	4,689	1.64
Vested	(413)	3.96
Forfeited	(1,794)	3.62
Modified	(2,677)	$1.83

December 31, 2019(1)	2,982	$1.98

(1)	Based on initial target payout.

The total fair value of restricted stock units and performance restricted stock units that vested during 2019 was $8.4, based upon market prices on the vesting dates. At December 31, 2019, there was $13.8 of unrecognized compensation cost related to these restricted stock units and performance restricted stock units compensation arrangements outstanding. That cost is expected to be recognized over a weighted-average period of 1.98 years.

Restricted Stock

In December 2019, 2,083,872 RSUs and 3,276,774 PRSUs were exchanged for 4,808,534 Restricted Stock. The exchange was done in advance of the Transaction with Natura &Co Holdings. The Company accounted for the modification as a Type I (probable-to-probable) modification and the incremental fair value was approximately $1.5 which will be recognized over the remaining service period of the awards. The Restricted Stock would vest and settle after three years from the grant date of the original award. The Company retained and cancelled 1,400,010 Restricted Stock to satisfy withholding tax obligations of the grantees. The cancellation resulted in the acceleration and recognition of $1.7 of compensation cost which has been included as part of the $44 of Transaction related costs. At December 31, 2019 there was 3,408,524 Restricted Stock outstanding and $5.7 unrecognized compensation cost related to these awards. See Note 23, Agreement and Plan of Mergers with Natura Cosméticos S.A.

Restricted Stock Units and Performance Restricted Stock Units Funded With Treasury Shares

In March 2019 and March 2018, we granted 200,000 and 200,000 performance restricted stock units, respectively, that will be funded with treasury shares, outside of the 2016 Plan, in reliance upon the NYSE rules. These performance restricted stock units have a weighted-average grant-date fair value of $2.98 and $2.79 for the 2019 and 2018 grants respectively, and would vest and settle at the end of 2020 only upon the satisfaction of certain performance conditions over a one year performance period. During 2019 and 2018, none of these performance restricted stock units vested, and 400,000 performance restricted stock units were outstanding at December 31, 2019. During 2019 and 2018, we recognized compensation cost of $.5 and $.1, respectively, for these performance restricted stock units. At December 31, 2019, there was no unrecognized compensation cost related to these restricted stock units as the awards were exchanged for restricted stock as described above.

In February 2018 we granted 600,000 restricted stock units that will be funded from treasury shares, outside of our shareholder-approved plans, in reliance upon the NYSE rules. The restricted stock units granted in February 2018 have a weighted-average grant-date fair value of $2.25 and vest and settle in full after three years. During 2019 and 2018, none of these restricted stock units vested, and there were 600,000 restricted stock units outstanding at December 31, 2019. During 2019 and 2018 we recognized compensation cost of $.4 and $.4,

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

respectively, for these restricted stock units. At December 31, 2019, there was no unrecognized compensation cost related to these restricted stock units as the awards were exchanged for restricted stock as described above.

In March 2015, we granted 121,951 performance restricted stock units that will be funded with treasury shares, outside of the 2013 Plan, in reliance upon the NYSE rules. These performance restricted stock units have a weighted-average grant-date fair value of $7.49 and the same terms exist for these awards as the 2015 PRSUs discussed above. During 2018, 121,951 of these restricted stock units vested, and no performance restricted stock units were outstanding at December 31, 2018. During 2018 and 2017, we recognized compensation cost of $.0 and $.1, respectively, for these performance restricted stock units. At December 31, 2019, there was no unrecognized compensation cost related to these performance restricted stock units as the awards had vested.

In March 2015 and April 2012, we granted 489,596 and 200,000 restricted stock units, respectively, that will be funded with treasury shares, outside of our shareholder-approved plans, in reliance upon the NYSE rules. The restricted stock units granted in March 2015 have a weighted-average grant-date fair value of $9.00 and vest and settle ratably over three years. The restricted stock units granted in April 2012 had a weighted-average grant-date fair value of $21.69 and vested and settled ratably over five years. During 2018, 163,198 of these restricted stock units vested, and there were no restricted stock units were outstanding at December 31, 2018. During 2019, 2018 and 2017, we recognized compensation cost of zero, $.1 and $.8, respectively, for these restricted stock units. At December 31, 2019, there was no unrecognized compensation cost related to these restricted stock units as the awards had vested.

NOTE 14. Employee Benefit Plans

Defined Contribution Plans

We offer a defined contribution plan for employees in the United Kingdom (“UK”), which allows eligible participants to contribute eligible compensation through payroll deductions. We double employee contributions up to the first 5% of eligible compensation and therefore the maximum level provided by Avon is 10% of eligible compensation. We made matching contributions in cash to the UK defined contribution plan of $7.5 in 2019, $5.9 in 2018 and $6.7 in 2017, which follow the same investment allocation that the participant has selected for his or her own contributions.

We also offer a qualified defined contribution plan for U.S.-based employees, the Avon Personal Savings Account Plan (the “PSA”), which allows eligible participants to contribute up to 25% of eligible compensation through payroll deductions. We match employee contributions dollar for dollar up to the first 3% of eligible compensation and fifty cents for each dollar contributed from 4% to 6% of eligible compensation. We made matching contributions in cash to the PSA of $1.3 in 2019, $2.2 in 2018 and $2.6 in 2017, which follow the same investment allocation that the participant has selected for his or her own contributions. Prior to the separation of the North America business, the costs associated with the contributions to the PSA were allocated between Discontinued Operations and Global as the plan included both North America and U.S. Corporate Avon associates. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale.

For U.S.-based employees hired on or after January 1, 2015, we made additional contributions to a Retirement Savings Account (“RSA”) within the PSA. Such contributions will range from 3% to 6% of a participant’s eligible compensation depending on the sum of the participant’s age and length of service (as of December 31 of the prior year). Investment of such contributions will follow the same investment allocation that the participant has selected for his or her own contributions to the PSA. A participant will be vested in the RSA generally after three full years of applicable service.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Defined Benefit Pension and Postretirement Plans

Avon and certain subsidiaries have contributory and noncontributory defined benefit retirement plans for substantially all employees of those subsidiaries. Benefits under these plans are generally based on an employee’s length of service and average compensation near retirement, and certain plans have vesting requirements. Plans are funded based on legal requirements and cash flow.

Our largest non-U.S. defined benefit pension plan is in the UK. The UK defined benefit pension plan was frozen for future accruals as of April 1, 2013. The U.S. defined benefit pension plan, the Avon Products, Inc. Personal Retirement Account Plan (the “PRA”), is closed to employees hired on or after January 1, 2015. Qualified retirement benefits for U.S.-based employees hired on or after January 1, 2015 will be provided solely through the PSA, as described above. As part of the separation of the North America business, in 2016 we transferred $499.6 of pension liabilities under the PRA associated with current and former employees of the North America business and certain other former Avon employees, along with $355.9 of assets held by the PRA, to a defined benefit pension plan sponsored by New Avon. We also transferred $60.4 of other postretirement liabilities (namely, retiree medical and supplemental pension liabilities) in respect of such employees and former employees. See Note 3, Discontinued Operations and Assets and Liabilities Held for Sale. We continue to retain certain U.S. pension and other postretirement liabilities primarily associated with employees who are actively employed by Avon in the U.S. providing services other than with respect to the North America business. Prior to this separation, our net periodic benefit costs for the U.S. pension and postretirement benefit plans were allocated between Discontinued Operations and Global as the plan included both North America and U.S. Corporate Avon associates.

We provide health care benefits, subject to certain limitations, to certain retired associates in the U.S. and certain foreign countries. In the U.S., such health care benefits for Corporate Avon associates hired on or before January 1, 2005 are in the form of a health reimbursement account. U.S. Corporate Avon associates hired after January 1, 2005 are not eligible for retiree health care benefits. Certain retiree health care obligations for current and former employees of the North America business and certain other former Avon employees based in the U.S. were transferred to New Avon.

We recognize the funded status of defined benefit pension and other postretirement benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The recognition of prior service costs or credits and net actuarial gains or losses, as well as subsequent changes in the funded status, are recognized as components of AOCI, net of tax, in shareholders’ equity, until they are amortized as a component of net periodic benefit cost. We recognize prior service costs or credits and actuarial gains and losses beyond a 10% corridor to earnings based on the estimated future service period of the participants. The determination of the 10% corridor utilizes a calculated value of plan assets for our more significant plans, whereby gains and losses are smoothed over three- and five-year periods.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Reconciliation of Benefit Obligations, Plan Assets and Funded Status

The following table summarizes changes in the benefit obligation, plan assets and the funded status of our significant defined benefit pension and postretirement plans. We use a December 31 measurement date for all of our employee benefit plans.

	Pension Plans
	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2019	2018	2019	2018	2019	2018
Change in Benefit Obligation:
Beginning balance	$(74.7)	$(88.9)	$(617.0)	$(714.2)	$(26.0)	$(28.2)
Service cost	(1.7)	(2.9)	(4.0)	(4.7)	(.1)	(.1)
Interest cost	(2.3)	(2.3)	(15.3)	(15.4)	(1.2)	(1.1)
Actuarial (loss) gain	(5.8)	9.9	(71.5)	47.4	(2.5)	1.2
Benefits paid	12.8	7.8	27.4	35.5	1.4	1.4
Actual expenses and taxes	—	—	0.4	0.5	—	—
Plan amendments	—	—	—	(2.2)	1.4	—
Curtailments	—	1.7	.8	—	—	—
Settlements	—	—	6.6	2.6	—	—
Special termination benefits	—	—	—	—	—	(.1)
Foreign currency changes and other	—	—	(13.3)	33.5	.2	.9

Ending balance	$(71.7)	$(74.7)	$(685.9)	$(617.0)	$(26.8)	$(26.0)

Change in Plan Assets:
Beginning balance	$62.7	$63.1	$615.8	$705.4	$—	$—
Actual return on plan assets	12.3	(5.4)	89.0	(27.7)	—	—
Company contributions	1.1	12.8	7.3	11.6	(1.4)	1.4
Benefits paid	(12.8)	(7.8)	(27.4)	(35.5)	1.4	(1.4)
Settlements	—	—	(6.6)	(2.6)	—	—
Foreign currency changes and other	—	—	17.3	(35.4)	—	—

Ending balance	$63.3	$62.7	$695.4	$615.8	$—	$—

Funded Status:

Funded status at end of year	$(8.4)	$(12.0)	$9.5	$(1.2)	$(26.8)	$(26.0)

Amount Recognized in Balance Sheet:
Other assets	$—	$—	$100.6	$88.1	$—	$—
Accrued compensation	(1.1)	(1.0)	(1.9)	(2.8)	(4.2)	(4.5)
Employee benefit plans liability	(7.3)	(11.0)	(89.1)	(86.5)	(22.6)	(21.5)

Net amount recognized	$(8.4)	$(12.0)	$9.6	$(1.2)	$(26.8)	$(26.0)

Pretax Amounts Recognized in Accumulated Other Comprehensive Loss:
Net actuarial loss	$24.3	$33.1	$183.8	$173.6	$2.4	$—
Prior service (credit) cost	(.1)	(.1)	1.4	1.3	(1.7)	0.6

Total pretax amount recognized	$24.2	$33.0	$185.2	$174.9	$.7	$.6

Supplemental Information:
Accumulated benefit obligation	$70.4	$72.7	$181.9	$179.9	N/A	N/A

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Pension Plans
	U.S. Plans		Non-U.S. Plans		Postretirement Benefits
	2019	2018	2019	2018	2019	2018
Plans with Projected Benefit Obligation in Excess of Plan Assets:
Projected benefit obligation	$71.7	$74.7	$197.5	$195.3	N/A	N/A
Fair value plan assets	63.3	62.7	106.5	106.0	N/A	N/A
Plans with Accumulated Benefit Obligation in Excess of Plan Assets:
Projected benefit obligation	$7.7	$74.7	$188.3	$185.7	N/A	N/A
Accumulated benefit obligation	7.3	72.7	176.2	174.6	N/A	N/A
Fair value plan assets	—	62.7	98.2	98.0	N/A	N/A

The U.S. pension plans include a funded qualified plan (the PRA) and unfunded non-qualified plans. At December 31, 2019, the PRA had benefit obligations of $64.1 and plan assets of $63.3. At December 31, 2018, the PRA had benefit obligations of $65.4 and plan assets of $62.7. We believe we have adequate investments and cash flows to fund the liabilities associated with the unfunded non-qualified plans. The Non-U.S. pension plans include a funded qualified pension plan in the UK. At December 31, 2019, the UK qualified pension plan had benefit obligations of $482.8 and plan assets of $582.1. At December 31, 2018, the UK qualified pension plan had benefit obligations of $416.5 and plan assets of $501.7.

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Loss

	Pension Benefits
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Net Periodic Benefit Cost:
Service cost	$1.7	$2.9	$4.3	$4.0	$4.7	$4.6	$.1	$.1	$.1
Interest cost	2.3	2.3	3.0	15.3	15.4	18.0	1.2	1.1	1.3
Expected return on plan assets	(3.4)	(3.5)	(3.2)	(31.0)	(31.9)	(28.2)	—	—	—
Amortization of prior service credit	—	—	(.1)	—	(.1)	(.1)	(.2)	(.4)	(.3)
Amortization of net actuarial losses	2.8	4.1	5.2	4.9	6.8	7.6	—	—	.1
Settlements/curtailments	3.0	1.4	—	(.6)	(.4)	3.7	—	(.3)	—
Other	—	—	—	—	—	(.7)	—	.1	1.6

Net periodic benefit cost	$6.4	$7.2	$9.2	$(7.4)	$(5.5)	$4.9	$1.1	$.7	$2.8

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Actuarial (gains) losses	$(3.0)	$(2.8)	$(2.9)	$13.1	$12.2	$(7.4)	$2.5	$(1.2)	$(.3)
Prior service cost (credit)	—	—	—	—	2.2	—	(1.3)	—
Amortization of prior service credit	—	.1	.1	—	.1	.1	.2	.6	.3
Amortization of net actuarial losses	(5.7)	(5.6)	(5.2)	(4.6)	(6.4)	(11.3)	—	—	(.1)
Foreign currency changes	—	—	—	1.7	(9.1)	18.9	—	—	—

Total recognized in other comprehensive (loss) income*	$(8.7)	$(8.3)	$(8.0)	$10.2	$(1.0)	$.3	$1.4	$(.6)	$(.1)

Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(2.3)	$(1.1)	$1.2	$2.8	$(6.5)	$5.2	$2.5	$.1	$2.7

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

*	Amounts represent the pre-tax effect classified within other comprehensive (loss) income. The net of tax amounts are classified within our Consolidated Statements of Comprehensive Income (Loss).

In addition to the amounts in the table above, during the second quarter of 2017, we recorded an $18.2 charge for a loss contingency related to a non-U.S. pension plan, for which an amendment to the plan that occurred in a prior year may not have been appropriately implemented.

The amounts in AOCI that are expected to be recognized as components of net periodic benefit cost during 2020 are as follows:

	Pension Benefits
	U.S. Plans	Non-U.S. Plans	Postretirement Benefits
Net actuarial loss	$3.0	$6.3	$.1
Prior service credit	—	—	(.3)

Assumptions

Weighted-average assumptions used to determine benefit obligations recorded in our Consolidated Balance Sheets as of December 31 were as follows:

	Pension Benefits				Postretirement Benefits
	U.S. Plans		Non-U.S. Plans
	2019	2018	2019	2018	2019	2018
Discount rate	3.16%	4.24%	2.05%	2.91%	3.66%	5.17%
Rate of compensation increase	4.00%	4.00%	2.54%	2.69%	N/A	N/A

The discount rate used for determining the present value of future pension obligations for each individual defined benefit pension plan is based on a review of bonds that receive a high-quality rating from a recognized rating agency. The discount rates for our more significant plans, including the UK defined benefit pension plan and the PRA, were based on the internal rates of return for a portfolio of high-quality bonds with maturities that are consistent with the projected future benefit payment obligations of each plan. The weighted-average discount rate for U.S. and non-U.S. defined benefit pension plans determined on this basis has decreased to 2.15% at December 31, 2019, from 3.06% at December 31, 2018. Effective as of January 1, 2018, we changed the method we use to estimate the service and interest cost components of net periodic benefit cost for the PRA and the majority of our significant non-U.S. pension plans, including the UK defined benefit pension plan. Historically, including in 2017, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Beginning in 2018, we have elected to use a full yield curve approach in the estimation of these components of net periodic benefit cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates, which we believe results in a more precise measurement of service and interest costs.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Weighted-average assumptions used to determine net benefit cost recorded in our Consolidated Statements of Operations for the years ended December 31 were as follows:

	Pension Benefits
	U.S. Plans			Non-U.S. Plans			Postretirement Benefits
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Discount rate	4.24%	3.48%	3.67%	2.92%	2.56%	2.69%	5.17%	4.75%	5.33%
Rate of compensation increase	4.00%	4.00%	4.00%	2.69%	2.71%	2.79%	N/A	N/A	N/A
Rate of return on assets	5.50%	5.50%	5.50%	5.27%	5.20%	5.09%	N/A	N/A	N/A

In determining the long-term rates of return, we consider the nature of each plan’s investments, an expectation for each plan’s investment strategies, historical rates of return and current economic forecasts, among other factors. We generally evaluate the expected rate of return on plan assets annually and adjust as necessary. In determining the net cost for the year ended December 31, 2019, the assumed rate of return on assets globally was 5.29%, which represents the weighted-average rate of return on all plan assets. Amounts associated with the pension and postretirement benefit plans in Canada and the postretirement benefit plan in Puerto Rico, which are associated with discontinued operations, have been excluded from all amounts above.

A significant portion of our pension plan assets relate to the UK defined benefit pension plan. The assumed rate of return for determining 2019 net periodic benefit cost for the UK defined benefit pension plan was 5.20%. In addition, the 2019 rate of return assumption for the UK defined benefit pension plan was based on an asset allocation of approximately 80% in liability driven investments, approximately 5% in corporate and government bonds and mortgage-backed securities and approximately 15% in equity securities, emerging market debt and high yield securities. In addition to the physical assets, the asset portfolio for the UK defined benefit pension plan has derivative instruments which increase our exposure to fixed income (in order to better match liabilities) and, to a lesser extent, impact our equity exposure.

Similar assessments were performed in determining rates of return on other non-U.S. defined benefit pension plan assets, to arrive at our weighted-average assumed rate of return of 5.27% for determining 2019 net cost for all non-US defined benefit pension plan assets.

Plan Assets

Our U.S. and non-U.S. funded defined benefit pension plans target and weighted-average asset allocations at December 31, 2019 and 2018, by asset category were as follows:

	U.S. Pension Plan			Non-U.S. Pension Plans
	% of Plan Assets			% of Plan Assets
	Target	at Year-End		Target	at Year-End
Asset Category	2020	2019	2018	2020	2019	2018
Equity securities	30%	31%	30%	25%	22%	16%
Debt securities	70	69	70	75	72	79
Other	—	—	—	—	6	5

Total	100%	100%	100%	100%	100%	100%

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2019:

	U.S. Pension Plan
Asset Category	Level 1	Level 2	Total
Equity Securities:
Domestic equity	$—	$10.1	$10.1
International equity	—	7.4	7.4
Emerging markets	—	2.0	2.0

	—	19.5	19.5
Fixed Income Securities:
Corporate bonds	—	23.7	23.7
Government securities	—	11.9	11.9
Other	—	8.2	8.2

	—	43.8	43.8

Total	$—	$63.3	$63.3

	Non-U.S. Pension Plans
Asset Category	Level 1	Level 2	Level 3	Total
Equity Securities:
Domestic equity	$—	$25.4	$—	$25.4
International equity	—	128.9	—	128.9

	—	154.3	—	154.3
Fixed Income Securities:
Corporate bonds	—	249.7	—	249.7
Government securities	—	213.8	—	213.8
Other	—	36.7	—	36.7

	—	500.2	—	500.2
Other
Cash	27.9	—	—	27.9
Derivatives	—	11.4	—	11.4
Real estate	—	—	1.6	1.6

	27.9	11.4	1.6	40.9

Total	$27.9	$665.9	$1.6	$695.4

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following tables present the fair value hierarchy for pension assets measured at fair value on a recurring basis as of December 31, 2018:

	U.S. Pension Plan
Asset Category	Level 1	Level 2	Total
Equity Securities:
Domestic equity	$—	$8.4	$8.4
International equity	—	6.3	6.3
Emerging markets	—	1.8	1.8

	—	16.5	16.5
Fixed Income Securities:
Corporate bonds	—	32.2	32.2
Government securities	—	13.3	13.3

	—	45.5	45.5
Cash	.7	—	.7

Total(3)	$.7	$62.0	$62.7

	Non-U.S. Pension Plans
Asset Category	Level 1	Level 2	Level 3	Total
Equity Securities:
Domestic equity	$—	$25.8	$—	$25.8
International equity	—	72.5	—	72.5

	—	98.3	—	98.3
Fixed Income Securities:
Corporate bonds	—	212.7	—	212.7
Government securities	—	201.7	—	201.7
Other	—	70.1	—	70.1

	—	484.5	—	484.5
Other:
Cash	35.1	—	—	35.1
Derivatives	—	(4.1)	—	(4.1)
Real estate	—	—	2.0	2.0

	35.1	(4.1)	2.0	33.0

Total	$35.1	$578.7	$2.0	$615.8

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A reconciliation of the beginning and ending balances for our Level 3 investments is provided in the table below:

Amount
Balance at January 1, 2018	$1.5
Purchases and sales net	(.7)
Actual return on plan assets held	1.4
Foreign currency changes	(.2)

Balance at December 31, 2018	2.0
Actual return on plan assets held	(.5)
Foreign currency changes	.1

Balance at December 31, 2019	1.6

Investments in equity securities classified as Level 1 in the fair value hierarchy are valued at quoted market prices. Investments in equity securities classified as Level 2 in the fair value hierarchy include collective funds that are valued at quoted market prices for non-active securities. Fixed income securities are based on broker quotes for non-active securities. Mutual funds are valued at quoted market prices. Real estate is valued by reference to investment and leasing transactions at similar types of property, supplemented by third party appraisals. Derivative instruments are not publicly traded, and each derivative contract is specifically negotiated with a unique financial counterparty. The derivative instruments are valued based upon valuation statements received from the financial counterparties, which use underlying yield curves or market indices.

The overall objective of the plan assets associated with the PRA and the UK defined benefit pension plan is to provide the means to pay benefits to participants and their beneficiaries in the amounts and at the times called for by the plan. This is expected to be achieved through the investment of our contributions and other trust assets and by utilizing investment policies designed to achieve adequate funding over a reasonable period of time.

In some of our defined benefit pension plans, we have adopted investment strategies which are designed to match the movements in the pension liability through an increased allocation towards debt securities. In addition, we also utilize derivative instruments in our UK defined benefit pension plans to hedge certain risks. Derivative instruments may include, but are not limited to, futures, options, swaps or swaptions. Investment types, including the use of derivatives are based on written guidelines established for each investment manager and monitored by the plan’s investment committee.

Pension trust assets are invested so as to achieve a return on investment, based on levels of liquidity and investment risk that are prudent and reasonable as circumstances change from time to time. While we recognize the importance of the preservation of capital, we also adhere to the theory of capital market pricing which maintains that varying degrees of investment risk should be rewarded with compensating returns. Consequently, prudent risk-taking is justifiable.

The asset allocation decision includes consideration of the non-investment aspects of the PRA and the UK defined benefit pension plan, including future retirements, lump-sum elections, growth in the number of participants, company contributions, and cash flow. These characteristics of the plan place certain demands upon the level, risk, and required growth of trust assets. We regularly conduct analyses of the plan’s current and likely future financial status by forecasting assets, liabilities, benefits and company contributions over time. In so doing, the impact of alternative investment policies upon the plan’s financial status is measured and an asset mix which balances asset returns and risk is selected.

Our decision with regard to asset mix is reviewed periodically. Asset mix guidelines include target allocations and permissible ranges for each asset category. Assets are monitored on an ongoing basis and rebalanced as

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

required to maintain an asset mix within the permissible ranges. The guidelines will change from time to time, based on an ongoing evaluation of the factors discussed above.

Cash flows

We expect to make contributions related to continuing operations in the range of $5 to $10 to our U.S. defined benefit pension and postretirement plans and in the range of $0 to $5 to our non-U.S. defined benefit pension and postretirement plans during 2020.

Total benefit payments expected to be paid from the plans are as follows:

	Pension Benefits
	U.S. Plans	Non- U.S. Plans	Total	Postretirement Benefits
2020	$12.2	$40.3	$52.5	$4.5
2021	6.4	41.1	47.5	2.4
2022	5.7	41.7	47.4	2.2
2023	5.0	43.5	48.5	2.1
2024	5.2	45.5	50.7	2.0
2025-2029	18.3	230.1	248.4	8.5

Postemployment Benefits

We provide postemployment benefits, which include salary continuation, severance benefits, disability benefits and continuation of health care benefits to eligible former employees. The accrued cost for such postemployment benefits was $9.2 at December 31, 2019 and 2018, and was included in employee benefit plans in our Consolidated Balance Sheets.

Supplemental Retirement Programs

In the U.S., in addition to qualified retirement plans (i.e., the PSA and the PRA), we also maintain unfunded non-qualified plans. We offer a non-qualified deferred compensation plan, the Avon Products, Inc. Deferred Compensation Plan (the “DCP”), for certain higher paid key employees. The DCP is an unfunded, unsecured plan for which obligations are paid to participants out of our general assets. The DCP allows for the deferral of up to 50% of a participant’s base salary, the deferral of up to 100% of incentive compensation bonuses, and the deferral of contributions that would normally have been made to the PSA but are not deferred because the amount was in excess of U.S. Internal Revenue Code limits on contributions to the PSA. Participants may elect to have their deferred compensation invested in one or more of three permitted investment alternatives. Expense associated with the DCP was $.8 in 2019, $.1 in 2018 and $1.4 in 2017. The benefit obligation under the DCP was $13.1 at December 31, 2019 and $16.4 at December 31, 2018 and was included in other liabilities and accrued compensation in our Consolidated Balance Sheets.

We maintain supplemental retirement programs consisting of the Supplemental Executive Retirement Plan of Avon Products, Inc. (“SERP”) and the Benefit Restoration Pension Plan of Avon Products, Inc. (“BRP”) under which non-qualified supplemental pension benefits are paid to higher paid key employees in addition to amounts received under our qualified defined benefit retirement plan, which is subject to IRS limitations on covered compensation. The SERP has not been offered to new employees in the last nine years, and the BRP is closed to employees hired on or after January 1, 2015 in conjunction with the closure of the PRA. The annual cost of these programs has been included in the determination of the net periodic benefit cost shown previously and amounted to $1.3 in 2019, $2.1 in 2018 and $3.0 in 2017. The benefit obligation under these programs was $7.3 at

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2019 and $9.3 at December 31, 2018 and was included in employee benefit plans and accrued compensation in our Consolidated Balance Sheets.

We also maintain a Supplemental Life Plan (“SLIP”) under which additional death benefits ranging from $.4 to $2.0 are provided to certain active and retired officers. The SLIP has not been offered to new officers in over nine years.

We established a grantor trust to provide assets that may be used for the benefits payable under the SERP and SLIP. The trust is irrevocable and, although subject to creditors’ claims, assets contributed to the trust can only be used to pay such benefits with certain exceptions. The assets held in the trust are included in other assets and at December 31 consisted of the following:

	2019	2018
Corporate-owned life insurance policies	$36.0	$35.8
Cash and cash equivalents	1.3	1.2

Total	$37.3	$37.0

The assets are recorded at fair market value, except for investments in corporate-owned life insurance policies which are recorded at their cash surrender values as of each balance sheet date, which is a proxy of fair value. Changes in the cash surrender value during the period are recorded as a gain or loss within SG&A expenses in our Consolidated Statements of Operations.

NOTE 15. Segment Information

Our reportable segments are based on geographic operations in four regions: Europe, Middle East & Africa; South Latin America; North Latin America; and Asia Pacific. The segments have similar business characteristics, and each offers similar products through similar customer access methods.

The accounting policies of the segments are the same as those described in Note 1, Description of the Business and Summary of Significant Accounting Policies. We evaluate the performance of our segments based on revenues and segment profits or losses. Segment revenues primarily reflect direct sales of products to Representatives based on the Representative’s geographic location.

We determine segment profit by deducting the related costs and expenses from segment revenue. Segment profit excludes certain unallocated global expenses, costs to implement (“CTI”) restructuring initiatives (see Note 17, Restructuring Initiatives), a loss contingency related to a non-U.S. pension plan (see Note 14, Employee Benefit Plans), certain significant asset impairment charges (see Note 20, Goodwill), and other items, which are not allocated to a particular segment. This is consistent with the manner in which we assess our performance and allocate resources.

Effective in the first quarter of 2017, given that we exited Thailand during 2016, the results of Thailand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in Asia Pacific. Effective in the first quarter of 2018, given that we have exited Australia and New Zealand during 2018, the results of Australia and New Zealand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in Asia Pacific. Other operating segments and business activities also include revenue from the sale of products to New Avon since the separation of the Company’s North America business into New Avon on March 1, 2016 and ongoing royalties from the licensing of our name and products.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Summarized financial information concerning our reportable segments as of December 31 is shown in the following tables:

	2019	2018	2017
Total Revenue
Europe, Middle East & Africa	$1,794.1	$2,093.8	$2,126.5
South Latin America(1)	1,762.7	2,146.9	2,222.4
North Latin America	751.3	809.3	811.8
Asia Pacific	436.9	470.8	471.9

Total segment revenue	4,745.0	5,520.8	5,632.6
Other operating segments and business activities(3)	18.2	50.5	83.0

Total revenue	$4,763.2	$5,571.3	$5,715.6

	2019	2018	2017
Operating Profit
Segment Profit
Europe, Middle East & Africa	$225.6	$267.5	$329.6
South Latin America(1)	240.6	314.6	195.7
North Latin America	65.8	70.4	83.4
Asia Pacific	45.4	42.0	50.8

Total segment profit(1)	577.4	694.5	659.5
Other operating segments and business activities(3)	2.4	3.6	2.5
Unallocated global expenses	(250.6)	(282.4)	(302.3)
CTI restructuring initiatives	(139.3)	(180.5)	(60.2)
Loss contingency	—	—	(18.2)
Other expenses(2)	(64.3)	—	—

Operating profit(1)	125.6	235.2	281.3

(1)

2019 includes the impact of certain Brazil indirect taxes which was recorded in product sales of approximately $68, in our Consolidated Income Statements. See Note 21 Supplemental Balance Sheet Information, to the Consolidated Financial Statements contained herein for further information. 2018 includes the impact of the Brazil IPI, which was recorded in product sales, of approximately $168, in our Consolidated Income Statements. See Note 19, Contingencies, to the Consolidated Financial Statements contained herein for further information.

(2)

Other expenses were incurred in relation to the Transaction, primarily professional fees, and impairment losses on assets. See Note 23, Agreement and Plan of Mergers with Natura Cosméticos S.A., to the Consolidated Financial Statements contained herein and “Agreement and Plan of Mergers with Natura Cosméticos S.A.,” in the MD&A in this 2019 Annual Report for further information.

(3)

Other operating segments and business activities include markets that have been exited. Effective in the first quarter of 2018, given that we exited Australia and New Zealand during 2018, the results of Australia and New Zealand are now reported in Other operating segments and business activities for all periods presented, while previously the results had been reported in the Asia Pacific segment. Other operating segments and business activities also include revenue from the sale of products to New Avon since the separation of the Company’s North America business into New Avon on March 1, 2016 and ongoing royalties from the licensing of our name and products.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2019	2018	2017
Total Assets
Europe, Middle East & Africa	$1,079.5	$1,048.8	$1,190.5
South Latin America	1,057.8	1,001.0	1,273.6
North Latin America	316.1	329.7	335.8
Asia Pacific	212.2	272.0	278.2

Total from reportable segments	2,665.6	2,651.5	3,078.1
Other operating segments	1.8	5.4	18.9
Global	418.9	353.1	600.9

Total assets	$3,086.3	$3,010.0	$3,697.9

	2019	2018	2017
Capital Expenditures
Europe, Middle East & Africa	$23.8	$37.0	$29.4
South Latin America	16.5	27.5	35.4
North Latin America	2.4	9.1	12.9
Asia Pacific	2.0	2.9	2.3

Total from reportable segments	44.7	76.5	80.0
Global	13.8	18.4	17.3

Total capital expenditures	$58.5	$94.9	$97.3

	2019	2018	2017
Depreciation and Amortization
Europe, Middle East & Africa	$27.4	$27.3	$29.9
South Latin America	27.3	30.1	34.3
North Latin America	14.0	14.2	13.6
Asia Pacific	4.3	8.3	8.9

Total from reportable segments	73.0	79.9	86.7
Other operating segments	—	.3	.4
Global	19.9	27.5	26.9

Total depreciation and amortization	$92.9	$107.7	$114.0

Total Revenue by Major Country

A major country is defined as one with total revenues greater than 10% of consolidated total revenues.

	2019	2018	2017
Brazil	$1,034.4	$1,262.8	$1,263.8
Mexico(1)	509.4	533.1	520.3
All other	3,219.4	3,775.4	3,931.5

Total	$4,763.2	$5,571.3	$5,715.6

(1)	Mexico’s revenue is greater than 10% of consolidated revenues in 2019 only

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long-Lived Assets by Major Country

A major country is defined as one with long-lived assets greater than 10% of consolidated long-lived assets, and also includes our country of domicile (the U.S.). Long-lived assets primarily include property, plant and equipment associated with our continuing operations. Long-lived assets in Brazil consist primarily of property, plant and equipment related to manufacturing and distribution facilities and long-lived assets in the U.S. consist primarily of property, plant and equipment, including our global research and development facility.

	2019	2018	2017
Brazil	$203.3	$283.2	$396.9
U.S.	120.8	152.6	174.4
Poland(1)	86.3	93.7	107.8
All other	335.6	364.3	446.5

Total	746.0	893.8	1125.6

(1)	Poland’s Long-Lived asset population is greater than 10% of consolidated Long-Lived assets in 2019 only

NOTE 16. Leases and Commitments

We have operating and finance leases for corporate and market offices, warehouses, automotive and other equipment. Some of our leases may include options to extend or terminate the lease. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

	Classification	December 31, 2019	January 1, 2019
Assets
Operating right-of-use assets	Right-of-use asset	$175.4	$187.5
Finance right-of-use assets	Property, Plant and Equipment	2.4	3.2

Total right-of-use assets		177.8	190.7

Liabilities
Current
Operating lease liabilities	Other accrued liabilities	$45.7	$45.4
Finance lease liabilities	Other accrued liabilities	1.0	1.1

Total current lease liabilities		46.7	46.5

Noncurrent
Operating lease liabilities	Long-term operating lease liability	$143.3	$155.9
Finance lease liabilities	Long-term debt	1.4	1.9

Total noncurrent lease liabilities		$144.7	$157.8

Total lease liability		$191.4	$204.3

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below shows the lease income and expenses recorded in the Consolidated Statement of Operations incurred during the year ended December 31, 2019.

		December 31,
Lease Costs	Classification	2019
Operating lease cost(1)	Selling, general and administrative expenses	$66.7
Finance lease cost
Amortization of right-of-use assets	Selling, general and administrative expenses	1.6
Interest on lease liabilities	Interest Expense	.3
Short-term leases costs	Selling, general and administrative expenses	3.5
Sublease income(2)	Selling, general and administrative expenses	(12.4)

Net lease cost		$59.7

(1)	Includes variable lease costs which are immaterial. These are presented in selling, general and administrative expenses in our Consolidated Statements of Operations.
(2)	Sublease portfolio consists of the sublease of our previous principal executive office located at 777 Third Avenue, New York, NY.

The maturity analysis of the finance and operating lease liabilities is reflected below. This table also reflects the reconciliation of the undiscounted cash flows to the discounted finance and operating lease liabilities as recognized in the December 31, 2019 Consolidated Balance Sheet:

Maturity of Lease Liabilities	Operating Leases	Finance Leases	Total
2020	59.7	1.2	60.9
2021	50.5	.9	51.4
2022	42.4	.6	43.0
2023	28.3	.1	28.4
2024	20.2	—	20.2
Thereafter	30.1	—	30.1

Total lease payments	$231.2	$2.8	$234.0
Less: Interest	42.2	.4	42.6

Present value of lease liabilities	$189.0	$2.4	$191.4

At December 31, 2018 our operating and finance lease obligations by due dates were as follows:

Maturity of Lease Liabilities	Operating Leases	Finance Leases	Total
2019	$56.4	$1.1	$57.5
2020	42.0	.6	42.6
2021	35.3	.4	35.7
2022	31.1	.2	31.3
2023	22.4	.1	22.5
Thereafter	46.9	.1	47.0

Total lease payments(1)	$234.1	$2.5	$236.6

(1)	Total lease payments of $236.6 represent undiscounted cash flows and therefore do not reconcile to the total discounted lease liability of $204.3 at January 1, 2019 shown above.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Company has calculated the weighted-average remaining lease term, presented in years below, and the weighted- average discount rate for our operating and finance lease population. As noted in our lease accounting policy (See Note 1, Description of the Business and Summary of Significant Accounting Policies to the Consolidated Financial Statements contained herein), the Company uses the incremental borrowing rate as the lease discount rate.

Lease Term and Discount Rate	December 31, 2019
Weighted-average remaining lease term (years)
Operating leases	4.8
Finance leases	2.6
Weighted-average discount rate
Operating leases	8.5%
Finance leases	11.2%

The table below sets out the classification of lease payments in the Consolidated Statement of Cash Flows. The ROU assets obtained in exchange for new finance and operating lease liabilities represent the new operating and finance leases entered into during the year ended December 31, 2019.

Other Information	December 31, 2019
Operating Cash Flows From Operating Leases	$64.2
Operating Cash Flows From Finance Leases	.3
Financing Cash Flows From Finance Leases	1.2

Cash Paid For Amounts Included In Measurement of Liabilities	$65.7

Right-of-use Assets Obtained In Exchange For New Finance Liabilities	$1.0
Right-of-use Assets Obtained In Exchange For New Operating Liabilities	$45.4

NOTE 17. Restructuring Initiatives

Transformation Plan and Open Up Avon

Open Up Avon

In September 2018, we initiated Open Up Avon. The Open Up Avon strategy is integral to our ability to return Avon to growth, built around the necessity of incorporating new approaches to various elements of our business, including increased utilization of third-party providers in manufacturing and technology, a more fit for purpose asset base, and a focus on enabling our Representatives to more easily interact with the company and achieve relevant earnings. The commercial elements of the strategy were developed to help increase Representative earnings and thereby retention. Elements of the Representative strategy include improvements in service functions, increased training on utilization of digital tools to expand her consumer reach, product bundling and regimens designed to help improve her earnings opportunity and sharper more targeted product innovation to drive brand relevancy. Cost savings under this plan are expected to be generated from efficiencies in manufacturing and sourcing, distribution, general and administrative activities, and back office functions, as well as through revenue management, interest and tax. These savings are expected to be achieved through restructuring actions (that may result in charges related to severance, contract terminations and inventory and other asset write-offs), as well as other cost-savings strategies that would not result in restructuring charges. In January 2019, we announced significant advancements in this strategy, including a structural reset of inventory processes resulting in an incremental one-off inventory obsolescence expense of $88 recognized at December 31, 2018. As a result of Open Up Avon restructuring actions approved to-date, we have recorded total costs to

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

implement these restructuring initiatives of $249.8 before taxes, of which $106.6 and $143.2 was recorded during the twelve months ended December 31, 2019 and 2018, respectively, in our Consolidated Statements of Operations.

Transformation Plan

In January 2016, we initiated the Transformation Plan, in order to enable us to achieve our long-term goals of mid-single-digit constant-dollar (“Constant $”) revenue growth and low double-digit operating margin.

As a result of these restructuring actions approved to-date, we have recorded total costs to implement these restructuring initiatives of $214.7 before taxes, of which $9.3 and $38.0 was recorded during the twelve months ended December 31, 2019 and 2018, respectively, in our Consolidated Statements of Operations. There are no further restructuring actions to be taken associated with our Transformation Plan, as beginning in the third quarter of 2018, all new restructuring actions approved operate under our new Open Up Avon plan described above.

Costs to Implement Restructuring Initiatives - Twelve Months Ended December 31, 2019 and 2018

During the twelve months ended December 31, 2019, we recorded net costs to implement of $116.0, of which $106.6 related to Open Up Avon, $9.3 related to the Transformation Plan, and $.1 related to other restructuring initiatives, in our Consolidated Statements of Operations. During the twelve months ended December 31, 2018, we recorded costs to implement of $180.5 of which $143.2 related to Open Up Avon, $38.0 related to the Transformation Plan, and a benefit of $.7 related to other restructuring initiatives, in our Consolidated Statements of Operations.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The costs during the twelve months ended December 31, 2019 and 2018 consisted of the following:

	December 31,	December 31,
	2019	2018
CTI recorded in operating profit - COGS
Manufacturing asset write-offs	$11.1	$—
Inventory write-off	1.4	89.8
Accelerated depreciation	—	1.7

	12.5	91.5

CTI recorded in operating profit - SG&A
Net charges for employee-related costs, including severance benefits	56.4	42.6
Implementation costs, primarily related to professional service fees	44.9	30.9
Dual running costs	9.1	4.1
Contract termination and other net costs	7.9	3.2
Impairment of other assets	5.3	4.0
Accelerated depreciation	1.3	3.5
Variable lease charges	1.9	—
Foreign Currency Translation Adjustment Write-offs	—	0.7

	126.8	89.0

CTI recorded in operating profit	139.3	180.5

CTI recorded in other (income) expense
Gain on sale of business / assets	(23.3)	—

Total CTI	$116.0	$180.5

Open Up Avon	$106.6	$143.2
Transformation Plan	$9.3	$38.0
Other	$0.1	$(0.7)

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The tables below include restructuring costs such as employee-related costs, inventory and asset write-offs, foreign currency translation write-offs and contract terminations, and do not include other costs to implement restructuring initiatives such as professional services fees, dual running costs, accelerated depreciation and gain on sale of business. The liability balance included in other accrued liabilities in our Consolidated Balance Sheet for the restructuring actions associated with Open Up Avon at December 31, 2019 is as follows:

	Employee- Related Costs	Inventory Write-offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/ Other	Total
Balance at December 31, 2017	$—	$—	$—	$—	$—

2018 charges	$26.4	$88.5	$—	$0.8	$115.7
Adjustments	—	—	—	—	—
Cash payments	(6.8)	—	—	.3	(6.5)
Non-cash write-offs	—	(88.5)	—	—	(88.5)
Foreign exchange	—	—	—	—	—

Balance at December 31, 2018	$19.6	$—	$—	$1.1	$20.7

2019 charges	$61.8	$17.5	$(10.9)	$8.2	$76.6
Adjustments	(4.5)	—	—	(.5)	$(5.0)
Cash payments	(56.3)	—	—	(2.4)	$(58.7)
Non-cash write-offs	—	(17.5)	10.9	—	$(6.6)
Foreign exchange	(2.8)	—	—	—	$(2.8)

Balance at December 31, 2019	$17.8	$—	$—	$6.4	$24.2

The liability balance included in other accrued liabilities in our Consolidated Balance Sheet for the restructuring actions associated with our Transformation Plan as of December 31, 2019 is as follows:

	Employee- Related Costs	Inventory Write- offs	Foreign Currency Translation Adjustment Write-offs	Contract Terminations/ Other	Total
Balance at December 31, 2017	$41.2	$—	$—	$8.0	$49.2

2018 charges	$29.5	$1.4	$.7	$5.5	$37.1
Adjustments	(12.6)	—	—	(3.4)	(16.0)
Cash payments	(21.3)	—	—	(6.3)	(27.6)
Non-cash write-offs	—	(1.4)	(.7)	—	(2.1)
Foreign exchange	(2.4)	—	—	(.2)	(2.6)

Balance at December 31, 2018	$34.4	$—	$—	$3.6	$38.0

2019 charges	$(.7)	$.3	$—	$.2	$(.2)
Adjustments	(.2)	—	—	—	(.2)
Cash payments	(25.0)	—	—	(2.4)	(27.4)
Non-cash write-offs	—	(.3)	—	—	(.3)
Foreign exchange	(.1)	—	—	.1	—

Balance at December 31, 2019	8.4	$—	$—	1.5	9.9

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The majority of cash payments, if applicable, associated with the year-end liability are expected to be made during 2020.

The following table presents the restructuring charges incurred to date, under the Open Up Avon and the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans:

	Employee- Related Costs	Inventory/ Asset Write-offs	Contract Terminations/ Other	Foreign Currency Translation Adjustment Write-offs	Total
Open Up Avon

Charges incurred to-date	$83.6	$107.5	$8.5	$(10.9)	$188.7
Estimated charges to be incurred on approved initiatives	—	—	6.1	—	6.1

Total expected charges on approved initiatives	$83.6	$107.5	$14.6	$(10.9)	$194.8

Transformation Plan

Charges incurred to-date	$127.1	$2.5	$40.9	$3.4	$173.9
Estimated charges to be incurred on approved initiatives	—	—	—	—	—

Total expected charges on approved initiatives	$127.1	$2.5	$40.9	$3.4	$173.9

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The charges, net of adjustments, of initiatives under the Open Up Avon and the Transformation Plan, along with the estimated charges expected to be incurred on approved initiatives under the plans, by reportable segment are as follows:

	Europe, Middle East & Africa	South Latin America	North Latin America	Asia Pacific	Global & Other Operating Segments	Total
Open Up Avon

2018	$32.2	$36.4	$27.9	$14.4	$6.2	$117.1
2019	24.3	26.6	10.3	(4.9)	15.3	71.6

Charges incurred to-date	56.5	63.0	38.2	9.5	21.5	188.7
Estimated charges to be incurred on approved initiatives	5.8	—	—	.3	—	6.1

Total expected charges on approved initiatives	$62.3	$63.0	$38.2	$9.8	$21.5	$194.8

Transformation Plan

2015	$—	$—	$—	$—	$21.4	$21.4

2016	30.9	13.2	4.4	9.1	16.8	74.4
2017	.9	5.6	(.6)	(.5)	49.4	54.8
2018	5.0	4.1	.6	.6	13.4	23.7
2019	(1.3)	.6	—	—	.3	(.4)

Charges incurred to-date	35.5	23.5	4.4	9.2	101.3	173.9
Estimated charges to be incurred on approved initiatives	—	—	—	—	—	—

Total expected charges on approved initiatives	$35.5	$23.5	$4.4	$9.2	$101.3	$173.9

The charges above are not included in segment profit, as this excludes costs to implement restructuring initiatives. The amounts shown in the tables above as charges recorded to-date relate to initiatives that have been approved and recorded in the consolidated financial statements, as the costs are probable and estimable. The amounts shown in the tables above as total expected charges on approved initiatives represent charges recorded to-date plus charges yet to be recorded for approved initiatives as the relevant accounting criteria for recording an expense have not yet been met.

NOTE 18. Series C Convertible Preferred Stock

On March 1, 2016, the Company issued and sold to Cerberus Investor 435,000 shares of newly issued series C preferred stock for an aggregate purchase price of $435 pursuant to an Investment Agreement, dated as of December 17, 2015, between the Company and Cerberus Investor. In connection with the issuance of the series C preferred stock, the Company incurred direct and incremental expenses of $8.7, comprised of financial advisory fees and legal expenses, which reduced the carrying value of the series C preferred stock. Cumulative preferred dividends accrue daily on the series C preferred stock at a rate of 1.25% per quarter. The series C preferred stock had accrued unpaid dividends of $91.3 as of December 31, 2019. There were no dividends paid in relation to the series C preferred stock in the years ended December 31, 2019 and 2018.

On December 19, 2019, the Company and Natura &Co Holding announced that as of such date, all regulatory approvals required by the Merger Agreement to complete the Transactions have been obtained. As a result, the series C preferred stock were probable of becoming redeemable and the redemption value was adjusted.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Subsequently, on December 30, 2019, Cerberus elected to convert the series C preferred stock, as described below, and the series C preferred stock was no longer probable of becoming redeemable. We recognize changes in redemption value immediately as they occur and the carrying value of the security is adjusted to equal what the redemption amount would be as if redemption were to occur at the end of the reporting date based on the conditions that exist as of that date. As a result, we recognized an increase of $60.9 in the carrying value of the series C preferred stock for the year ended December 31, 2019.

On December 30, 2019, Cerberus elected to convert 435,000 shares of series C preferred stock, representing all shares of series C preferred stock outstanding, into shares of the Company’s common stock, par value U.S.$0.25 per share, pursuant to the holder of the Company’s Series C Preferred Stock’s rights under the Company’s certificate of incorporation. The foregoing election is conditioned upon the filing of the certificates of merger with respect to the First Merger (the “Conversion Condition”).

On January 3, 2020, the Company consummated a transaction to become a wholly owned subsidiary of Natura &Co Holding. Upon consummation of the transaction, the Company’s common stock was converted to Natura &Co Holding common stock. Natura &Co Holding subsequently paid the accrued dividend of $91.5 to Cerberus in January 2020. See Note 23, Agreement and Plan of Mergers with Natura Cosméticos S.A., and Note 24, Subsequent Events.

Dividend Rights. The series C preferred stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any liquidation, dissolution or winding up of our affairs. The series C preferred stock has a liquidation preference of $1,000 per share, representing an aggregate liquidation preference of $435.0 upon issuance. Holders of series C preferred stock are entitled to participate on an as-converted basis in any dividends paid to the holders of shares of the Company’s common stock. In addition, cumulative preferred dividends accrue daily on the series C preferred stock and are payable at a rate of 1.25% per quarter (net of any dividends on the Company’s common stock and subject to increase up to a maximum rate of 5.00% per quarter if the Company breaches certain obligations). Except to the extent not otherwise previously paid by the Company, preferred dividends are payable on the seventh anniversary of the issuance date of the series C preferred stock as and when declared by the Board of Directors and at the end of each quarter thereafter. Accrued and unpaid preferred dividends may be paid, at the Company’s option, (i) in cash, (ii) subject to certain conditions, in shares of the Company’s common stock or (iii) upon conversion of shares of series C preferred stock, in shares of the Company’s non-voting, non-convertible Series D Preferred Stock. Any such shares of Series D Preferred Stock issued would have similar preferential rights.

Conversion Features. series C preferred stock is convertible at the option of the holders at any time into shares of the Company’s common stock at an initial conversion price of $5.00 per share, subject to certain anti-dilution adjustments. Prior to receipt of applicable shareholder approval, shares of series C preferred stock are not convertible into more than 19.99% of the number of shares of common stock outstanding immediately prior to the issuance of the series C preferred stock, subject to certain anti-dilution adjustments. As of December 31, 2019, series C preferred stock was convertible into 87,051,524 shares of common stock. If at any time the volume weighted average price of the common stock exceeds $10.00 per share (subject to certain anti-dilution adjustments) for a period of 30 consecutive trading days, the Company may cause all of the series C preferred stock to be converted into shares of common stock based on the then applicable conversion price.

Voting Rights. Holders of series C preferred stock are entitled to vote generally with the holders of common stock on an as-converted basis. Holders of series C preferred stock are also entitled to a separate class vote with respect to (i) the election of up to three directors to the Board of Directors, subject to maintaining certain levels of beneficial ownership of series C preferred stock and/or common stock, (ii) amendments to the Company’s organizational documents that have an adverse effect on the series C preferred stock, (iii) issuances by the

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company of securities that are senior to, or equal in priority with, the series C preferred stock or (iv) the delisting of the Company’s common stock, other than in connection with a change of control event.

Change of Control Put. Upon certain change of control events involving the Company, holders of series C preferred stock can require the Company to repurchase the series C preferred stock for an amount equal to the greater of (i) an amount in cash equal to 100% of the liquidation preference thereof plus all accrued but unpaid dividends or (ii) the consideration the holders would have received if they had converted their shares of series C preferred stock into common stock immediately prior to the change of control event. See Note 23, Agreement and Plan of Mergers with Natura Cosméticos S.A., and Note 24, Subsequent Events, to the Consolidated Financial Statements included herein.

NOTE 19. Contingencies

Brazilian Tax Assessments

In December 2012, our Brazilian subsidiary, Avon Industrial LTDA (Avon Brazil Manufacturing) received an excise tax (“IPI”) assessment for the year 2008. The assessment totals approximately $305, including penalties and accrued interest. As in prior IPI cases that have been resolved in Avon’s favor, this assessment asserts that the establishment in 1995 of separate manufacturing and distribution companies in Brazil was done without a valid business purpose and that Avon Brazil Manufacturing did not observe minimum pricing rules to define the taxable basis of excise tax. The structure adopted in 1995 is comparable to that used by many other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2012 IPI assessment is unfounded.

These matters are being vigorously contested. In July 2013, the 2012 IPI assessment was upheld at the first administrative level and we appealed this decision to the second administrative level. On April 18, 2018, Avon received official notification that the second administrative level has issued a partially favorable and partially unfavorable decision. In this decision, the original assessment was reduced by approximately $64 (including associated penalty and interest), subject to Federal Revenue appeal. The remaining $241 of the assessment was upheld at the second administrative level. In April 2018, we appealed this decision in the third administrative level and in December 2019, we received an unfavorable decision in the third administrative level. We are waiting for the formal notification to present a motion for clarification. After this motion is presented, the case will continue in the judicial level.

On October 3, 2017, Avon Brazil Manufacturing received a new tax assessment notice regarding IPI for 2014 on grounds similar to the 2012 assessment. The 2017 IPI assessment totals approximately $238, including penalties and accrued interest. On April 2, 2018, Avon was notified of an unfavorable decision at the first administrative level. On February 25, 2019, this IPI assessment was upheld at the second administrative level and on April 11, 2019 we appealed this decision to the third administrative level and in December, 2019, we received an unfavorable decision in the third administrative level. An appeal was presented, pending resolution. The structure adopted in 1995 is comparable to that used by many other companies in Brazil. We believe that our Brazilian corporate structure is appropriate, both operationally and legally, and that the 2017 IPI assessment is unfounded.

In the event that the 2012 and the 2017 IPI assessments are upheld in the third and final administrative level, it may be necessary for us to provide monetary security in the full amount of the debt to pursue further appeals in the judicial levels, which, depending on the circumstances, may result in a charge to earnings and an adverse effect on the Company’s Consolidated Statements of Cash Flows. It is not possible to reasonably estimate the likelihood or potential amount of assessments that may be issued for subsequent periods (tax years up through 2014 are closed by statute). We believe that the 2012 and the 2017 IPI assessments are unfounded, however, based on the likelihood that these will be upheld, we assess the risks as disclosed above as reasonably possible. At December 30, 2019, we have not recognized a liability for the 2012 or 2017 IPI assessments.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Brazil IPI Tax on Cosmetics

Separate from the tax assessments received by Avon Brazil Manufacturing, Avon Cosmeticos LTDA (Avon Brazil) is involved in litigation related to an executive decree issued in May 2015. This decree increased the amount of IPI taxes that are to be remitted by Avon Brazil to the taxing authority on the sales of cosmetic products. Avon Brazil filed an objection to this IPI tax increase on the basis that it is not constitutional. In December 2016, Avon Brazil received a favorable decision from the Federal District Court regarding this objection. This decision has been appealed by the tax authorities.

From May 2015 through April 2016, Avon Brazil remitted the taxes associated with this IPI tax increase into a judicial deposit which would be remitted to the taxing authorities in the event that we are not successful in our objection to the tax increase. In May 2016, Avon Brazil received a favorable preliminary decision on its objection to the tax and was granted a preliminary injunction. As a result, beginning in May 2016, Avon Brazil was no longer required to remit the taxes associated with IPI into a judicial deposit. On June 12, 2018, we received a decision authorizing Avon to withdraw the amount held as a judicial deposit, substituting it by letter of guarantee, which was presented. On June 29, 2018, the tax authorities presented an appeal against that decision. On July 30, 2018, the funds were received in our bank account. As of September 30, 2018, due in part to recent judicial decisions across the industry and other developments, we concluded, supported by the opinion of legal counsel, that the Executive Decree is unconstitutional. We therefore assessed the IPI tax under ASC 450, Contingencies and determined that the risk of loss is reasonably possible but not probable. Accordingly, we released the associated liability as of September 30, 2018 of approximately $195 and ceased accruing the IPI taxes from October 1, 2018. The liability had been classified within long-term sales taxes and taxes other than income in our Consolidated Balance Sheet, and the release was recorded in product sales and other income (expense), net in the amounts of approximately $168 and approximately $27, respectively, in our Consolidated Income Statements for the quarter ended September 30, 2018.

An unfavorable ruling to our objection of this IPI tax increase would have an adverse effect on the Company’s Consolidated Income Statements and Consolidated Statements of Cash Flows as Avon Brazil would have to remit the reasonably possible amount of $267 to the taxing authorities (including the judicial deposit that was returned to us on July 30, 2018). We are not able to reliably predict the timing of the outcome of our objection to this tax increase.

A favorable judicial ruling to our objection of this IPI tax would also have an adverse effect on the Company’s Consolidated Statements of Cash Flows as Avon Brazil would have to remit all or a portion of the associated income tax liability to the taxing authorities. The Company is accruing a tax reserve, which amounts to approximately $83 at December 31, 2019. This reserve would be settled on final adjudication of the law through a combination of cash and use of deferred tax assets.

Talc-Related Litigation

The Company has been named a defendant in numerous personal injury lawsuits filed in U.S. courts, alleging that certain talc products the Company sold in the past were contaminated with asbestos. Many of these actions involve a number of co-defendants from a variety of different industries, including manufacturers of cosmetics and manufacturers of other products that, unlike the Company’s products, were designed to contain asbestos. As of December 31, 2019, there were 124 individual cases pending against the Company. During the three months ended December 31, 2019, 21 new cases were filed and three cases were dismissed, settled, or otherwise resolved. The value of our settlements in this area thus far has not been material, either individually or in the aggregate. Additional similar cases arising out of the use of the Company’s talc products are reasonably anticipated.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We believe that the claims asserted against us in these cases are without merit. We are defending vigorously against these claims and will continue to do so. To date, the Company has not proceeded to trial in any case filed against it and there have been no findings of liability enforceable against the Company. However, nationwide trial results in similar cases filed against other manufacturers of cosmetic talc products have ranged from outright dismissals to very large jury awards of both compensatory and punitive damages. Given the inherent uncertainties of litigation, we cannot predict the outcome of all individual cases pending against the Company, and we are only able to make a reasonable estimate for a small number of individual cases that have advanced to the later stages of legal proceedings. For the remaining cases, we provide an estimate of exposure on an aggregated and ongoing basis, which takes into account the historical outcomes of all cases we have resolved to date. Any accruals currently recorded on the Company’s balance sheet with respect to these cases are not material. Other than these accruals, we are at this time unable to estimate our reasonably possible or probable losses. However, any adverse outcomes, either in an individual case or in the aggregate, could be material. Future costs to litigate these cases, which we expense as incurred, are not known but may be significant, though some costs will be covered by insurance.

Brazilian Labor-Related Litigation

On an ongoing basis, the Company is subject to numerous and diverse labor-related lawsuits filed by employees in Brazil. These cases are assessed on an aggregated and ongoing basis based on historical outcomes of similar cases. The claims made are often for significantly larger sums than have historically been paid out by the Company. Our practice continues to be to recognize a liability based on our assessment of historical payments in similar cases. Our best estimate of the probable loss for such current cases at December 31, 2019 is approximately $10 and, accordingly, we have recognized a liability for this amount.

Shareholder Litigation

On February 14, 2019, a purported shareholder’s class action complaint (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the USDC for the Southern District of New York against the Company and certain former officers of the Company. On June 3, 2019, the court appointed a lead plaintiff and class counsel. The complaint was subsequently amended on June 28, 2019 and recaptioned “In re Avon Products, Inc. Securities Litigation” on July 8, 2019. On July 24, 2019, the plaintiffs filed a further amended complaint. The amended complaint is brought on behalf of a purported class consisting of all purchasers or acquirers of Avon common stock between January 21, 2016 and November 1, 2017, inclusive. The complaint asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 based on allegedly false or misleading statements and alleged market manipulation with respect to, among other things, changes made to Avon’s credit terms for Representatives in Brazil. On July 26, 2019, Avon and the individual defendants filed a motion to dismiss. On November 18, 2019, the court denied that motion. Accordingly, on December 16, 2019, Avon and the individual defendants filed an answer to the amended complaint. On February 14, 2020, plaintiffs filed a motion for class certification. The parties are currently engaged in discovery. Avon has provided notice of this matter to the Company’s insurers. In light of the early stage of the litigation, we are unable to predict the outcome of this matter and are unable to assess the likelihood of loss or to make a reasonable estimate of the amount or range of loss that could result from an unfavorable outcome.

Other Matters

Various other lawsuits and claims, arising in the ordinary course of business or related to businesses previously sold, are pending or threatened against Avon. In management’s opinion, based on its review of the information available at this time, the total cost of resolving such other contingencies at December 31, 2019, is not expected to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 20. Goodwill

Goodwill

	Europe, Middle East & Africa	South Latin America	Asia Pacific	Total
Gross balance at December 31, 2018	$24.9	$66.8	$85.0	$176.7
Accumulated impairments	(6.9)	—	(82.4)	(89.3)

Net balance at December 31, 2018	$18.0	$66.8	$2.6	$87.4

Changes during the period ended December 31, 2019:
Foreign exchange	(.6)	(.6)	—	(1.2)

Gross balance at December 31, 2019	$24.3	$66.2	$85.0	$175.5
Accumulated impairments	(6.9)	—	(82.4)	(89.3)

Net balance at December 31, 2019	$17.4	$66.2	$2.6	$86.2

NOTE 21. Supplemental Balance Sheet Information

At December 31, 2019 and 2018, prepaid expenses and other included the following:

Components of Prepaid expenses and other	2019	2018
Prepaid taxes and tax refunds receivable	$141.1	$145.0
Receivables other than trade	51.4	69.2
Prepaid brochure costs, paper and other literature	13.1	14.9
Other	46.5	42.9

Prepaid expenses and other	$252.1	$272.0

At December 31, 2019 and 2018, other assets included the following:

Components of Other assets (1)	2019	2018
Capitalized software (Note 1)	83.1	89.3
Judicial deposits	70.1	82.2
Net overfunded pension plans (Note 14)	100.6	88.1
Long-term receivables	196.1	65.1
Trust assets associated with supplemental benefit plans (Note 14)	37.3	37.0
Tooling (plates and molds associated with our beauty products)	12.9	12.6
Other	27.6	16.1

Other assets	$527.7	$390.4

(1)	Deferred tax asset balance as of December 31, 2018 is presented separately in the Consolidated Balance Sheet

Long-term receivables includes approximately $118 of certain Brazil indirect taxes (COFINS), recognized in the year ended December 31, 2019. Approximately $68 and $50 was recorded in product sales and other income (expense), net, respectively, in our Consolidated Income Statements following favorable judicial decisions in 2019. The corresponding tax charge on this transaction is approximately $23 and is included in the deferred tax asset balance as of December 31, 2019 which is presented separately in the Consolidated Balance Sheet.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During the third quarter of 2019, we entered into an arrangement to sell the rights to a portion of these credits, in the amount of approximately $80. The Company has the option to repurchase these credits for a period of three years. This transaction resulted in a cash inflow of approximately $19, which is presented as a financing activity in the Consolidated Statements of Cash Flows. The sale of credits is accounted for as a financing arrangement, therefore the receivables have not been derecognized and a financing liability of approximately $19 has been recognized.

NOTE 22. Results of Operations by Quarter (Unaudited)

2019	First	Second	Third	Fourth	Year
Total revenue	$1,186.9	$1,174.8	$1,188.0	$1,213.5	$4,763.2
Gross profit	669.9	677.3	719.8	686.1	2,753.1
Operating (loss) profit(1)	(3.9)	30.5	97.7	1.3	125.6
(Loss) income from continuing operations, before taxes	(4.5)	21.3	144.4	(22.8)	138.4
(Loss) income from continuing operations, net of tax(2)	(24.0)	(5.9)	112.9	(47.7)	35.3
Loss from discontinued operations, net of tax	(9.5)	(13.2)	(6.3)	(7.6)	(36.6)
Net loss (income) attributable to noncontrolling interests	.8	(.4)	.3	.3	1.0
Net (loss) income attributable to Avon	$(32.7)	$(19.5)	$106.9	$(55.0)	$(0.3)

2018	First	Second	Third	Fourth	Year
Total revenue	$1,393.5	$1,351.9	$1,424.2	$1,401.7	$5,571.3
Gross profit	813.8	812.2	885.8	695.5	3,207.3
Operating profit(1)	44.9	53.0	186.9	(49.6)	235.2
(Loss) income from continuing operations, before taxes	10.4	(0.3)	182.1	(84.1)	108.1
(Loss) income from continuing operations, net of tax(3)	(21.1)	(37.0)	113.8	(77.5)	(21.8)
Net (income) loss attributable to noncontrolling interests	.8	.9	.7	(.1)	2.3
Net (loss) income attributable to Avon	$(20.3)	$(36.1)	$114.5	$(77.6)	$(19.5)

(1)	Operating profit (loss) was impacted by the following:

2019	First	Second	Third	Fourth	Year
Certain Brazil indirect taxes	$—	$—	$(67.7)	$—	$(67.7)
Costs to implement restructuring initiatives:
Cost of sales	$4.3	$8.6	$(1.0)	$.6	$12.5
SG&A expenses	49.2	37.1	18.5	22.0	126.8

Total costs to implement restructuring initiatives	$53.5	$45.7	$17.5	$22.6	$139.3

2018	First	Second	Third	Fourth	Year
Brazil IPI tax release	$—	$—	$(168.4)	$—	$(168.4)
Costs to implement restructuring initiatives:
Cost of sales	$.6	$.5	$(.1)	$90.5	$91.5
SG&A expenses	10.3	23.2	19.9	35.6	89.0

Total costs to implement restructuring initiatives	$10.9	$23.7	$19.8	$126.1	$180.5

In addition to the items impacting operating profit (loss) above:

(2)	(Loss) income from continuing operations, net of tax during 2019 was impacted by certain indirect tax items in Brazil of approximately $68.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3)

(Loss) income from continuing operations, net of tax during 2018 was impacted by one-time tax reserves of approximately $18 associated with our uncertain tax positions, and an expense of approximately $3 associated with the ownership transfer of certain operational assets within the consolidated group.

See Note 17, Restructuring Initiatives, “Results Of Operations - Consolidated” within MD&A, Note 15, Segment Information, Note 1, Description of the Business and Summary of Significant Accounting Policies, Note 14, Employee Benefit Plans, Note 19, Contingencies, Note 8, Debt and Other Financing and Note 10, Income Taxes, in our 2019 Annual report, for more information on these items.

NOTE 23. Agreement and Plan of Merger with Natura Cosmeticos S.A.

On May 22, 2019, the Company entered into the Merger Agreement with Natura Cosméticos S.A., a Brazilian corporation (sociedade anônima) (“Natura Cosméticos”), Natura &Co Holding S.A., a Brazilian corporation (sociedade anônima) (“Natura &Co Holding”), Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding (“Merger Sub I”), and Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I (“Merger Sub II”), pursuant to which (i) Natura &Co Holding will, after the completion of certain restructuring steps, hold all issued and outstanding shares of Natura Cosméticos, (ii) Merger Sub II will merge with and into Avon, with Avon surviving the merger and (iii) Merger Sub I will merge with and into Natura &Co Holding, with Natura &Co Holding surviving the merger and as a result of which Avon will become a wholly owned direct subsidiary of Natura &Co Holding (collectively, the “Transaction”).

The Transaction was consummated on January 3, 2020, and at this time, the Company became a wholly owned subsidiary of Natura &Co Holding.

On completion of the Transaction, each share of Avon common stock issued and outstanding immediately prior to the consummation of the Transaction was converted into the right to receive, at the election of the holder thereof, (i) 0.300 validly issued and allotted, fully paid-up American Depositary Shares of Natura &Co Holding, each representing one Natura &Co Holding Share (“Natura &Co Holding ADSs”) against the deposit of two shares of common stock of Natura &Co Holding (“Natura &Co Holding Shares”), subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding ADSs or (ii) 0.600 validly issued and allotted, fully paid-up Natura &Co Holding Shares, subject to adjustment in accordance with the terms of the Merger Agreement, and any cash in lieu of fractional Natura &Co Holding Shares. Avon’s series C preferred stock held by Cerberus Investor were converted to common stock prior to consummation of the Transaction and were therefore automatically converted into common stock of Natura &Co.

Natura &Co Holding Shares are listed on the B3 S.A. - Brasil, Bolsa, Balcão stock exchange, and Natura &Co Holding ADSs are listed on the NYSE. Additionally, upon the consummation of the Transaction, Avon common stock ceased to be traded on the NYSE.

The Company has incurred costs of $44 in relation to the Transaction, primarily professional fees up to 31 December, 2019.

NOTE 24. Subsequent Events

On May 22, 2019, we entered into the Merger Agreement with Natura Cosméticos, Natura &Co, and two subsidiaries of Natura &Co. On January 3, 2020, the Company consummated the Transaction and became a fully owned subsidiary of Natura &Co. In connection with the consummation of the Transaction, the Company notified the NYSE that trading of their stock should be suspended, the Company’s common stock was subsequently delisted and deregistered.

AVON PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On consummation of the Transaction, all common stock of the Company was converted to common stock of Natura &Co.

Prior to consummation of the Transaction, Cerberus elected to convert the series C preferred stock into common stock of the Company; this was subsequently converted into Natura &Co Holding stock as of January 3, 2020. Natura &Co Holding paid $91.5 of accrued dividends to Cerberus in January 2020.

In connection with the Transaction, the Company incurred professional fees of $43 contingent on the successful completion of the Transaction. These professional fees were paid in January 2020.

During January 2020, it was announced that the employment of certain senior officers of the Company would be terminated, in connection with the Transaction. The Company incurred approximately $21 relating to these terminations triggered by change in control provisions. In addition, the Company made payments of approximately $25 related to options and restricted stock units held by certain employees and directors of the Company.

On consummation of the Transaction, a deferred compensation scheme relating to former employees of the Company became payable which resulted in a cash outflow of approximately $13m.

In January 2020, upon completion of the Transaction, the Company’s revolving credit facility was cancelled, triggered by change in control provisions.

As a result of the Transaction, the Company will no longer have access to certain tax attributes of approximately $480 to approximately $550 million in certain taxing jurisdictions.

SCHEDULE II

AVON PRODUCTS, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2019, 2018 and 2017

			Additions
(In millions) Description	Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Revenue	Deductions		Balance at End of Period
2019
Allowance for doubtful accounts receivable	$93.0		$115.4		$—	$(141.8	)(1)	$66.6
Refund liability	12.3		—		132.6	(134.2	)(2)	10.7
Allowance for inventory obsolescence	146.1		37.1		—	(101.2	)(5)	82.0
Deferred tax asset valuation allowance	3,257.5		(297.5)		—	—		2,960.0
2018
Allowance for doubtful accounts receivable	$129.3		$162.4		$—	$(198.7	)(1)	$93.0
Refund liability	9.3	(3)	—		172.3	(169.3	)(2)	12.3
Allowance for inventory obsolescence	61.3		113.5	(4)	—	(28.7	)(5)	146.1
Deferred tax asset valuation allowance	3,217.6		39.9		—	—		3,257.5
2017
Allowance for doubtful accounts receivable	$122.9		$221.9		$—	$(215.5	)(1)	$129.3
Refund liability	8.2		—		197.9	(196.8	)(2)	9.3	(3)
Allowance for inventory obsolescence	58.4		36.7		—	(33.8	)(5)	61.3
Deferred tax asset valuation allowance	3,296.0		(78.4	)(6)	—	—		3,217.6

(1)	Accounts written off, net of recoveries and foreign currency translation adjustment.
(2)	Returned product reused or destroyed and foreign currency translation adjustment.
(3)

Due to the adoption of ASC 606, Revenue from Contracts with Customers, as of January 1, 2018, the allowance for sales returns was reclassified from a reduction of accounts receivable to a refund liability (within other accrued liabilities).

(4)

Includes a one-off inventory obsolescence expense of $88 recognized at December 31, 2018 relating to the structural reset of inventory (refer to Note 17, Restructuring Initiatives, for additional information regarding the structural reset of inventory).

(5)

Obsolete inventory destroyed and foreign currency translation adjustment. Deductions in 2018 were corrected in 2019 to recast the financial statements in the schedule above. There is no impact to the financial statements and the net inventory number was correctly presented. Given that the primary statements are not impacted, we have concluded this correction is not quantitatively or qualitatively material.

(6)

Decrease in valuation allowance primarily related to a partial release of the U.S. valuation allowance as a result of the enactment of the Tax Cuts and Jobs Act in the U.S. and the impact of a business model change related to the move of the Company’s headquarters from the U.S. to the UK.